Submitted on a confidential basis on August 14, 2026

CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the U.S. Securities and Exchange
Commission and all information contained herein remains confidential.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
For the transition period from               to
Commission file number

AI OKTO CORP.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive offices)

Petros Panagiotidis, Chairman and Chief Executive Officer 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus Phone number: +357 25 357 765
Fax Number: +357 25 357 796
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Watson Farley & Williams LLP
Attention: Will Vogel, Esq.120 West 45th Street, 20th Floor
New York, New York 10036
+1 (212) 922-2200
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value, including associated Preferred Share Purchase Rights under the Shareholder Protection Rights Agreement	AIOK	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of share capital as of the close of the period covered by the annual report:
Not applicable.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☐ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes	☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during this preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
☒ U.S. GAAP
 ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
 ☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
 ☐ Item 17
 ☐ Item 18
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

i

CERTAIN DEFINED TERMS
Unless the context otherwise requires, as used in this registration statement on Form 20-F (the “registration statement”): (i) the terms “we,” “us,” “our” or the “Company” refer, collectively, to AI OKTO CORP. and the liquefied petroleum gas (“LPG”) carrier-owning subsidiary, Starfire Shipping Co. (the “Starfire Shipping Predecessor”), the LPG carrier-owning subsidiary, Nightwing Shipping Co. (the “Nightwing Shipping Predecessor”), the LPG carrier-owning subsidiary, Zatanna Shipping Co., formerly owning the LPG carrier Dream Terrax (the “Zatanna Shipping Predecessor”) and the LPG carrier-owning subsidiary, Cyborg Shipping Co., formerly owning the LPG carrier Dream Syrax (the “Cyborg Shipping Predecessor” and together with the Starfire Shipping Predecessor, the Nightwing Shipping Predecessor and the Zatanna Shipping Predecessor, the “AI OKTO Predecessor”) and our other subsidiaries after the Distribution (as defined below); (ii) “AI OKTO” refers only to AI OKTO CORP. and not to its subsidiaries; (iii) “Parent” refers to Toro Corp.; and (iv) “Robin” refers to Robin Energy Ltd.
As further described under “Explanatory Note” below, (i) “AI OKTO Subsidiaries” refers to the AI OKTO Predecessor, to be contributed to AI OKTO prior to the Distribution (as defined below); (ii) the term “Distribution” refers to the distribution of the common shares of AI OKTO on a pro rata basis to the holders of common stock of the Parent and (iii) the term “Spin Off” refers to, collectively, the separation of the assets, liabilities and obligations of the Parent and its subsidiaries and the AI OKTO Subsidiaries and the contribution of the AI OKTO Subsidiaries to AI OKTO, the issuance of the Series A Preferred Shares to the Parent, the issuance of Series B Preferred Shares of AI OKTO to Pelagos Holdings Corp. (“Pelagos”), pursuant to the terms of the Series B Preferred Shares of the Parent, and the Distribution.
We use the term “deadweight ton,” or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. A “ton mile” is a standardized shipping metric and refers to the volume of cargo being carried (a “ton”) and the distance sailed for the shipment in nautical miles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this registration statement may constitute forward-looking statements. Forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document and reflect our current views with respect to future events and financial performance. These forward-looking statements may generally, but not always, be identified by the use of words such as “anticipate,” “believe,” “target,” “likely,” “will,” “would,” “could,” “should,” “seeks,” “continue,” “contemplate,” “possible,” “might,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “objective,” “potential,” “may,” “anticipates” or similar expressions or phrases.
The forward-looking statements in this registration statement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish any forward-looking statements, including these expectations, beliefs or projections.
In addition to these assumptions, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:
•	our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the LPG shipping industry;
•
market conditions and trends, including volatility and cyclicality in charter rates, factors affecting supply and demand for vessels such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segment of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies;

•
our ability to realize the expected benefits of any vessel acquisitions or sales, and the effects of any change in our fleet’s size or composition, increased transaction costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessel, on our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations;

•
our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them;

•
the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants in agreements relating thereto, in particular due to economic, financial or operational reasons;

•	our continued ability to enter into time charters or voyage charters with existing and new customers, and to re-charter our vessels upon the expiry of the existing charter agreement;
•	any failure by our contractual counterparties to meet their obligations;
•	changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change;
•
our ability to fund future capital expenditures and investments in the refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	instances of off-hire;
•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
•	existing or future disputes, proceedings or litigation;

•	future sales of our securities in the public market, and our ability to maintain compliance with applicable listing standards or the delisting of our common shares;
•	volatility in our share price;
•	potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties;
•
general domestic and international geopolitical conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the tensions in the Middle East, including the outbreak of war in Iran and any escalation or broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including as a result of tariffs imposed by the United States and other countries or other protectionist measures), and potential governmental requisitions of our vessels during a period of war or emergency;

•	global public health threats and major outbreaks of disease;
•	any material cybersecurity incident;
•
changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, including the closure of the Strait of Hormuz or other shipping routes due to the war in Iran;

•
changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls;

•	inadequacies in our insurance coverage;
•	developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification;
•	the impact of climate change, adverse weather and natural disasters;
•	accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG; and
•	any other factor described in this registration statement.
Any forward-looking statements contained herein are made only as of the date of this registration statement, and except to the extent required by applicable law, we undertake no obligation to update any forward-looking statement or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. See “Item 3. Key Information—D. Risk Factors” for a more detailed discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this registration statement are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

EXPLANATORY NOTE
AI OKTO was incorporated by Robin under the laws of the Republic of the Marshall Islands on October 21, 2025 to serve as a holding company. AI OKTO was acquired by the Parent from Robin on July 9, 2026. On [•], 2026, the independent and disinterested members of the board of directors of the Parent, based on the recommendation of a special committee of independent disinterested directors (the “Special Committee”), approved the Spin Off in order for the Company, holding the Parent’s LPG carrier segment and implementing an AI-driven strategy, and the Parent, holding its tanker segment, to operate as separate “pure play” companies in distinct shipping sectors, to be evaluated as such by the market and to enhance our and the Parent’s financing and growth opportunities. Separating the LPG carrier and tanker businesses will enable each of us and the Parent to increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion. As part of our core strategy to establish an artificial intelligence (“AI”)-enabled operating model, we may pursue partnerships with vendors, data-infrastructure providers and maritime-technology firms to identify, evaluate and implement AI-driven solutions across our fleet. These collaborations are intended to potentially provide access to specialized expertise in areas such as predictive analytics, machine-learning-based performance monitoring, emissions-management tools and automated voyage-optimization systems. Leveraging third-party AI technologies may allow us to accelerate adoption of data-centric operating processes, enhance the quality and timeliness of operational decision-making and support more consistent execution of our cost-efficiency and utilization objectives. Integrating such external AI resources into our framework also provides flexibility to scale and update our operating practices as AI methods, digital standards and regulatory requirements continue to evolve. However, there can be no assurance that we will successfully implement our AI-driven strategy. See “Item 3. Key Information—D. Risk Factors—We plan to use AI to grow and manage our business. Difficulties in implementing this technology and the rapid advancement of AI present significant risks to our operations.”
The terms of the Spin Off were negotiated and approved by the Special Committee. On [•], 2026, among other things, the Special Committee approved the following in connection with and as part of the Spin Off.
•	the contribution to us of (i) the AI OKTO Subsidiaries and (ii) $[•] in cash for additional working capital;
•	in exchange for:
•	all of our issued and outstanding shares of common stock, par value $0.001 per share (the “common shares”);
•
[•] shares of our 1.00% Series A Fixed Rate Non-Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”), with a non-cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $5.00 per share, all of which would be retained by Parent after the Spin Off; and

•
the issuance of 40,000 Series B Preferred Shares (the “Series B Preferred Shares”), each carrying 100,000 votes on all matters on which our shareholders are entitled to vote but no economic rights, to Pelagos, a company controlled by our and the Parent’s Chairman and Chief Executive Officer, against payment of their nominal value of $0.001 per Series B Preferred Share, pursuant to the terms of the Series B preferred shares of Parent.

The Series A Preferred Shares retained by the Parent have an initial aggregate stated amount of $[•], and, together with the common shares to be distributed in the Distribution, constitute the consideration issued to the Parent for the contribution of the AI OKTO Subsidiaries to AI OKTO. Accordingly, the Series A Preferred Shares are convertible, in whole or in part but not in an amount of less than 150,000 Series A Preferred Shares, at their holder’s option, to units, where each unit consists of two of our common shares (“Units”), from and after the third anniversary of their issue date at the lower of (i) 200% of the volume weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including the Spin Off distribution date (the “Distribution Date”), and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion.
The Series B Preferred Shares are substantially similar to the Parent’s Series B preferred shares, which carry 100,000 votes on all matters on which the Parent’s shareholders are entitled to vote, but have no economic rights, and all of which are held by a company controlled by Petros Panagiotidis, our Chairman and Chief Executive Officer and the Parent’s Chairman and Chief Executive Officer, and are being issued as required by the terms of the Series B Preferred Shares of the Parent. Our board of directors (“Board”) has approved the issuance of Series B Preferred
v

Shares to Pelagos on the basis that, among other things, such issuance is necessary to maintain materially the same corporate structure of the Parent and the economic rights of its shareholders prior to the Spin Off and as required by the terms of the Series B Preferred Shares of the Parent in connection with a transaction such as the Spin Off. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for additional information on our common and preferred stock.
On the Distribution Date, the Parent will distribute all of our common shares outstanding to its holders of common stock of record at the close of business on [•], 2026 (the “Record Date”). Shareholders of the Parent will receive one of our common shares for every [•] shares of the Parent’s common stock owned at the Record Date. Fractional common shares will not be distributed to such shareholders. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the Distribution.
We are registering our common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under this registration statement. We have applied to have our common shares and associated Preferred Share Purchase Rights under our Shareholder Protection Rights Agreement listed on the Nasdaq Capital Market under the ticker symbol “AIOK.” See “Item 10. Additional Information—B. Memorandum and Articles of Association” for additional details on our Shareholder Protection Rights Agreement.
As a part of the Spin Off, we will enter into a Master Management Agreement (as defined below in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”) with Castor Ships S.A. (“Castor Ships”) with respect to our vessels, in substantially the same form and substance as the Parent’s master management agreement for its vessels (as amended, or supplemented from time to time, the “Parent Master Management Agreement”). The vessel management agreements with Castor Ships previously entered into for our vessels by the LPG carrier-owning AI OKTO Subsidiaries will remain in effect for each vessel.
In addition, as part of the Spin Off, we will enter into various other agreements effecting the separation of our business from the Parent. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for additional details.
Upon consummation of the Spin Off and the listing of our common shares on the Nasdaq Capital Market, we and the Parent will be separate publicly traded companies. At the time of the Spin Off, we will provide LPG shipping services and the Parent will provide tanker shipping services. We and the Parent will have separate boards of directors, except that the Parent’s current Chairman and Chief Executive Officer, Petros Panagiotidis, will also serve as our Chairman and Chief Executive Officer.
Upon the completion of the Distribution, we will be a “controlled company” as defined under the Nasdaq Listing Rules, as long as our Chief Executive Officer owns a majority of the voting power of our issued and outstanding common shares. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from certain Nasdaq corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—As a “controlled company” and a “foreign private issuer” under the rules of Nasdaq, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”
The combined carve-out financial statements of the AI OKTO Predecessor as of and for the years ended December 31, 2024 and 2025 (the “Combined Carve-Out Financial Statements”), included elsewhere in this registration statement were derived from the historical consolidated financial statements and accounting records of the Parent. These financial statements reflect the combined carve-out historical results of operations, financial position and cash flows of the AI OKTO Predecessor in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The Combined Carve-Out Financial Statements are presented using the historical carrying costs of the assets and liabilities of the AI OKTO Subsidiaries. The Combined Carve-Out Financial Statements are presented as if such businesses had been combined throughout the periods presented. All intercompany accounts and transactions between the AI OKTO Subsidiaries have been eliminated in the accompanying Combined Carve-Out Financial Statements.
The combined carve-out statements of comprehensive income in the Combined Carve-Out Financial Statements reflect expense allocations made to the Company by the Parent of its general and administrative expenses for items such as administration costs charged by Castor Ships, audit, legal and consultancy services, stock compensation cost and other corporate expenses. The general and administrative expenses incurred by the Parent have been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the average of assets of the AI OKTO Subsidiaries’ vessels to the average of total consolidated assets of the Parent.
Management believes the assumptions underlying the Combined Carve-Out Financial Statements, including the assumptions regarding allocating general and administrative expenses, to be reasonable reflections of the utilization of services provided to, or the benefit received by, the AI OKTO Predecessor during the periods presented. Nevertheless, the Combined Carve-Out Financial Statements may not be indicative of the Company’s future performance and may not include all the actual expenses that would have been incurred by the AI OKTO Predecessor as an independent publicly traded company or reflect the AI OKTO Predecessor’s financial position, results of operations and cash flows that would have been reported if the AI OKTO Predecessor had been a standalone entity during the periods presented. The Company is unable to quantify the amounts that the AI OKTO Predecessor would have recorded during the historical periods on a standalone basis as it is not practicable to do so.
Unless otherwise indicated or required by the context in this registration statement, our disclosure assumes that the Spin Off has occurred. Although we may not acquire the AI OKTO Subsidiaries until shortly before the Spin Off, unless otherwise indicated, the operating and other information with respect to our business is presented as of and for the years ended December 31, 2024 and 2025, as if we owned such businesses as of such dates.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management
The following table lists the names of our directors and executive officers. The business address for each of our executive officers and directors is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Name	Age	Position
Petros Panagiotidis	36	Chairman of the Board, Chief Executive Officer and Class C Director
[•]	[•]	Class B Director
[•]	[•]	Class A Director
Konstantinos Oikonomopoulos	40	Chief Financial Officer

B.	Advisers
Our U.S. and Marshall Islands legal counsel is Watson Farley & Williams LLP, 120 West 45th Street, New York, New York 10036.
C.	Auditors
Our auditors are Deloitte Certified Public Accountants S.A., an independent registered public accounting firm located at Fragoklissias 3a & Granikou Str., 151 25 Marousi, Athens, Greece. Deloitte Certified Public Accountants S.A. is registered with the Public Company Accounting Oversight Board.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
The descriptions of agreements contained herein are summaries that set forth certain material provisions of those agreements. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of each agreement, each of which is an exhibit to this registration statement. We encourage you to refer to each such agreement for additional information.
A.	[Reserved]
Not applicable.
B.	Capitalization and Indebtedness
The following table sets forth our indebtedness and capitalization as of December 31, 2025. The table presents information:
•	on an actual basis; and
•
on an as adjusted basis to give effect to the issuance of (i) [•] common shares, par value $0.001 per share (ii) [•] Series A Preferred Shares, par value $0.001 per share (iii) 40,000 Series B Preferred Shares, par value $0.001 per share and (iv) $[•] in cash, in connection with the Spin Off.

(All figures in U.S. dollars)	Actual	As Adjusted
Mezzanine equity:
Series A Preferred Shares(1)	—	[•]
Total mezzanine equity	—	$[•]

Parent company equity/Shareholders equity:
Net parent investment	$48,882,281	$—
Series B Preferred Shares	—	[•]
Common shares	—	[•]
Additional paid-in capital	—	[•]
Retained earnings	—	—
Total parent company equity/Shareholders equity	$48,882,281	$[•]
Total Capitalization	$48,882,281	$[•]
(1)
Series A Preferred shares are presented at fair value as determined by management in consideration of a number of data points, including a valuation performed by an independent third-party consulting firm. The valuation methodology applied comprised the trifurcation of the value of the Series A Preferred Shares in three components namely, the “straight” preferred stock component, the embedded option component, while an incremental value was also ascribed to the conversion at the variable conversion price. The sum of the three components was used to estimate the value for the Series A Preferred Shares at $[•] million. The valuation methodology and the significant unobservable inputs used for each component are set out below:

	Valuation Technique	Unobservable Input	Range (Weighted average)
“Straight” Preferred stock component	Discounted Cash Flow model	• Weighted average cost of Capital • Probability of payment	[•]% [•]%
Embedded Option Component	Black Scholes	• Volatility • Risk free rate • Weighted average cost of Capital • Strike price • Assumed Share price	[•]% [•]% [•]% $[•] $[•]
Incremental value at variable conversion price	Probability adjusted method	• 5-day VWAP and discount to conversion day closing price (5th day) • Probability ascribed for 10% lower 5-day VWAP • Probability ascribed for 20% lower 5-day VWAP • Assumed share price	$[•] (10% discount) $[•] (20% discount) [•]% [•]% $[•]

C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to the ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends, as and if declared, or the trading price of our common shares.
Summary of Risk Factors
•	Because there has not been any public market for our common shares, the market price and trading volume of our common shares may be volatile.
•	Our share price may be highly volatile and, as a result, investors in our common shares could incur substantial losses.
•	Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results.
•
Future growth in the demand for our services will depend, among other factors, on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.

•	Global economic and financial conditions may negatively impact the sector of the shipping industry in which we operate, including the extension of credit.
•	Risks involved in operating ocean-going vessels could affect our business and reputation.
•	The operation of LPG carriers has unique operational risks associated with the transportation of LPG.
•	We plan to use AI to grow and manage our business. Difficulties in implementing this technology and the rapid advancement of AI present significant risks to our operations.
•
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

•	Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.
•
We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S. laws and regulations for the prevention of water pollution, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of GHG emissions may adversely impact our operations and markets.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•	We may not be able to execute our business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.
•
We operate secondhand vessels which may lead to increased technical problems for our vessels, and/or higher operating expenses or affect our ability to profitably charter our vessels, comply with environmental standards and future maritime regulations and obtain financing on favorable terms or at all and result in a more rapid depreciation in our vessels’ market and book values.

•
We are dependent upon Castor Ships, a related party, and other third-party sub-managers for the management of our fleet and business, and failure of such counterparties to meet their obligations could result in losses or could negatively impact our results of operations and cash flows.

•
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us.

•	We do not have a declared dividend policy and our Board may never declare dividends on our common shares.
•
Future issuances of additional shares, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.
•	We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.
•	We are an “emerging growth company,” and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.
•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
•	The Distribution may result in significant tax liability.

Risks Relating to our Industry
Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results.
The LPG carrier industry is cyclical and volatile in terms of charter rates, profitability and vessel values. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the products transported by LPG carriers. The degree of charter rate volatility among different types of LPG carriers has also varied widely. Further, because of a variety of factors (including the supply and demand for the products transported by LPG carriers) influencing the supply of, and demand for, vessel capacity is unpredictable, the timing, direction and degree of changes in the LPG carrier market are also unpredictable.
The global economy and the LPG carrier industry have experienced significant disruptions as a result of Russia’s invasion of Ukraine and sanctions imposed in relation to such conflict. LPG carrier rates have been impacted by changing energy prices as a result of disruptions to energy production, trade patterns and trade routes, including shipping in the Black Sea, Persian Gulf and elsewhere. The continuation or further extension of economic sanctions, boycotts or other economic factors may eventually result in a reduction in the supply of LPG available for transportation and could negatively impact charter rates over the longer term. For further details regarding Russian sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”
Any deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business, including those described above, may adversely affect our ability to profitably charter or re-charter our LPG carriers or to sell our LPG carriers on a profitable basis. In particular, a significant decrease in charter rates would cause asset values to decline. Any of the foregoing factors could negatively impact our operating results, liquidity and/or financial condition.
Future growth in the demand for our services will depend, among other factors, on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.
The capacity of the world LPG carrier fleet appears likely to increase in the near term. However, future growth in the demand for LPG carriers, as well as the charter rates for such LPG carriers, depends on a variety of factors that may impact the supply of and demand for the products we transport. Factors that influence demand for LPG carrier capacity include, but are not limited to:
•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors;
•	the available supply of LPG products;
•	the availability of financing for new and secondhand LPG carriers and shipping activity;
•	the number of newbuilding deliveries and shipyards’ ability to deliver newbuildings by contracted delivery dates and shipyards’ capacity levels;
•	the scrapping rate of older vessels and secondhand LPG carrier values in relation to scrap prices;
•	the number of vessels that are out of service, as a result of vessel casualties, repairs and dry-dockings;
•	the number of conversions of LPG carriers to other uses or conversions of other vessels to LPG carriers, as applicable;
•	port and canal congestion;
•	the speed of LPG carriers being operated;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	changes in LPG carrier prices;
•	any factors that affect the foregoing;

•	the level of production of LPG products in net export regions;
•	the level of demand for LPG products globally, and in particular, in net import regions such as Asia, Europe, Latin America and India;
•	regional availability of refining, liquefaction and deliquefaction capacity and inventories compared to geographies of oil and natural gas production and liquefaction and deliquefaction regions;
•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;
•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;
•	prevailing global and regional economic conditions;
•
global and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for LPG carrier transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict in the Middle East, including the war with Iran and maritime incidents in and around the Red Sea, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

•
developments in international trade, including national policies regarding strategic oil inventories (including the reduction or replenishment of strategic reserves and if strategic reserves are set at a lower level in the future as oil decreases in the energy mix), actions taken by OPEC and major oil and gas producers and refiners, as well a major LPG companies, and fluctuations in the profit margins of LPG;

•	the distances between exporting and importing regions over which LPG products are to be transported by sea;
•	infrastructure to support seaborne LPG products trade, including pipelines, railways and terminals;
•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, opportunities for arbitrage, pricing differentials and seasonality;

•	changes to the arbitrage of certain LPG products in different countries, regions or continents;
•	currency exchange and interest rates;
•	changes in environmental and other regulations that may limit the production or consumption of LPG products;
•	competition from alternative sources of energy, such as natural gas, coal, hydroelectric power and other alternative sources of energy, and consumer demand for “green” or sustainable products;
•	inclement weather and/or natural catastrophes; and
•	epidemics and pandemics.
These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates or their precise impact on our business. Any of these factors could have a material adverse effect on our business, financial condition and operating results.
The active fleet on the small LPG carrier vessels, which have similar characteristics to the ones we own, has remained largely stable with a marginal increase of 0.17% between 2024 and 2025 (from 582 to 583 vessels, respectively). Moreover, the orderbook of small LPG carrier vessels has remained at low levels with 10 vessels ordered in 2024.
A decline in the market value of our LPG carriers could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.
The fair market values of LPG carriers have generally experienced high volatility based on a variety of factors. Factors which may affect the fair market values of our LPG carriers include, without limitation:
•	prevailing level of charter rates;
•	general economic and market conditions affecting the shipping industry;

•	the type, size and age of the LPG carriers, including as compared to other LPG carriers in the market and as relates to environmental and energy efficiency;
•	supply of and demand for LPG carriers, including as a result of the competitive environment we operate in;
•	the availability and cost of other modes of transportation;
•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
•	cost of new buildings;
•
speculative LPG carrier orders from peers during periods of low LPG carrier prices, thereby increasing the supply of LPG carrier capacity, satisfying demand sooner and potentially suppressing charter rates;

•	shipyard capacity;
•	governmental or other regulations, including those that may limit the useful life of LPG carriers;
•	the need to upgrade LPG carriers as a result of environmental, safety, regulatory or charterer requirements, technological advances in LPG carrier design or equipment or otherwise; and
•	the size of the LPG carrier market is small and illiquid resulting in only a limited number of vessel sales taking place on an annual basis.
In addition, when vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the supply of vessel capacity, satisfying demand sooner and potentially suppressing charter rates. To the extent we enter into any future facilities that require the maintenance of a certain percentage of the fair market values of the LPG carriers securing any future facility to the principal outstanding amount of the respective facility, a decline in the fair value of our LPG carriers could cause us not to be in compliance with such covenants.
Further, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, cash flows, financial condition and operating results. We may also incur losses and be unable to recoup part of our investment in our LPG carriers if we sell any LPG carrier at less than its book value due to unfavorable market or operating conditions.
We are exposed to fluctuating demand, supply and prices for LPG products and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.
Our growth significantly depends on continued growth worldwide and regional demand for the products we transport and their carriage by sea, which could be negatively affected by several factors, including declines in prices for such products or general political, regulatory and economic conditions.
In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates, as we have observed in the recent quarters may reduce the country’s contribution to world trade growth. If economic growth continues to slow down in China or slows down in India and other countries in the Asia Pacific region, particularly in sectors of the economy related to the products we transport, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on global economic growth. Therefore, a negative change in the economic conditions of any of these countries or elsewhere may reduce demand for our LPG carrier vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.
Supply and demand for the products our vessels transport are sensitive to the price of oil, which is usually volatile. During 2024, the price of Very Low Sulphur Fuel Oil (“VLSFO”) in Singapore ranged from a peak of $656 per metric ton in February 2024 to a low of $548 per metric ton in December 2024 and a peak of $604 per metric ton in January 2025 to a low of $424 per metric ton in December 2025. Volatility in 2025 was moderate, despite continued

heightened geopolitical tension, including the expansion and tightening of sanctions against Russia and Belarus in connection with its invasion of Ukraine. In February 2026, the outbreak of war in the Middle East between Iran, the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LPG may be significantly constrained for some period of time. On June 15, 2026, Iran and the U.S. agreed to extend their ceasefire for 60 days. The impact of this temporary cease fire, including whether its duration will hold or be extended, is uncertain, including the extent to which it may eliminate conditions that have supported energy prices and high charter rates for vessels that initially had resulted after the outbreak of the war. The resulting volatility in the market for crude oil, petroleum products and LPG, and in the LPG carrier charter market, could result in lower LPG carrier charter rates and adversely affect our business. For further details, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation and ability to conduct operations. Such failures and other events could adversely affect the market for our common shares.” However, growth in the supply of oil products, including refined petroleum products and LPG, may outpace demand for such products in 2026, as there is growing evidence of softening global demand for oil products, including LPG and refined petroleum products, due to, among other factors, persistent inflationary pressures, the impact of higher interest rates and deteriorating macroeconomic outlooks in certain of the regions we operate in, such as Europe, which has experienced a decline in manufacturing and industrial activity. China, one of the biggest importers of oil, has seen weakened oil demand with imports in August 2025 about 25% lower than the imports of August 2024.
Certain additional factors may influence the price of oil and therefore supply and demand for the products we transport. For example, sustained periods of low oil prices typically result in reduced exploration and extraction because oil companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices, a fact which could limit oil supply and lead to increases in crude oil and refined petroleum product prices. Consumer demand for crude oil, LPG products, and refined petroleum products, and as a result crude oil, LPG products, and refined petroleum product prices, could also be affected by a shift towards other renewable energy resources such as wind energy, solar energy, nuclear energy, electricity, water energy or other alternative fuel. Changes in oil supply balance and oil prices, or the supply balance and prices of products derived from oil, can have a material effect on demand for LPG and refined petroleum product shipping services. While seaborne LPG trade is expected to continue to grow and remain relatively resilient compared to other oil products, the price of oil is likely to remain volatile as the market continues to adjust in changing patterns in supply and demand. In particular, changes to the trade patterns or trade routes of the products we transport may have a significant negative or positive impact on demand for miles, and therefore the demand for our LPG carriers. Recently, trade routes for LPG carriers have been disrupted by escalating attacks on vessels in and around the Red Sea and the subsequent rerouting via the Cape of Good Hope, increasing ton-mile demand up to 5%. Additionally, trade routes have been disrupted in the Persian Gulf and Strait of Hormuz as a result of the outbreak of war in Iran between Iran, the U.S. and Israel. For further details, see “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.” Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our business and/or segment, operating results and/or available cash. As noted above, the global economy and demand for LPG and refined petroleum products continues to adapt to disruptions in oil supply due to Russia’s invasion of Ukraine and related sanctions and the market may enter a period of oversupply of oil products as demand shows signs of weakening, which may have a material effect on demand for LPG carriers, and, consequently, on our business, financial condition, cash flows and operating results. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.”
Worldwide inflationary pressures could negatively impact our results of operations and cash flows.
Over the course of 2025, inflationary pressures across many sectors globally continued to weigh on economic activity, although to a lesser extent than in 2023. The U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose slightly to 3.0% in September 2025 up from 2.9% in December 2024, before decreasing slightly to 2.7% in December 2025. The ongoing effects of inflation on the supply and demand of the products we transport could alter demand for our services and reduce economic activity due to governmental responses to persistent inflation in any of the regions in which we operate could cause a reduction in trade by altering consumer purchasing habits and reducing demand for the crude oil and/or refined petroleum products. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be adversely affected. Alternatively, if inflation fails to abate or increases again in 2026, we could experience persistently high operating, voyage and administrative costs. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “We are exposed to fluctuating demand, supply and prices for LPG products and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.”
Global economic and financial conditions may negatively impact the sector of the shipping industry in which we operate, including the extension of credit.
As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. Various factors may impact economic growth and the availability of credit, including those discussed in “—We are exposed to fluctuating demand, supply and prices for LPG products and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” and “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.”
A decline in economic activity or a deterioration of economic growth and financial conditions may have a number of adverse consequences for the LPG carrier sector of the shipping industry in which we operate, including, among other things:
•	low charter rates, particularly for vessels employed on short-term time charters and in the spot voyage market;
•	Increased ballast time due to changing trade patterns or reduced economic activity;
•	decreases in the market value of vessels and the limited second-hand market for the sale of vessels;
•	limited financing for vessels;
•	widespread loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel managers, vessel owners, shipyards and charterers.
The occurrence of one or more of these events could have a material adverse effect on our business, cash flows, compliance with debt covenants, financial condition and operating results.
Increases in bunker prices could affect our operating results and cash flows.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charters and is an important factor in negotiating charter rates. Bunker prices have increased significantly since 2021, starting at $415 per metric ton in January 2021 and reaching a high of $1,100 per metric ton in July 2022, before declining to a still elevated price of $617 per metric ton by the end of December 2022. This volatility was in part attributable to the eruption of armed conflict in Ukraine. In 2023, bunker rates demonstrated decreasing volatility as the market adapted to the conflict in Ukraine, with the price for VLSFO in Singapore reaching a high of $687 per metric ton in November 2023 which decreased to around $615 per metric ton by the end of December 2023. In 2025, volatility on bunker prices has been low compared to the levels that were recorded in 2024. The price of VLSFO in Singapore reached a high of $604 per metric ton in January 2025 which decreased to $424 per metric ton in December 2025, but uncertainty regarding its future direction remains. As of June 19, 2026, the price of VLSFO in Singapore was approximately $654 per metric ton but the direction of VLSFO pricing remains uncertain. In addition, the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, could cause disruptions to the production and supply of oil, and therefore fuel, with adverse impacts on the price of VLSFO in 2026. As a result, our bunker costs for our vessels when off-hire, idling, or operating in the spot voyage charter market have increased substantially in recent years and may continue to increase, which could have an adverse impact on our operating results and cash flows.

Risks involved in operating ocean-going vessels could affect our business and reputation.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	a marine disaster;
•	war and terrorism;
•	piracy;
•	environmental and other accidents;
•	cargo and property losses and damage;
•	business interruptions caused by mechanical failure, human error, armed conflict, terrorism, piracy, political action in various countries, labor strikes or adverse weather conditions; and
•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements;
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill, either of bunker oil on our vessels or cargo carried by our vessels, or an accidental release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an LPG spill or other environmental incident may harm our reputation as a safe and reliable operator, which could have a material adverse effect on our business, cash flows, financial condition, and operating results.
The operation of LPG carriers has unique operational risks associated with the transportation of LPG.
The operation of LPG carriers is inherently risky and presents unique operational risks. For example, an LPG release may cause significant environmental damage. Additionally, compared to other types of vessels, LPG carriers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of LPG. Our crews could also be inadvertently exposed to escaped gases, which may pose a risk to their health and safety. As a result, the unique operational risks associated with the transportation of LPG could result in significantly more expensive insurance coverage and the associated costs of an LPG release or other health and safety incidents could exceed the insurance coverage available to us. Any of the foregoing factors may adversely affect our LPG carrier fleet, our cash flows and operating results.
We are recent entrants to the LPG shipping business and may face difficulties in establishing our business.
As recent entrants to the LPG carrier shipping business, we may struggle to establish market share and broaden our customer base for our LPG carrier operations in these highly competitive markets due to our lesser-known reputation, while incurring operating costs associated with the operation and upkeep of our LPG carriers. In addition, we compete with various companies that operate larger fleets and may be able to offer more competitive prices and greater availability and diversity of vessels, all while achieving economies of scale in their fleet operating costs. Due in part to the fragmented LPG market, existing or additional competitors with greater resources may enter or grow their positions in the LPG sector through consolidations or acquisitions and could operate more competitive fleets, causing us to lose or be unable to gain market share. Any of these competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.
Further, we likely possess less operational expertise relative to more experienced competitors and may be more heavily reliant on the knowledge and services of third-party managers for our commercial success.
As of the date of this registration statement, Castor Ships has subcontracted the technical management of all of our vessels to a third-party ship-management company. Any failure by us or Castor Ships to partner with third-party providers with the appropriate expertise to effectively deliver our services could tarnish our reputation as a vessel operator and impact the growth of our business, our financial condition and operating profits.

We plan to use AI to grow and manage our business. Difficulties in implementing this technology and the rapid advancement of AI present significant risks to our operations.
We intend to consider, evaluate and potentially deploy AI-enabled tools with the objective of optimizing our operations and performance monitoring and analysis, the scope of which may include loading port congestion, voyage routing, delivery port estimated waiting time, bunker procurement location options and pricing, and emission-related KPIs, in order to improve vessel deployment, fuel efficiency, routing, and overall utilization, ultimately targeting better decision-making and improved net voyage results. However, we have not yet implemented this AI-driven strategy and there can be no guarantee that our strategy will be successful and there can be no assurance that we will be successful in leveraging AI to support our business, including our plan to pursue partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across our fleet. Moreover, certain of our competitors may adopt and successfully integrate AI technologies more quickly or effectively than we do, potentially achieving superior operational efficiency, cost advantages, or service capabilities, although adoption levels, maturity, and effectiveness vary across the industry and there is no established market standard. We compete with companies that may have greater financial, technical, and operational resources, which may enable them to invest more extensively in digital infrastructure, data analytics platforms, and AI-enabled solutions, whether developed internally or sourced from third-party vendors. In addition, certain competitors and/or service providers may develop or obtain access to more advanced technologies, higher-quality or broader data sets, or more effective system-integration capabilities, which could contribute to competitive advantages in voyage planning, fuel management, maintenance planning, and commercial optimization, although the impact of such tools on commercial outcomes is inherently uncertain. If we fail to successfully integrate AI into our operations, fail to keep pace with rapidly evolving AI technological developments, or fail to attract and retain personnel with AI and data science expertise, we may face a significant competitive disadvantage that could adversely affect our market position, charterer relationships, and financial performance. Our ability to remain competitive will depend, in part, on our ability to evaluate, select, implement, and effectively integrate appropriate digital and AI-enabled tools into our operational, commercial and financial factors, and to attract and retain personnel with relevant technical and analytical expertise. Further, AI implementation-related challenges include compliance with emerging laws and regulations, ethical and legal issues, reputational harm from potential system failures, and risks associated with third-party vendors employing AI. The regulatory landscape for AI is rapidly evolving, with new laws and regulations being proposed or enacted in multiple jurisdictions where we operate, including the European Union’s Artificial Intelligence Act, maritime-specific AI regulations that may be adopted by the International Maritime Organization or flag states, and data protection requirements that may apply to AI systems. Compliance with these diverse and evolving requirements could significantly increase our operational costs, and any actual or perceived violations could subject us to enforcement actions, penalties, litigation and reputational harm. While we are committed to using AI responsibly, as well as ensuring compliance with applicable laws and ethical standards, the inherent complexity and pace of change may result in unforeseen challenges. For example, AI systems may process sensitive operational data, vessel performance data, personnel information, or information about our charterers and business relationships. Failure to adequately protect this data, use AI in accordance with applicable privacy laws, or address ethical considerations in AI deployment could expose us to regulatory penalties, litigation, contractual breaches, reputational harm, and loss of business relationships. Further, we expect to rely on AI technologies licensed from or provided by third-party vendors and technology providers for operational applications. We cannot control the availability, pricing, performance, or continued support of such third-party AI technologies. If any third-party AI technologies become unavailable, incompatible with our systems, or if providers negatively change pricing or licensing terms, discontinue features or support, or suffer service disruptions, our operations could be materially disrupted, our competitive position weakened, and our business harmed. Finally, AI systems may produce inaccurate, incomplete, or misleading information or results, and reliance on such outputs without proper verification could expose us to significant financial, legal, and reputational risks, including erroneous decision-making, regulatory non-compliance, and potential liability.
While we are committed to using AI responsibly and in compliance with applicable laws and ethical standards, the inherent complexity and rapid pace of AI evolution may result in unforeseen challenges. AI-related issues, deficiencies or failures could give rise to legal or regulatory action, damage our reputation, increase our costs, disrupt our operations, compromise vessel safety, or otherwise materially harm our business, financial condition and results of operations.
Acts of piracy or other attacks on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Pirate activity is also intermittent off the coast of Eastern Malaysia and a number of oil cargo seizures have occurred there. Sea piracy incidents continue to occur with LPG carrier vessels particularly vulnerable to such attacks.
Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Our business has inherent operational risks, which may not be adequately covered by insurance.”
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.
We conduct a significant part of our operations outside of the United States and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that has been and is likely to continue to be adversely impacted by the effects of geopolitical developments, including political instability or conflict, terrorist attacks or international hostilities.
Currently, the world economy faces a number of challenges, including tensions between the United States and China, new and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, including the war in Iran and recent maritime incidents in and around the Red Sea, and other geographic areas and countries, continuing economic weakness in the European Union and slowing growth in China and the continuing threat of terrorist attacks around the world.
In particular, the armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has disrupted global markets, contributing to shifts in trading patterns and trade routes for products, including LPG, that may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus by various governments, which have contributed to increased volatility in the price of energy and other products. The instability in Venezuela and the outbreak of war in Iran, including restrictions on transit of ships through the Strait of Hormuz, has and may continue to disrupt the supply of energy products including oil, and shipping of LPG. These circumstances have led to an increase in the length of LPG voyages and sanctions have resulted in elimination of some vessels that are engaged in sanctioned activity from the available fleet. These factors resulted in fleet inefficiencies and have contributed to increasing LPG charter rates, which may not continue. The factors influencing the supply of and demand for LPG shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation and ability to conduct operations. Such failures and other events could adversely affect the market for our common shares,” “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows” and “—We are exposed to fluctuating demand, supply and prices for LPG products and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.”
Geopolitical conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results. Notably, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen, which armed Houthi groups have claimed responsibility for. These groups have stated that these attacks are a response to the Israel-Hamas conflict. While initially Israeli and US-linked vessels were thought to be the primary targets of these attacks, vessels from a variety of countries have been the subject of these incidents, including vessels flying the Marshall Islands flag. As a result of these attacks, certain vessels have sunk, been set alight and suffered other physical damage and crew injuries and fatalities have occurred, leading to heightened concerns for crew safety and security, as well as other trade disruptions. An increasing number of companies have rerouted their vessels to avoid passage through affected areas and are now completing their trades via alternative routes, such as through the Cape of Good Hope, incurring greater shipping costs and delays, as well as the costs of security measures. Though governments including the United States and United Kingdom have responded with air strikes against the hostile groups believed to be responsible for these attacks, the continuation or escalation of the conflict may drive the foregoing costs and risks higher. Any physical damage to our vessels or injury or loss of life of any of the individuals onboard our vessels could result in significant reputational damage or operational disruption, the exact magnitude of which cannot be estimated with certainty at this time. In addition, recently Iran has threatened to attack vessels, mine or otherwise close the Strait of Hormuz as a result of the war in Iran, which may have similar effects. There can be no assurance regarding the precise nature, expected duration or likely severity of these maritime incidents. Future hostilities or other political instability in regions where our vessels trade could also negatively affect the shipping industry by resulting rising costs and changing patterns of supply and demand, as well as our trade patterns, trade routes, operations and performance.
Further, if attacks on vessels occur in regions designated by insurers as “war risk” zones or listed by the Joint War Committee (“JWC”) as areas of heightened risk for war, strikes, terrorism, or related perils, the premiums payable for such coverage could increase significantly. In some cases, such insurance coverage may become more difficult to obtain, or unavailable altogether. As of March 3, 2026, the JWC’s Listed Areas included parts of the Southern Red Sea, Gulf of Aden, and Black Sea, as well as the coastal waters of Yemen, Israel, Iran, Somalia, Nigeria, Libya, Bahrain, Djibouti, Kuwait, Oman and Qatar, among others. Insurance costs for vessels with links to the United States, United Kingdom or Israel have already increased as a result of attacks in and around the Red Sea, with such vessels reportedly seeing significant increases in their war risk premium relative to other vessels transiting through the Red Sea, and should these attacks continue or become indiscriminate, we could similarly experience a significant increase in our insurance costs and/or we may not be adequately insured to cover losses from these incidents. See also “—Our business has inherent operational risks, which may not be adequately covered by insurance.” Crew costs, including costs that may be incurred to the extent we employ onboard security guards, could also increase due to acts of piracy or other maritime incidents, including attacks on vessels. Our customers could also suffer significant losses, impairing their ability to make payments to us under our charters. Any of the foregoing factors could have an adverse effect on our business, results of operations, financial condition and cash flow.
The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including continuing unrest in Syria and Iran and relating to the Israel-Hamas conflict and recent attacks on vessels in and around the Red Sea which armed Houthi groups have claimed responsibility for, as well as the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, the outbreak of war in Iran, has and may continue to affect the shipping industry, including restrictions on the ability of ships to transit the Strait of Hormuz and attacks on vessels in the Persian Gulf and throughout the region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy or other attacks on ocean-going vessels could adversely affect our business.”
Separately, protectionism has been and continues to be on the rise globally. For example, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of various Eurosceptic parties, which advocate for their countries to leave the European Union and/or adopt protectionist policies. These parties are increasingly popular in various European countries, including major European economic powers such as Germany and France. The withdrawal of the United Kingdom from the European Union has increased the risk of additional trade protectionism and has created supply chain disruptions. The United States has similarly seen a rise in protectionist policies. For example, in 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries.
Furthermore, governments have and may continue to turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10%

tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain. It is unknown whether and to what extent such new tariffs (or other new laws or regulations which may be adopted) will affect us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition. These policy pronouncements have created significant uncertainty about the future relationship between the U.S. and China, Canada, Mexico and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the U.S. and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.
Trade barriers to protect domestic industries against foreign imports depress shipping demand. Protectionist developments, such as the imposition of trade tariffs or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and operating results. Further, protectionist policies in any country could impact global markets, including foreign exchange and securities markets. Any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, financial condition and cash flows.
Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.
In 2025, the United States Trade Representative (the “USTR”) put forward a significant trade action under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics and shipbuilding industries. This action has the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs. The action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee is calculated at a rate of $50 per net ton of the vessel for each port entrance after October 14, 2025 and increasing over time, plateauing at $140 per net ton by 2028. Another fee applies to Chinese-built vessels and would be generally imposed each time a Chinese-built vessel enters a U.S. port. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point. In response to the USTR action, on October 10, 2025, China announced retaliatory port fees, effective October 14, 2025, applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. There is significant uncertainty as to the scope of applicability of these new port fees and how they will be implemented. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, scheduled for November 10, 2026. Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports. Of the two vessels we operate, none were constructed in China. However, we may enter in the future into sale and leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards.
Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership or, as the case may be, operation of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.
A cyber-attack could materially disrupt our business and may result to a significant financial cost to us.
We rely on information technology systems and networks in our operations, our vessels and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, including the risk associated with the use of emerging technologies, such as AI and quantum computing for nefarious purposes, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, limit access to data, prevent destruction or alteration of data or limit the negative impact from such attacks, can provide absolute security against compromise. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, to steal data, or to ask for ransom. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release, alteration or unavailability of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of our information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.
In 2017, the IMO adopted Resolution MSC.428(98) on Maritime Cyber Risk Management, which encourages administrations to ensure that cyber risks are appropriately addressed in Safety Management Systems (“SMS”) no later than the first annual verification of the Company’s Document of Compliance (DOC) after January 1, 2021. The United States Coast Guard (“USCG”) also issued non-binding guidance in February 2021 on incorporating cyber risk into a vessel’s SMS. While we are currently in compliance with the requirements of Resolution MSC.428(98), the cybersecurity measures we maintain may not be sufficient to prevent the occurrence of a cybersecurity attack or incident. Any inability to prevent security breaches, including those involving our third-party vendors, suppliers, or counterparties, or any failure to adopt or maintain appropriate cybersecurity risk management and governance procedures could cause existing or prospective clients to lose confidence in our IT systems and could adversely affect our reputation, cause losses to us or our customers, and/or damage our brand. On April 4, 2025, the IMO issued updated guidance under IMO Circular MSC-FAL.1/Circ.3/Rev.3, emphasizing the importance of proactive cyber risk governance, digital asset inventories, and incident recovery planning aligned with international standards such as ISO/IEC 27001, which our manager successfully obtained in May 2025. Compliance with these evolving standards may require us to implement additional procedures for managing cybersecurity risks, which could result in increased expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.
The risks associated with informational and operational technology incidents have increased in recent years given the increased prevalence of remote work arrangements, and may be further heightened by geopolitical tensions and conflicts, such as the ongoing conflict between Russia and Ukraine. State-sponsored Russian actors have taken and may continue to take retaliatory actions and enact countermeasures against countries and companies that have divested from or curtailed business with Russia as a result of Russia’s invasion of Ukraine and related sanctions imposed on Russia. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation and ability to conduct operations. Such failures and other events could adversely affect the market for our common shares.” This includes cyber-attacks and espionage against other countries and companies in the world, which may negatively impact the countries in which we operate and/or companies to whom we provide services or receive services from. Any such attacks, whether widespread or targeted, could create significant disruptions in our business and adversely impact our financial condition, cash flows and operating results.
Global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
Public health threats or widespread health emergencies, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses (or concerns over the possibility of such threats or emergencies) could lead to a significant decrease in demand for the transportation of the products carried by our vessels. In recent years, our business has from time to time been impacted by various public health emergencies in various parts of the world in which we operate, most notably the COVID-19 pandemic. While most countries around the world have removed restrictions implemented in response to the COVID-19 pandemic, the emergence of new public health threats or widespread health emergencies, whether globally or in the regions in which we operate, may result in new restrictions, lead to further economic uncertainty and heighten certain of the other risks described in this registration statement. In particular, such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in dry-dock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels. Any public health threat or widespread health emergency, whether widespread or localized, could create significant disruptions in our business and adversely impact our business, financial condition, cash flows and operating results.
Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including the U.S. Office of Foreign assets Control (“OFAC”)) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation and ability to conduct our operations. Such failures and other events could adversely affect the market for our common shares.
Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran and North Korea), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry. Since Russia’s invasion of Ukraine in 2022, economic sanctions have been imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted the Russian oil and petroleum industry and in particular, the transport of Russian crude oil and refined petroleum products by maritime vessels. Several jurisdictions, including the United States, the United Kingdom, European Union and Canada, have adopted import bans of Russian energy products, such as crude oil and refined petroleum products. The United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia. For example, the United Kingdom has barred the provision of ships or services, including shipping services, facilitating the maritime transport of Russian crude oil and refined oil products. The Group of Seven nations and the European Union have also imposed a price cap on Russian crude oil, and introduced a separate price cap on refined petroleum products. The United States has also introduced sanctions against tanker vessels with ties to the Russian oil trade, significantly impeding such vessels’ abilities to load cargoes, and has imposed sanctions against at least two companies and their tankers for breaching the price cap on Russian crude oil. Additional sanctions efforts by the United States, the European Union and United Kingdom have focused on preventing the circumvention of sanctions against Russia and have adopted sanctions against a number of foreign companies accused of assisting Russia in circumventing sanctions. These restrictions may affect our current or future charters.
In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. Furthermore, certain of the oil majors, such as ExxonMobil and BP, have divested from Russia or announced their intention to exit the region.
As a result of these bans and related trade sanctions, many consumers of crude oil and refined petroleum products have sought out alternative sources of these products and trade patterns and trade routes for crude oil and refined petroleum products have changed. For example, the United States has emerged as a major producer of refined petroleum products, producing record amounts of oil in 2023, 2024 and 2025, which have helped to offset supply constraints due to Russia’s exclusion from the market and strong demand for exported crude oil. The price of LPG-related products has increased and remained elevated as a result of these bans and related trade sanctions, though record production by the United States has exerted downward price pressure. Increases in the price of LPG products have and are likely to adversely affect global oil demand and reduce worldwide oil transport, should such price increases continue. While global shipping rates of oil have generally increased since the commencement of Russia’s invasion of Ukraine, especially because of increased ton mile demand due to changing trading patterns and the banning of oil tankers linked with cargo liftings from Russia by several countries, it is uncertain what the ultimate result will be on our business and financial position. However, due to their effect on the global market for petroleum products, current or additional sanctions could have a material adverse impact on our business, cash flows, financial condition and operating results.
Economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Any violation of sanctions or embargoes could result in the Company incurring monetary fines, penalties or other sanctions. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have links with countries or entities or persons within these countries that are identified by the U.S. government as state sponsors of terrorism. We are required to comply with such policies in order to maintain access to charterers and capital.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the United States, the European Union, and/or other international bodies. Further, it is possible that, in the future, our vessels may call on ports located in sanctioned jurisdictions on charterers’ instructions, without our consent and in violation of their charter party. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels. As a result, we may be required to terminate existing or future contracts to which we, or our subsidiaries, are party.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics. However, we are subject to the risk that we, or our affiliates, or our or our affiliates’ respective officers, directors, employees or agents may be deemed to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions.
If we, our affiliates, or our or their respective officers, directors, employees and agents, or any of our charterers are deemed to have violated economic sanctions and embargo laws, or any applicable anti-corruption laws, our results of operations may be adversely affected as a result of fines, penalties or other sanctions. In addition, we may suffer reputational harm as a result of any actual or alleged violations. This may affect our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories in which we operate. Any of these factors could adversely affect our business, financial condition, and operating results.
Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management and adversely affect our business, results of operations or financial condition as a result.
Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.
The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society recognized by the flag administration in the jurisdiction in which the vessel is registered (or “flagged”). The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules of the class and the regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.
A vessel must undergo annual, intermediate, and special surveys in accordance with IMO regulations. Machinery may be placed on a Continuous Machinery Survey (CMS) cycle, under which it is inspected periodically over a five-year period. We expect our vessels to follow a special survey cycle for hull inspections and a continuous survey cycle for machinery. Vessels are also required to be dry-docked, or inspected by approved divers, every two to three years for underwater inspections.
While we believe that we have adequately budgeted for compliance with all currently applicable safety and other vessel operating requirements, newly enacted regulations applicable to us and our vessels may result in significant and unanticipated future expense. If any of our vessels does not maintain its class or fails any annual, intermediate or special survey, such vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, cash flows, financial condition and operating results.
We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S. laws and regulations for the prevention of water pollution, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of GHG emissions may adversely impact our operations and markets.
Our operations are subject to numerous international, regional, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of certain of these laws, regulations and standards. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the profitability, resale value and useful life of our vessels. These costs could have a material adverse effect on our business, cash flows, financial condition, and operating results. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for emergency response and remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we are negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.”
In connection with IMO 2020 regulations and requirements relating to fuel sulfur levels, as of the date of this registration statement, we have transitioned to burning IMO compliant fuels our vessels are not equipped with scrubbers (also known as Exhaust Gas Cleaning Systems). As a result, these vessels currently utilize VLSFO containing up to 0.5% sulfur content. Beginning May 1, 2025, in accordance with the Mediterranean Emission Control Area (“ECA”) designation under MARPOL Annex VI, our vessels will burn Ultra Low Sulfur Fuel Oil (“ULSFO”) with a maximum sulfur content of 0.1% while operating in the Mediterranean region. Notably, low sulfur fuel is more expensive than standard high fuel oil and may become more expensive. For further information, see “—Increases in bunker prices could affect our operating results and cash flows.”
The IMO has also imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing onboard systems to treat ballast water and eliminate unwanted organisms. Our vessels are equipped with a ballast water treatment system and therefore are currently in compliance with this regulation.
Due to concern over climate change, a number of countries, the European Union and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Further, although the emissions of GHG from international shipping currently are not subject to the Paris Agreement or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions, while carbon intensity of the fuel which the vessels burn is regulated under the Fuel EU Maritime regulation (the “FuelEU”). In addition, the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI has been adopted that restricts air emissions from vessels.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the MARPOL Annex VI that will require ships to reduce their carbon dioxide and GHG emissions. These requirements combine technical and operational approaches to improve the energy efficiency of ships for future GHG reduction measures. Beginning January 1, 2023, each vessel was required to calculate their attained Energy Efficiency Existing Ship Index (“EEXI”). Furthermore, beginning January 1, 2023, each vessel was required to collect and report its annual operational Carbon Intensity Indicator (“CII”) data and receive a CII rating on an ongoing basis. The CII and EEXI measures were subject to an experience-building phase and formal review through January 1, 2026, following which the IMO has begun implementing updated and more stringent requirements based on the review findings. As of the date of this registration statement, official calculations had determined that our vessels were in compliance with the EEXI requirements.
The engine power limitation is predicted to lead to reduced ballast and laden speeds (at scantling draft) in the non-compliant vessels, which will affect non-compliant vessels’ commercial utilization and also decrease the global availability of vessel capacity. Furthermore, required software and hardware alterations as well as documentation and recordkeeping requirements will increase a vessel’s capital and operating expenditures.
Changes in U.S. offshore oil and gas leasing policies and activity levels may affect demand for marine transportation services.
On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to make our vessels more sustainable and reduce carbon emissions of our vessels. The 2023 United Nations Climate Change Conference (“COP28”) in Dubai called for, among other measures, a swift transition from fossil fuels and deep GHG emission cuts, and a tripling of renewable energy capacity by 2030.
The 2024 United Nations Climate Change Conference (“COP29”) in Baku, Azerbaijan called for, among other measures, mitigating actions that would keep the Paris Agreement’s temperature goals on track through rapid and sustained emissions reductions globally. On January 20, 2025, the U.S. administration signed an Executive Order initiating the withdrawal of the United States from the Paris Agreement. This decision introduces uncertainty regarding future U.S. climate policy and international commitments, which may affect global regulatory frameworks and investment flows. At 2025 United Nations Climate Change Conference (“COP30”), held in Belém, Brazil, parties adopted the Global Mutirão decision as part of the Belém Political Package, reinforcing Paris Agreement objectives. Key outcomes included the launch of the Baku-to-Belém Climate Finance Roadmap, targeting mobilization of approximately $1.3 trillion annually by 2035, approval of a new Gender Action Plan, and progress on Article 6 carbon market mechanisms. However, consensus on a global fossil fuel phase-out was not achieved, although Brazil announced a separate initiative to advance this goal.
The foregoing regulations represent a growing trend towards “green” or sustainable sources of energy and increasing intervention by certain governments to impose more stringent emissions regimes. These regulations have affected and may continue to affect demand for LPG products, while also increasing our operating costs, any of which could adversely impact our business and operating results.
Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries and entered into force on June 26, 2025, as the ratifying states represent 40% of world merchant shipping by gross tonnage after the ratification by Bangladesh and Liberia in June 2023. The Republic of the Marshall Islands ratified this Hong Kong Convention in January 2024. The Hong Kong Convention requires each ship sent for recycling to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Specifically, ships are required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.
Further, on November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which, among other things, requires any non-EU flagged vessels calling at a port or anchorage of an EU member state, including ours, to set up and maintain an Inventory of Hazardous Materials from December 31, 2020. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution that are identified in the ship’s structure and equipment. This inventory must be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels, with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.
We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels. Failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports, and have a material adverse effect on our business, financial condition and operating results.
Maritime claimants could arrest our vessels, which could interrupt our cash flow and business.
Crew members, suppliers of goods and services to a vessel, shippers and receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial proceedings. The arrest or attachment of our vessels, if not timely discharged, could have significant ramifications for us, including off-hire periods and/or potential cancellations of charters, high costs incurred in discharging the maritime lien, other expenses to the extent such arrest or attachment is not covered under our insurance coverage, breach the covenants in our future credit facilities and reputational damage. This in turn could negatively affect the market for our shares and adversely affect our business, financial condition, results of operations, cash flows and ability to service or refinance our debt. In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we then own, compounding the negative effects of an arrest or attachment on us. Any of those occurrences could have a material adverse effect on our business, financial condition and operating results.
Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
The government of a vessel’s registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of any of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of any of our vessels could have a material adverse effect on our business, cash flows, financial condition and operating results.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of the contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.
It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and operating results.
Our business has inherent operational risks, which may not be adequately covered by insurance.
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our vessels. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” for further information regarding geopolitical circumstances which have or may impact insurance. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
We procure insurance cover for our vessels against those risks that we believe the shipping industry commonly insures against. This insurance cover includes marine hull and machinery insurance, protection and indemnity insurance, which include environmental damage, pollution insurance coverage, crew insurance, and, in certain circumstances, war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per occurrence.
We do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.
Despite the above policies, we may not be insured in amounts sufficient to address all risks and we may not be able to obtain adequate insurance coverage for our vessels in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may enter into credit facilities that impose restrictions on the use of any proceeds we may receive from claims under our insurance policies.
Further, insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenues. Moreover, insurers may default on claims they are required to pay. Any of these factors could have a material adverse effect on our financial condition.
Risks Relating to our Company
Our fleet consists of two LPG carrier vessels. The small size of our fleet and any limitation in the availability or operation of either of our vessels could have a material adverse effect on our business, results of operations and financial condition.
Our fleet consists of two LPG carrier vessels. Unless and until we identify and acquire additional vessels, we will depend upon these vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable charter or otherwise, our business, results of operations and financial condition could be materially adversely affected.

In addition, due to the small size of our fleet we may face additional difficulty arranging debt financing from lenders to fund the expansion of our fleet, or refinance then existing debt upon maturity or otherwise, on favorable terms or at all and achieving acceptance from top tier charterers, which increasingly seek to do business with established shipping companies with substantial resources.
We are dependent on a small number of charterers for substantially all of our business, and the loss of any such charterer could materially impact our results.
A small number of charterers have accounted for a significant part of our revenues and we expect this trend to continue in our operations following completion of the Spin Off. Indicatively, for the year ended December 31, 2025, we derived 100% of our operating revenues from three charterers, an increased reliance on a smaller number of charterers compared to the year ended December 31, 2024, when we derived 89% of our operating revenues from four charterers, as a result of employing our fleet entirely on time charters instead of voyage charters. Immediately following the completion of the Spin Off, we expect to continue to employ our current fleet entirely on time charters and to derive substantially all of our operating revenues from two charterers. See “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information about our vessels and the time charter where they are currently employed. We therefore expect our credit concentration to remain significant because our LPG carriers are chartered by a small number of charterers. All the charters for our fleet have fixed terms, but may be terminated earlier due to certain events, such as charterers’ failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for LPG-related products and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter arrangement and could sustain losses. In addition, if we lose an existing charterer, it may be difficult for us to promptly replace the revenue we derived from that counterparty. The loss of business from any of our charterers or due to any of the factors outlined above could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 8 to our Combined Carve-Out Financial Statements included elsewhere in this registration statement.
We may not be able to execute our business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.
As our business grows, we intend to acquire additional LPG carrier vessels, including to renew our fleet and expand our activities. These objectives have implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;
•	realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements from acquisitions;
•	obtain required financing for our existing and new operations;
•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;
•	enlarge our customer base and continue to meet technical and safety performance standards;
•	ensure, either directly or through our manager and sub-managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;
•	improve our operating, financial and accounting systems and controls; and
•	cope with competition from other companies, many of which have significantly greater financial resources than we do and may reduce our acquisition opportunities or cause us to pay higher prices.
Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition, investor sentiment and operating results. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. See “—Future issuances of additional shares, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.” If any such events occur, our financial condition may be adversely affected.
We operate secondhand vessels which may lead to increased technical problems for our vessels and/or higher operating expenses or affect our ability to profitably charter our vessels, to comply with environmental standards and future maritime regulations and to obtain financing on favorable terms or at all and result in a more rapid deterioration in our vessels’ market and book values.
Our current fleet consists only of secondhand vessels. While we have inspected our vessels and we intend to inspect any potential future vessel acquisition, this does not provide us with the same knowledge about its condition that we would have had if the vessel had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties that purchasers of newbuilding vessels receive from the builders and the makers of the vessels that they acquire.
The cost of maintaining a vessel in good operating condition and operating it generally increases with the age of the vessel, because, amongst other things:
•
as our vessels age, typically, they become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in design, engineering and technology and due to increased maintenance requirements;

•	cargo insurance rates increase with the age of a vessel, making our vessels more expensive to operate; and
•
governmental regulations, environmental and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

The average age of our LPG carrier fleet was 10.5 years as of December 31, 2025 and 11 years as of June 30, 2026, compared to the industry average of the world fleet of small LPG carriers up to 5,000 cbm, which was 22.9 and 23.5 years, respectively, as of the same date.
Charterers have age restrictions on the vessels they charter and in the past, have actively discriminated against chartering older vessels, which may result in lower utilization of our vessels and, in turn, lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.
While the average age of our LPG carriers is relatively low compared to the industry average, over the course of time the age of our vessels may impact our ability to obtain external financing against those older vessels at all or at reasonable terms, to the extent our vessels may be seen as less valuable collateral.
We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (“eco-vessels”). If new LPG carriers are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.
We cannot assure you that, as our vessels age, market conditions will justify expenditures to maintain or update our vessels or enable us to operate our vessels profitably during the remainder of their useful lives or that we will be able to finance the acquisition of new vessels at the time that we retire or sell our aging vessels. This could have a material adverse effect on our business, financial condition and operating results.

We are reliant or may rely on the spot market for our revenue, thereby exposing us to risk of losses based on short-term volatility in shipping rates.
We may opportunistically employ our vessels in the spot market, including through voyage charters, when spot market conditions are favorable. The spot charter market is highly competitive and freight rates in this market have been volatile, fluctuating significantly based upon supply of, and demand for, vessels and LPG products. Conversely, longer-term charter contracts have pre-determined rates over more extended periods of time providing a fixed source of revenue to us. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our commercial manager obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot revenues will be sufficient to enable such vessels to operate profitably.
In the past, there have been periods when revenues derived in the spot market have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably and/or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. A significant decrease in spot revenues or our inability to fully employ our vessels by taking advantage of the spot market would therefore adversely affect operating results, including our profitability and cash flows, with the result that our ability to serve our working capital and debt service needs could be impaired.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could result in losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts, including charter agreements, management agreements, shipbuilding contracts, credit facilities and other financing arrangements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from a decline in world trade and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. This may have a significant impact on our revenues due to our concentrated customer base. For further details, see “—We are dependent on a small number of charterers for substantially all of our business.” We may also face these counterparty risks due to assignments. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, cash flows, financial condition, and operating results.
We are dependent upon Castor Ships, a related party, and other third-party sub-managers for the management of our fleet and business and failure of such counterparties to meet their obligations could result in losses or could negatively impact our results of operations and cash flows.
The management of our business, including, but not limited to, the commercial and technical management of our fleet as well as administrative, financial and other business functions, is carried out by Castor Ships, which is a company controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis. We are reliant on Castor Ships continued and satisfactory provision of its services.
Castor Ships may manage directly or subcontract, with our consent, the technical management of our vessels to third-party ship-management companies at its own expense. Castor Ships may not be able to manage the operating costs of the vessel satisfactorily and according to our expectations and may be unable to maintain our vessels according to our standards or our current or potential customers’ standards. Subcontracting arrangements with third parties may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.
Our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our manager and its subcontractors and their reputation and relationships in the shipping industry. If any of these counterparties suffer material damage to their reputation or relationships, it may also harm our ability to renew existing charters upon their expiration, obtain new charters or maintain satisfactory relationships with suppliers and other third parties. In addition, the inability of our manager to fix our vessels at competitive charter rates either due to prevailing market conditions at the time or due to its inability to provide the requisite quality of service, could adversely affect our revenues and profitability and we may have difficulty meeting our working capital and debt obligations.
Our operational success and ability to execute our business strategy will depend significantly upon the satisfactory and continued performance of these services by our manager and/or sub-managers, as well as their reputations. Any of the foregoing factors could have an adverse effect on our and their reputation and on our business, financial condition and operating results. Although we may have rights against our manager and/or sub-managers if they default on their obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.
Companies affiliated with us or our management, including Robin, the Parent, Castor Maritime Inc. (“Castor”) and Castor Ships, may manage or acquire vessels that compete with our fleet.
Our Chief Executive Officer, Petros Panagiotidis, also serves as the chief executive officer of Robin, the Parent and Castor and has a controlling interest in Castor Ships. Robin, the Parent and Castor, through their subsidiaries, own vessels that operate in various sectors of the shipping industry and are managed by Castor Ships. It is possible that Robin, the Parent and Castor or other companies affiliated with Petros Panagiotidis or Castor Ships could, in the future, agree to acquire or manage additional vessels that compete directly with ours and may face conflicts between their own interests and their obligations to us. These conflicts may arise in connection with the chartering, purchase, sale, management and operations of the vessels in our fleet versus other vessels in which these persons or entities have an interest. Accordingly, our management and our manager might be faced with conflicts of interest with respect to their own interests and their obligations to us. These conflicts of interest may have an adverse effect on our business and your interests as stockholders.
Our credit facility contains, and we expect that any new or amended credit facilities we enter into in the future will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.
Our senior secured revolving credit facility that two of AI OKTO subsidiaries, Starfire Shipping Co. and Nightwing Shipping Co., and two of the Parent’s subsidiaries entered into on March 30, 2026 imposes, and we expect that any future credit facilities we enter into in the future will impose, operating and financial restrictions and covenants on us. In particular, under the terms of our senior secured revolving credit facility we are required, and under any new or amended facilities we may be required, to obtain the consent of our lenders to undertake various actions, such as:
•	our subsidiaries incurring or guaranteeing additional indebtedness outside of our ordinary course of business;
•	charging, pledging or encumbering our vessels;
•	changing the flag, class, management or ownership of our vessels;
•	changing the commercial and technical management of our vessels;
•	declaring or paying any dividends or other distributions at a time when we have an event of default or the payment of such distribution would cause an event of default;
•	forming or acquiring any subsidiaries;
•	making any investments in any person, asset, firm, corporation, joint venture or other entity;
•	merging or consolidating with any other person;
•
changing the ownership, beneficial ownership, control or management of the Company entities party to the facility, or of any of the secured vessels, if the effect of such change would be to materially change the ultimate legal and beneficial ownership in effect at the time the facility was executed; and

•	entering into any demise charter contract or let our vessels under any pooling agreement whereby all of the vessel’s earnings are pooled or shared with any other person.
We may also be subject to various financial covenants under any new or amended facilities, including those that require us to maintain a (i) certain minimum level of cash and cash equivalents, (ii) specified leverage ratio and/or (iii) minimum net worth amount.

Fluctuations in interest rates could result in financial losses for us.
We are exposed to a market risk relating to fluctuations in interest rates because senior secured revolving credit facility bears interest costs at a floating rate based on the secured overnight financing rate (“SOFR”). Significant increases in interest rates, particularly SOFR, could adversely affect our financial position, results of operations and our ability to service our debt. From time to time, we may take positions in interest rate derivative contracts in order to manage our exposure to and risk associated with such interest rates fluctuations, however we currently have no interest rate hedging instruments in place and no assurance can be given that the use of such derivative instruments would effectively protect us from adverse interest rate movements. SOFR rates fluctuated during 2024 and 2025, including a period of rate reductions in the second half of 2024, and may rise if inflation rates increase. As of June 30, 2026, our obligation under our senior secured revolving credit facility that bears interest at SOFR plus a margin was fully repaid after an initial draw down of $15 million on April 2, 2026. As an indication of the extent of our sensitivity to interest rate changes and based on $15.0 million drawn under this credit facility, an increase in SOFR of 1% would increase the annual interest expense by approximately $0.2 million. For more information see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
We may not be able to obtain debt or equity financing on acceptable terms which may negatively impact our planned growth. In particular, we may rely on financial support from our Chairman and Chief Executive Officer, Petros Panagiotidis, but cannot guarantee the availability of such funding.
Although we do not expect to accrue indebtedness in connection with the Spin Off, in the future, we may seek to finance our operations through debt or equity financing. Due to concerns about the stability of financial markets generally and the solvency of counterparties, among other factors, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and, in some cases, ceased to provide funding to borrowers. Due to these factors, we cannot be certain that financing or refinancing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Our Chairman and Chief Executive Officer, Petros Panagiotidis, may provide loans to us. However, we cannot guarantee that such loans will be available to the Company or that they will be available to us on favorable terms. Even if we are able to borrow money from Mr. Panagiotidis, such borrowing could create a conflict of interest of management. See also “—Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us.” Any of these factors could have a material adverse effect on our business, financial condition and operating results.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial and other obligations.
We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form or acquire will own any other vessels we may acquire in the future. All payments under our charters are made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, as and if declared, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our financing arrangements, or by the applicable law regulating the payment of dividends in the jurisdictions in which our subsidiaries are organized.
If we are unable to obtain funds from our subsidiaries, we will not be able to meet our liquidity needs unless we obtain funds from other sources, which we may not be able to do.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG practices and policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade and transport of LPG-related products in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which could impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, comply with and implement wide-ranging ESG requirements. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.
Additionally, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters may be perceived negatively by at least some stakeholders and adversely impact our reputation and business.
We are a new company and anti-fraud and corporate governance procedures might not be as advanced as those implemented by our listed peer competitors having a longer presence in the shipping industry.
As a publicly traded company, the SEC, The Nasdaq Stock Market LLC (“Nasdaq”), and other regulatory bodies subject us to increased scrutiny on the way we manage and operate our business by urging us or mandating us to take a series of actions that have nowadays become an area of focus among policymakers and investors. Listed companies are occasionally encouraged to follow best practices and often must comply with these rules and/or practices addressing a variety of corporate governance and anti-fraud matters such as director independence, board committees, corporate transparency, ethical behavior, sustainability and prevention of and controls relating to corruption and fraud. While we believe we follow all requirements that regulatory bodies may from time to time impose on us, our internal processes and procedures might not be as advanced or mature as those implemented by other listed shipping companies with a longer experience and presence in the U.S. capital markets, which could be an area of concern to our investors and expose us to greater operational risks.
We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We may, from time to time, be involved in various litigation or arbitration matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation or arbitration that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or arbitration, or the potential costs to resolve it, may have a material adverse effect on our business. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which could have a material adverse effect on our financial condition.
We may have to pay tax on United States source income, which would reduce our earnings, cash from operations and cash available for distribution to our shareholders.
Under the United States Internal Revenue Code of 1986 (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We earned no income that would be subject to the 4% tax in 2025. As discussed below under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of Our Company,” there can be no assurance that the exemption from tax under Section 883 of the Code will be available to us for the current and future taxable years.
If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that is attributable to the transport of cargoes to or from the United States.
A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
We conduct our operations through subsidiaries which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense, if any, is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development, which contemplates a global minimum tax rate of 15% calculated on a jurisdictional basis, subject to exemptions including for qualifying international shipping income.
If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially. An increase in our taxes could have a material adverse effect on our earnings and cash flows from these operations.
EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist.”
If any jurisdiction in which we operate or are incorporated in is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.
EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.
Our subsidiaries may be subject to taxation in the jurisdictions in which their activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to us.
As a Marshall Islands corporation and with our subsidiaries being Marshall Islands entities, our operations may be subject to economic substance requirements, which could impact our business.
We are a Marshall Islands corporation and our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply, for instance the requirement to file an annual report on economic substance for all non-resident domestic entities and foreign maritime entities. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance regulations and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

We are dependent on our management and their ability to hire and retain key personnel and the ability of our Chief Executive Officer to devote sufficient time and attention to his role. In particular, we are dependent on the retention and performance of our Chairman and Chief Executive Officer, Petros Panagiotidis and our Chief Financial Officer, Konstantinos Oikonomopoulos.
Our success will depend upon our and our management’s ability to hire and retain key members of our management team and the ability of our management team to devote sufficient time and attention to their respective roles in light of outside business interests. In particular, we are dependent upon the performance of our Chairman and Chief Executive Officer, Petros Panagiotidis and our Chief Financial Officer, Konstantinos Oikonomopoulos.
Mr. Panagiotidis has outside business interests in the Parent and other ventures, including his role as Chief Executive Officer at each of Castor, Robin and the Parent and his controlling interest in Castor Ships. The business time allocated by Mr. Panagiotidis to Castor Ships relates and is dedicated to managing the affairs of each of Castor, the Parent, Robin, and after completion of the Spin Off, AI OKTO. Further, Mr. Panagiotidis will devote such substantial portion of his business time and attention to our business as is appropriate and will also devote substantial time to the business of Castor, Robin and the Parent and other business activities that he maintains now or in the future. As a result, there could be material competition for the time and effort of Mr. Panagiotidis, which could have a material adverse effect on our business, results of operations and financial condition. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his respective time to our business. It is expected that over time Mr. Panagiotidis will devote approximately an equivalent amount of his respective business time to each of the public companies for which he serves as an officer and to his private interests. Such allocation of time will be subject to variations during periods where the needs of a particular company require more or less attention due to commercial interests, including vessel chartering and vessel sale and purchase, financing, strategic or other transactions and operational developments based on his assessments and the judgment of our Board as to the satisfactory discharge of his responsibilities with our company. Accordingly, for example, we anticipate that Mr. Panagiotidis will spend only approximately 20-30% of his business time with our company over time, and less during certain periods, with the remainder allocated to his roles at Castor, Robin, the Parent and other private ventures. That said, Mr. Panagiotidis has gained substantial industry knowledge and expertise from his leadership roles within the industry, which we believe he will be able to leverage to efficiently and effectively develop our business and allocate our resources. Although our Board believes that the value of Mr. Panagiotidis’ skills, knowledge and experience in the shipping industry outweigh the considerations of his other business activities, these circumstances could result in less time and attention to our affairs than if our Chief Executive Officer was not engaged in other business interests.
Moreover, Mr. Panagiotidis will have conflicts of interest in the negotiation, determination of the terms and conditions, and enforcement of contracts and transactions between the companies for which he is an officer, as well as his decisions with respect to corporate opportunities available to any of the companies at the same time. We cannot assure that such conflicts will be resolved in a manner favorable to us.
The loss of Mr. Panagiotidis or Mr. Oikonomopoulos, either to outside business interests or for unrelated reasons, or resignation of Mr. Panagiotidis or Mr. Oikonomopoulos from any of their respective current managerial roles could adversely affect our business prospects and financial condition. Any difficulty in hiring and retaining key personnel generally could also adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.
Risks Relating to our Common Shares
Our share price may be highly volatile and, as a result, investors in our common shares could incur substantial losses.
The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price may exhibit similar volatility, which may cause our common shares to trade above or below what we believe to be their fundamental value. Furthermore, significant historical fluctuations in the market price of the Parent’s common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and, as the Parent will distribute our common shares to its common shareholders in connection with the Spin Off, we may experience similar patterns of investment.

Market volatility and trading patterns may create several risks for investors, including but not limited to the following:
•	the market price of our common shares may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;
•
to the extent volatility in our common shares is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our common shares as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase common shares at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated; and

•
if the market price of our common shares declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the equity issuance of our common shares will not fluctuate, increase or decline significantly in the future, in which case you could incur substantial losses.

We may incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our common shares may decline or fluctuate rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common shares or result in fluctuations in the price or trading volume of our common shares, which include but are not limited to:
•	investor reaction to our business strategy;
•
the sentiment of a significant number of retail investors who may hold our common shares, in part due to direct access by retail investors to broadly available trading platforms, and whose investment thesis may be influenced by views expressed on financial trading and other social media sites and online forums;

•	the amount and status of short interest in our common shares, access to margin debt, trading in options and other derivatives on our common shares and any related hedging and other trading factors;
•	our continued compliance with the listing standards of Nasdaq and any action we may take to maintain such compliance, such as a reverse stock split;
•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	our ability or inability to raise additional capital and the terms on which we raise it;
•	our dividend strategy;
•	our continued compliance with our debt covenants;
•	variations in the value of our fleet;
•	declines in the market prices of stocks generally;
•	trading volume of our common shares;
•	sales of our common shares by us or our shareholders;
•	speculation in the press or investment community about our Company, our industry or our securities;
•	general economic, industry and market conditions; and
•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

In addition, the Spin Off could temporarily increase the volatility of our share price for a variety of reasons. For example, it is possible that some of our shareholders will sell our common shares as a result of the Spin Off, for reasons such as our business profile or market capitalization as a standalone company does not suit their investment objectives.

Volatility in our share price may also increase as the market evaluates our and the Parent’s prospects as independent publicly traded companies. There can be no assurance that the effects of any such volatility in share price would be borne equally among us and the Parent. The sale of significant volumes of our common shares, or the perception in the market that this will occur, may decrease their market price and have an adverse impact on our business, including due to Nasdaq minimum bid price requirements.
Further, some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our common shares will remain at or rise above its post-Distribution level or that future sales of our common shares will not be at prices lower than those initially distributed or sold to investors.
The combined post-Distribution value of the Parent’s and AI OKTO’s shares may not equal or exceed the pre-Distribution value of the Parent shares.
The Parent’s common shares are listed and traded on the Nasdaq Capital Market and AI OKTO common shares will, subject to its approval of our listing application for AI OKTO, also be listed and traded on the Nasdaq Capital Market.
We cannot assure you that the combined trading prices of the Parent common shares and AI OKTO common shares after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of the Parent common shares prior to the Distribution. Until the market has fully evaluated the business of AI OKTO, the price at which shares of AI OKTO common shares trade may fluctuate significantly. Similarly, until the market has fully evaluated the business of the Parent without the business of AI OKTO, the price at which the Parent common shares trades may fluctuate significantly.
Future issuances of additional shares, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.
AI OKTO has an authorized share capital of 3,900,000,000 common shares that it may issue without further shareholder approval. Our business strategy may require the issuance of a substantial amount of additional shares. Based on market conditions, we may also opportunistically seek to issue equity securities, including additional common shares, shortly following the Spin Off. We cannot assure you of the price that our shares will be offered at in the future, if there is any offering, but they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.
The Series A Preferred Shares are convertible, in whole or in part but not in an amount of less than 150,000 Series A Preferred Shares, at their holder’s option, to Units, at any time and from time to time from and after the third anniversary of their issue date. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the volume weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The number of Units to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus dividends that have accrued but have not been paid for the then-current Dividend Period (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. The issuance of Units, each consisting of two common shares, upon conversion of the Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion. The resale of common shares comprising the Units issued upon conversion, or the perception of such resales, could harm the prevailing market price of our common shares. Resales of common shares comprising the Units may cause the market price of our securities to drop significantly, regardless of the performance of our business. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate.
In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments or future vessel acquisitions, without shareholder approval, in a number of circumstances. To the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.
Our issuance of additional common shares or other equity securities of equal or senior rank, or the perception that such issuances may occur, could have the following effects:
•	our existing shareholders’ proportionate ownership interest in us will decrease;
•	the earnings per share and the per share amount of cash available for dividends on our common shares (as and if declared) could decrease;
•	the relative voting strength of each previously outstanding common share could be diminished;
•	the market price of our common shares could decline; and
•	our ability to raise capital through the sale of additional securities at a time and price that we deem appropriate could be impaired.
The market price of our common shares could also decline due to sales, or the announcements of proposed sales, of a large number of common shares by our large shareholders (including sales of common shares issued upon conversion, if any, of the Series A Preferred Shares), or the perception that these sales could occur.
We do not have a declared dividend policy and our Board may never declare dividends on our common shares.
The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future agreements and the requirements of Marshall Islands law. We do not have a declared dividend policy and if the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our business strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The LPG shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
In addition, we pay dividends on our Series A Preferred Shares. The dividend rate for the Series A Preferred Shares is 1.00% per annum-of the stated amount of $5.00 per share, payable quarterly in cash, or at our election, additional shares of this Series issued to holders in lieu of cash dividends (“PIK Shares”) for each outstanding Series A Preferred Share equal to 1.00% divided by the stated amount of $5.00 per share for each Series A Preferred Share. Further, in the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. The rights of the holders of our Series A Preferred Shares rank senior to the obligations of the holders of our common shares in the event of our voluntary or involuntary liquidation, dissolution or winding-up. See “—Risks Relating to our Preferred Shares—Our Series A Preferred Shares rank senior to our common shares with respect to distributions and payments upon liquidation and are convertible into Units, where each Unit consists of two common shares, which could have an adverse effect on the value of our common shares” and “Item 8. Financial Information—A. Combined Carve-out Statements and other Financial Information—Dividend Policy.”
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our business strategy contemplates that we will finance our acquisitions of additional vessels using cash from operations, through debt financings and/or from the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our Board may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends, if any.
The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. If there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We currently pay no cash dividends and we may never pay dividends.
We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.
We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our Amended and Restated Articles of Incorporation (the “Articles of Incorporation) and Amended and Restated Bylaws (the “Bylaws”) and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that its provisions shall be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law would.
We are incorporated in the Marshall Islands, and the majority of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.
We are incorporated under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our principal executive office is located in Cyprus. In addition, the majority of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so.
The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving us would have to be initiated outside the Marshall Islands, and our shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.
Our Bylaws contain exclusive forum provisions that may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of the Marshall Islands shall be the sole and exclusive forum for asserting any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine and that the United States District Court for the Southern District of New York shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. If the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it by our exclusive forum provisions, any other federal district court of the United States may hear such claims.
While the validity of exclusive forum provisions has been upheld under the law of certain jurisdictions, uncertainty remains as to whether our exclusive forum provisions will be fully or partially recognized by all jurisdictions. If a court were to find either exclusive forum provision contained in our Articles of Incorporation to be inapplicable or unenforceable (in whole or in part) in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our operating results and financial condition.

The exclusive forum provision in our Bylaws will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Our exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees or increase the costs associated with bringing litigation against us or our directors, employees or officers, which may discourage lawsuits against such parties.
We are subject to certain anti-takeover provisions that could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board, and could adversely affect the market price of our common shares.
Several provisions of our Articles of Incorporation and Bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our Board to issue “blank check” preferred shares without shareholder approval;
•	providing for a classified Board with staggered, three-year terms;
•	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at shareholder meetings;
•	prohibiting cumulative voting in the election of directors;
•	prohibiting any owner of 15% or more of our voting stock from engaging in a business combination with us within three years after the owner acquired such ownership, except under certain conditions;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and Bylaws.
On the Distribution Date, our Board will declare a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopt a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) to be entered into between AI OKTO and Broadridge Corporate Issuer Solutions, LLC, as rights agent. Each Right allows its holder to purchase from AI OKTO one common share (or one one-thousandth of a share of Series C Participating Preferred Shares), for the Exercise Price of $22.00 once the Rights become exercisable. This portion of a Series C Participating Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Rights Agreement is intended to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman and Chief Executive Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Shareholder Protection Rights Agreement.”
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.

In addition to the Rights above, we will issue 40,000 Series B Preferred Shares, representing [•]% of the aggregate voting power of our total issued and outstanding share capital. See “—Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, will have control over us” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”
The foregoing anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us.
Our Chairman and Chief Executive Officer, Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, [•] common shares representing [•]% of the [•] common shares outstanding, as of the Distribution and all of the 40,000 outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. Together, such shares represent [•]%of our total issued and outstanding share capital. The Series B Preferred Shares represent [•]% of our total issued and outstanding share capital and [•]% of the aggregate voting power of our total issued and outstanding share capital. Mr. Panagiotidis therefore has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.
As a “controlled company” and a “foreign private issuer” under the rules of Nasdaq, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.
Upon the completion of the Distribution, our Chief Executive Officer will beneficially own a majority of the voting power of our issued and outstanding common shares. Under the Nasdaq Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. In addition, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the Nasdaq Capital Market. See “—We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.” As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we do not currently have a compensation, nominating or corporate governance committee and we do not expect to establish such committees upon completion of the Spin Off. As a result, non-independent directors, including members of our management who also serve on our Board, may, among other things, play a role in fixing the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, at completion of this offering, we will establish an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, during any time while we remain a controlled company or foreign private issuer relying on the exemption and during any transition period following a time when we are no longer a controlled company or foreign private issuer, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company or foreign private issuer could cause our common shares to look less attractive to certain investors or otherwise harm our trading price.
We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.
We are subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC which create additional costs for us and will require the time and attention of management, including the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and our management is required to assess and issue a report concerning our internal control over financial reporting. Such evaluations, as well as any proposed remedial measures, require time and resources. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, investor confidence in our financial results may weaken, and our stock price may suffer. Further, controls previously evaluated as effective may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of its inherent limitations, internal control over financial reporting may also not prevent or detect misstatements.
We are an “emerging growth company,” and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies but not emerging growth companies, including, but not limited to, not being required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act, the ability to present only two years of audited consolidated financial statements in this registration statement, in addition to any required unaudited interim condensed consolidated financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial and Results of Operations” disclosure, and, to the extent we no longer qualify as a foreign private issuer, exemptions from the requirements, which are inapplicable to foreign private issuers, of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, if we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. We have taken advantage of certain of these reduced reporting and other requirements in this registration statement.
We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of the common shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile. For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.
As of the date of the Spin Off, we will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon consummation of the Spin Off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.
In addition, as a foreign private issuer, we will also be entitled to rely on exceptions from certain corporate governance requirements of Nasdaq. As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required by Nasdaq for domestic U.S. issuers.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
While as of the date of the Spin off we will qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2027.
In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our executive committee or members of our Board are residents or citizens of the United States, we could lose our foreign private issuer status.
The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of passive income (“passive assets”). For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income,” whereas rental income would generally constitute “passive income” to the extent not attributable to the active conduct of a trade or business. For purposes of the PFIC asset test described above, cash generally is considered to be a passive asset. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
We believe that AI OKTO CORP. was not a PFIC for the 2025 taxable year. For this purpose, we have treated and intend to treat the gross income we derive or are deemed to derive from our time chartering, and/or voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are or will be a PFIC.
With respect to our 2026 taxable year, we currently expect that even if at least 50% of the average value of our assets will be treated as passive assets, we will qualify for the “start-up exception” from PFIC status, in which case we would not be a PFIC for our 2026 taxable year. However, the application of the start-up exception may be subject to uncertainty, and there can be no assurance that we will qualify for the start-up exception. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year (and, in the case of the start-up exception, potentially not until after the two taxable years following our current taxable year). Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this registration statement entitled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Risks Relating to our Preferred Shares
Our Series A Preferred Shares rank senior to our common shares with respect to distributions and payments upon liquidation and are convertible into Units, where each Unit consists of two common shares, which could have an adverse effect on the value of our common shares.
Dividends on the Series A Preferred Shares accrue and are non-cumulative and are payable quarterly on each distribution payment date declared by the Board, out of funds legally available for such purpose. The dividend rate will be 1.00% per annum of the stated amount of $5.00 per share, payable in cash, or at our election, PIK Shares for each outstanding Series A Preferred Share equal to 1.00% divided by the stated amount of $5.00 per share for each Series A Preferred Share.
The rights of the holders of our Series A Preferred Shares rank senior to the obligations of the holders of our common shares. In the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common shares until we have paid to holders of our Series A Preferred Shares a liquidation preference equal to $5.00 per share plus accrued but unpaid dividends for the then-current Dividend Period.
In addition, our Series A Preferred Shares are convertible, in whole or in part but not in an amount of less than 150,000 Series A Preferred Shares, at their holder’s option, to Units each consisting of two common shares, at any time and from time to time from and after the third anniversary of their issue date, and any time upon the occurrence of a change in control event (as defined in the Statement of Designation for the Series A Preferred Shares). The conversion of our Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion. See also “—Risks Relating to our Common Shares—Future issuances of additional shares, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.”
Accordingly, the existence of the Series A Preferred Shares and the ability of a holder to convert the Series A Preferred Shares into Units on or after the third anniversary of their issue date or upon the occurrence of a change in control event could have a material adverse effect on the value of our common shares. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of the Series A Preferred Shares” for a more detailed description of the Series A Preferred Shares.
Risks Relating to the Spin Off and the Distribution
We may be unable to successfully consummate the Spin Off or to achieve some or all of the benefits that we expect to achieve from the Spin Off.
We believe that, as a publicly traded company, we will be able to, among other things, better focus our financial and operational resources on our specific shipping business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management that are more closely tied to our business performance. However, by separating from the Parent, we may be more susceptible to market fluctuations and have less leverage with customers, and we may experience other adverse events. In addition, we may be unable to successfully consummate the Spin Off or achieve some or all of the benefits that we expect to achieve as a separate company in the time we expect, if at all. The completion of the Spin Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business.

We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.
From time to time, we may need to access the capital markets to obtain long-term and short-term financing. We have not previously accessed the capital markets as a separate public company, and our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.
Because there has not been any public market for our common shares, the market price and trading volume of our common shares may be volatile.
Prior to the Distribution, there will have been no regular way trading market for our common shares. We cannot predict the extent to which investors’ interest will lead to a liquid trading market and whether the market price of our common shares may be volatile. The market price of our common shares could fluctuate significantly for many reasons, including in response to the risk factors listed in this registration statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions. For factors which could cause ongoing volatility in our share price, please refer to “Our share price may be highly volatile and, as a result, investors in our common shares could incur substantial losses.” Fluctuations in the post-Distribution market price for our shares may cause combined post-Distribution value of the Parent and AI OKTO’s shares to be less than the pre-Distribution value of Parent shares. See “—The combined post-Distribution value of the Parent’s and AI OKTO’s shares may not equal or exceed the pre-Distribution value of Parent shares.”
The Distribution may result in significant tax liability.
We do not expect that the Distribution will qualify for tax-free treatment for U.S. federal income tax purposes. Therefore, we expect that the receipt by the Parent’s shareholders of our common shares in the Distribution would be a taxable distribution, and each U.S. holder that receives our common shares in the Distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of such stock that was distributed to it, which, in the case of the Parent’s U.S. shareholders, would generally be treated first as a taxable dividend to the extent of such U.S. holder’s pro rata share of the Parent’s earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its Parent common shares, and thereafter as capital gain with respect to any remaining value. The amount of any such taxes to the Parent’s U.S. shareholders may be substantial.
Our historical financial results may not be representative of our results as a separate, standalone company.
The historical financial information we have included in this registration statement has been derived from the consolidated financial statements and accounting records of the Parent and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, standalone company during the periods presented. Although the Parent did account for our business as a separate business segment in 2023, we were not operated as a separate, standalone company for the historical periods presented. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.
We may incur material costs and expenses as a result of our separation from the Parent, such as those related to compliance with the Sarbanes-Oxley Act.
We may incur costs and expenses greater than those we currently incur as a result of our separation from the Parent. These increased costs and expenses may arise from various factors, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act). We cannot assure you that these costs will not be material to our business.
In particular, compliance, or lack thereof, with the Sarbanes-Oxley Act may have a material effect on our business. Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and may require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls or our internal controls are not effective, investor confidence in our financial results may weaken, and our stock price may suffer.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
AI OKTO was incorporated by Robin under the laws of the Republic of the Marshall Islands on October 21, 2025 to serve as a holding company and changed its name to AI OKTO CORP. on November 27, 2025. AI OKTO was acquired by Toro from Robin on July 9, 2026.
On or about the Distribution Date, the Parent will contribute the AI OKTO Subsidiaries, in exchange for all of our issued and outstanding common shares, the issue of [•] Series A Preferred Shares to the Parent and the issue of 40,000 Series B Preferred Shares to Pelagos, a company controlled by Petros Panagiotidis, our Chairman and Chief Executive Officer and Parent’s Chairman and Chief Executive Officer, against payment of their nominal value in connection with the Spin Off.
We are registering our common shares under Section 12(b) of the Exchange Act, under this registration statement. We have applied to have our common shares and associated Preferred Share Purchase Rights under the Rights Agreement (as defined elsewhere in this registration statement) listed on the Nasdaq Capital Market under the ticker symbol “AIOK” and upon approval and following the Distribution, our common shares will commence trading.
We are an independent, growth-oriented shipping company that acquires, owns, charters and operates oceangoing LPG carrier vessels and provides worldwide seaborne transportation services for LPG-related products. As of June 30, 2026, we maintain a fleet of two LPG carrier vessels with a cargo carrying capacity of 0.01 million dwt and an age of 11years each.
Our vessels are currently contracted to operate under time charter agreements.
We intend to expand our fleet in the future and may acquire additional LPG carriers, including to replace existing vessels or vessels we have disposed of, expand our activities and reduce the average age of and renew our fleet, and potentially, if our Board so determines, acquire vessels in other sectors, based on, in each case, our assessment of market conditions and subject to the conditions set out in the AI OKTO Spin Off resolutions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from third parties, and we may also acquire additional vessels from related parties, provided that such related party acquisitions are negotiated and approved by a committee composed of the independent directors of the Company. We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities. For an overview of our fleet, please see “—B. Business Overview—Our fleet.”
We intend to consider, evaluate and potentially deploy AI-enabled tools with the objective of optimizing our operations and performance monitoring and analysis, the scope of which may include loading port congestion, voyage routing, delivery port estimated waiting time, bunker procurement location options and pricing, and emission-related KPIs, in order to improve vessel deployment, fuel efficiency, routing, and overall utilization, ultimately targeting better decision-making and improved net voyage results. We anticipate implementing these AI-driven solutions through a combination of specialized third-party AI and maritime analytics software and decision-support systems, primarily consisting of commercially available tools, including applications focused on voyage and routing optimization, commercial planning and positioning analysis, bunker strategy, and AI-enabled performance and condition-based monitoring of fuel consumption, machinery performance, and vessel condition. Such tools may incorporate historical and real-time market, weather, port, traffic, and vessel-operating data and may include applications similar to those offered by established maritime technology vendors in the areas of voyage analytics, condition-based maintenance, and navigational situational awareness. Deployment is expected to occur in a phased and targeted manner across our fleet, and will depend on data availability and quality, onboard systems and sensor coverage, system compatibility and integration with existing technical and commercial platforms, connectivity, regulatory requirements, vendor selection, and ongoing evaluation of effectiveness. Outputs from such tools depend on underlying data quality and model assumptions and may be incomplete or inaccurate, and benefits, if any, may take time to materialize. As part of our AI-driven strategy, we may also pursue partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across our fleet. These collaborations are intended to potentially provide access to specialized expertise in areas such as predictive analytics, machine-learning-based performance monitoring, emissions-management tools, and automated voyage-optimization systems. Leveraging third-party AI technologies may allow us to accelerate adoption of data-centric operating processes, enhance the quality and timeliness of operational decision-making, and support more consistent execution of our cost-efficiency and utilization objectives. Integrating such external AI resources into our framework also provides flexibility to scale and update our operating practices as AI methods, digital standards, and regulatory requirements continue to evolve. We expect that other shipping companies will increasingly adopt and integrate AI technologies into their operations as well, and some of these companies may have more scale and financial resources than we do and may adopt such AI technologies more quickly or effectively than we do, potentially achieving superior operational efficiency, cost advantages, or service capabilities. We have not yet implemented this AI-driven strategy, and if we fail to successfully integrate AI into our operations, fail to keep pace with rapidly evolving AI technological developments, or fail to attract and retain personnel with AI and data science expertise, we may face a significant competitive disadvantage that could adversely affect our market position, charterer relationships, and financial performance. See “Item 3. Key Information—D. Risk Factors—We plan to use AI to grow and manage our business. Difficulties in implementing this technology and the rapid advancement of AI present significant risks to our operations.” For an overview of our fleet, please see “—B. Business Overview—Our Fleet.”
Our principal executive office is at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. Our telephone number at that address is +357 25 357 765. Our website is www.aiokto.com. This web address is provided as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. None of the information contained on, or that can be accessed through, these websites is incorporated into or forms a part of this registration statement.
Fleet Development and Vessel Capital Expenditures
In the second and third quarters of 2023, we acquired four LPG carrier vessels through acquisitions by the Parent, two of which, LPG Dream Syrax and LPG Dream Terrax, were sold to subsidiaries of Robin on July 10, 2025 and September 16, 2025, respectively and delivered to subsidiaries of Robin on September 3, 2025 and September 25, 2025, respectively. For further information on these vessel acquisitions and sales, see “—B. Business Overview—Our Fleet,” and Notes 1 and 5 to our Combined Carve-Out Financial Statements included in this registration statement.
As of the date of this registration statement, our vessels are equipped with a ballast water treatment system (“BWTS”).
B.	Business Overview
We operate oceangoing 5,000 cbm LPG carrier vessels that engage in the worldwide transportation of liquefied petroleum gas using our LPG carrier vessels.
Our Fleet
The following table summarizes key information about our vessels as of the date of this registration statement:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
LPG Dream Arrax	4,753	2015	Japan	Time Charter Period(1)	$371,500 per month	November 2026	December 2026
LPG Dream Vermax	5,155	2015	Japan	Time Charter Period(2)	$362,000 per month	March 2027	April 2027

(1)
On May 21, 2026, the vessel has been fixed under a new time charter period contract of six months (plus or minus fifteen days at the charterer’s option), at $371,500 per month, plus six months at the charterer’s option (plus or minus fifteen days at the charterer’s option). The rate for the optional period will be mutually agreed between us and the charterer.

(2)
On January 23, 2026, it was agreed between us and the charterer that from March 22, 2026 until March 22, 2027 (plus or minus twenty days at the charterer’s option), the rate is $362,000 per month, plus twelve months at the charterer’s option (plus or minus twenty days at the charterer’s option). The rate for the optional period will be mutually agreed between us and the charterer.

Chartering of our Fleet
We intend to mainly employ our LPG carriers in period time charter contracts, while evaluating the conditions and taking advantage of some spot voyages upon redelivery from period time charters if spot market conditions are favorable.
Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes, as well as supply and demand for LPG-related products carried by ocean-going vessels internationally. Vessels operating in the spot market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the LPG market. Industry downturns relating to LPG-related products could result in a reduction in profit margins and lead to losses. Based on market conditions, we may opportunistically look to employ any of our vessels in the spot market under time charter trip contracts and/or voyage charter contracts.
Voyage charters involve a charterer engaging a vessel for a particular journey. A voyage contract is made for the use of a vessel, for which we are paid freight (a fixed amount per ton of cargo carried or a lump sum amount) on the basis of transporting cargo from a loading port to a discharge port. Depending on charter party terms, freight can be fully prepaid, paid upon reaching the discharging destination upon delivery of the cargo, paid at the discharging destination but before discharging, or paid during a ship’s voyage. Revenues from voyage charters are typically tied to prevailing market rates and may therefore be more volatile than rates from other charters, such as time charters.
Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months to, in some cases, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. We typically enter into time charters ranging from one month to twelve months and, in isolated cases, on longer terms depending on market conditions. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charter party’s terms. Under our current time charter agreements or time charter agreements we may enter into in the future, a vessel is utilized by a charterer for a set duration of time and the charterer would pay a fixed or floating daily hire rate and other compensation costs accrued related to the contracts.
For further information on our charters and charter terms, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Hire Rates and the Cyclical Nature of the Industry.”
Management of our Business
Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis. Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of our vessel sale and purchase transactions, undertaking related shipping projects, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us. Castor Ships may choose to subcontract these services to other parties at its discretion. As of the date of this registration statement, Castor Ships has subcontracted the technical management of all of our vessels to a third-party ship-management company. Castor Ships pays, at its own expense, these technical management companies a fee for the services it has subcontracted to them, without burdening us with any additional cost.
In exchange for the above management services, Castor Ships charges and collects (i) a flat quarterly management fee in the amount of $0.2 million for the management and administration of our business (the “Flat Management Fee”), (ii) a daily fee of $1,100 per vessel for the provision of ship management services under separate ship management agreements entered into by our ship-owning subsidiaries (the “Ship Management Fee”), (iii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels on all gross income received by our ship-owning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (iv) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt), or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities (including equity, debt and loan instruments), and (v) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by us including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.
For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Environmental and Other Regulations in the Shipping Industry
Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions, treaties, regional, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety, health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such international conventions, laws, regulations, insurance and other requirements entails significant expense, including for vessel modifications and the implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits, certificates and approvals could require us to incur substantial costs or result in the detention or the temporary suspension of the operation of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, European Union and international regulations. We believe that the operation of our vessels is in full compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition and operating results.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker, containers, LPG and LNG carriers, among other vessels, and includes six Annexes, each of which regulates a different source of pollution. Annex I relates to operational or accidental oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively. Annex VI, which relates to air emissions, was separately adopted by the IMO in September of 1997. New emissions standards, titled IMO-2020, took effect on January 1, 2020.
Air Emissions
In September 1997, the IMO adopted Annex VI to MARPOL to address air emissions from vessels. Effective May 2005, Annex VI sets limits on sulfur dioxide, nitrogen oxide and other emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone-depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special emission control areas to be established with more stringent limits on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers and shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these requirements.
The MEPC, adopted amendments to Annex VI regarding emissions of sulfur dioxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its seventieth session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships not equipped with exhaust gas cleaning systems were adopted and took effect on March 1, 2020. Effective May 1, 2024, amendments to Annex VI require bunker delivery notes to include the flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70ºC. Additional amendments intended to prevent the supply of fuel oil not compliant with SOLAS flashpoint requirements became effective January 1, 2026. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs. As of the date of this registration statement, our vessels are not equipped with scrubbers and we have transitioned to burning IMO compliant fuels.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or “ECAs.” As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. The MEPC also adopted resolutions establishing a new ECA for the Mediterranean Sea, which entered into force May 1, 2025. The Canadian Arctic and Norwegian Sea also became ECAs with respect to sulfur oxides, nitrogen oxides, and particulate matter. With respect to operations in the Canadian Arctic, the ECA restrictions will apply to engines on ships constructed on or after January 1, 2025. With respect to the Norwegian Sea, the restrictions will apply to engines on ships constructed on or after March 1, 2026. The inclusion of the Canadian Arctic extends the existing North American ECA; the Norwegian Sea extends the existing North Sea ECA. Ocean-going vessels in these areas are subject to more stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the other jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. Currently, as the vessels in our current fleet were built prior to 2016, they are not affected by Tier III requirements from an operational perspective. Our LPG carrier vessels are also subject to and currently in compliance with Tier II Nox, which regulates nitrogen dioxide emissions from vessels built on or after January 1, 2011. However, we may acquire additional vessels that are subject to Tier II or Tier III NOx in the future and/or additional trading restrictions could be imposed upon vessels that are currently in compliance with Tier I or II NOx standards, each of which may cause us to incur additional capital expenses and/or other compliance costs.
At MEPC 70 and MEPC 71, the IMO approved the designation of the North Sea and Baltic Sea as NOx Emission Control Areas (ECAs), applicable to ships constructed on or after January 1, 2021. As determined at MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective on March 1, 2018, requiring ships of 5,000 gross tonnage and above to collect and report annual fuel oil consumption data to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO uses this data as a foundational step in its roadmap for reducing greenhouse gas (“GHG”) emissions from ships. The 2023 IMO GHG Strategy aims to reduce the carbon intensity of international shipping, as an average across the sector, by at least 40% by 2030 compared to 2008. In 2025, the IMO advanced this strategy by approving draft amendments to MARPOL Annex VI that introduce a fuel intensity compliance framework starting in 2028. This framework requires ships to calculate and report their annual GHG Fuel Intensity (“GFI”) and meet progressively stricter reduction targets through fuel selection, operational measures, or offset mechanisms. These developments signal a shift from data collection to enforceable decarbonization obligations. Related measures are discussed further below.
In April 2025, during its 83rd session (“MEPC 83”), the International Maritime Organization (“IMO”) approved draft amendments to MARPOL Annex VI establishing the IMO Net-Zero Framework, a landmark package requiring a global fuel standard and a greenhouse-gas pricing mechanism for ships over 5,000 GT (covering ~85% of international shipping emissions). In October 2025, during the MEPC’s second extraordinary session (MEPC/ES.2, 14–17 Oct), IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026. As a result, the entry-into-force date has been pushed back. The earliest realistic implementation is now projected for March 2028, provided adoption occurs in October 2026 and is ratified according to IMO legislative timelines.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships were built 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs for those vessels built after January 1, 2013. Further, MEPC 75 approved draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content.
In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. Specifically, the IMO plans to initiate measures to reduce carbon intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, methanol, LNG, LPG and electro-/synthetic fuels such as hydrogen or ammonia and may also include limiting the speed of the ships. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have high future environmental compliance costs with untested technology.
In June 2021, the MEPC adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated E for three consecutive years would have to submit a corrective action plan to show how the required index (D or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity was completed for 2023, with the first rating given in 2024. We are also required to comply with requirements relating to new EU ETS regulations for carbon emissions for voyages of vessels above 5000 GT departing from or arriving to ports in the European Union phased in from the beginning of 2024, with an implementation scheme of 40% of emissions, followed by 70% of emissions in 2025 and ending in 2026 with 100% of the emissions produced by these voyages. Our LPG carrier vessels, LPG Dream Arrax and LPG Dream Vermax, are exempt from rating requirements and EU ETS Regulations due to their size.
We may incur costs to comply with these revised standards including the introduction of new emissions software platform applications which will enable continuous monitoring of CIIs as well as automatic generation of CII reports, amendment of SEEMP part II plans and adoption and implementation of ISO 500001 procedures. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, cash flows, financial condition and operating results.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim, or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy, as well as a cybersecurity risk policy, setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention on goal-based ship construction standards for oil tankers stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally authorize the classification societies to undertake surveys to confirm compliance on their behalf.
The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommended provisions. The Polar Code applies to new ships constructed after January 1, 2017, and from January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Companies are required from January 2021 to develop additional procedures for monitoring cybersecurity in addition to those required by the IMO, which could require additional expenses and/or capital expenditures.

Fuel Regulations in Arctic Waters
MEPC 76 adopted amendments to MARPOL Annex I (addition of a new regulation 43A) to introduce a prohibition on the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The prohibition covered the use and carriage for use as fuel of oils having a density at 15"C higher than 900 kg/m3 or a kinematic viscosity at 50"C higher than 180 mm2/s. Ships engaged in securing the safety of ships, or in search and rescue operations, and ships dedicated to oil spill preparedness and response are exempt. Ships which meet certain construction standards with regard to oil fuel tank protection would need to comply on and after July 1, 2029.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (“G8”) at MEPC 70. At MEPC 71, amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships are generally required to comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships had to meet the D-2 standard by September 8, 2024. Significant costs may be incurred to comply with these regulations. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. To date we have had no capital expenditures relating to the installation of BWTS on our vessels. For further information on these installations, see “—A. History and Development of the Company-Fleet Development and Vessel Capital Expenditures.”
Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters to comply with U.S. Coast Guard ballast water management regulations, which generally require the use of an approved ballast water management system or, in certain circumstances, mid-ocean ballast water exchange, together with reporting and recordkeeping requirements. Ballast water compliance requirements could adversely affect our business, results of operations, cash flows and financial condition.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ships’ bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States where the Bunker Convention has not been adopted, the Oil Pollution Act of 1990, along with various legislative schemes and common law standards of conduct govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are also required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.
In June 2021, MEPC 76 adopted amendments to the Anti-fouling Convention to prohibit the use of biocide cybutryne contained in anti-fouling systems, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system, as studies have proven that the substance is harmful to a variety of marine organisms.
We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this registration statement, our vessels are ISM Code certified through their respective third-party managers. Castor Ships has obtained the documents of compliance in order to operate the vessels in accordance with the ISM Code and all other international and regional requirements that are applicable to our vessels. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
i.	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
ii.	injury to, or economic losses resulting from, the destruction of real and personal property;
iii.	loss of subsistence use of natural resources that are injured, destroyed or lost;
iv.	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

v.	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
vi.
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages but such caps do not apply to direct clean-up costs. Effective March 2023, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. However, these limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to be in compliance going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised.
For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, certain revisions that rolled back safety and drilling operation reforms in the Well Control Rule, in 2019 were reinstated by BSEE in 2023. U.S. offshore oil and gas leasing policy has undergone significant changes in recent years, including the adoption of a five-year U.S. offshore leasing program in 2023, and remains subject to ongoing political and regulatory developments. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations or demand for our vessels and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills, including bunker fuel spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Some of these laws are more stringent than U.S. federal law in some respects. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We intend to be in compliance with all applicable state regulations in the relevant ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident per vessel. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and operating results.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of greenhouse gasses, volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current USG ballast water management regulations adopted under the U.S. National Invasive Species Act, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance and enforcement regulations within two years of the EPA’s promulgation of standards. The EPA finalized national discharge standards under VIDA in October 2024. However, the USCG has not yet finalized the corresponding implementation, compliance and enforcement regulations required to give effect to those standards. Therefore, existing requirements under the 2013 Vessel General Permit and current U.S. Coast Guard ballast water regulations remain in force until such implementing regulations are finalized and effective. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, USCG and state regulations could require the installation of additional ballast water treatment equipment on our vessels which have not already installed this equipment or the implementation of other port facility disposal procedures as a result of which we may incur additional capital expenditures or may otherwise have to restrict certain of our vessels from entering U.S. waters.
The California Air Resources Board regulation for reducing emissions from diesel auxiliary engines on ships while at-berth became applicable for container vessels from January 1, 2023. Effective January 1, 2025, certain tanker vessels approaching California ports must also utilize approved emission control strategies during their visits.
European Union Regulations
In October 2009, the European Union amended its legislative framework to impose criminal sanctions for illicit ship-source discharges of polluting substances. These sanctions may apply even to minor discharges where committed intentionally, recklessly, or with serious negligence, and where such discharges, individually or in the aggregate, result in the deterioration of water quality. Criminal liability may also arise in cases of aiding and abetting such discharges. The relevant rules apply to all types of vessels, irrespective of flag, subject to limited exceptions, including warships and situations where the safety of human life or of the ship is at risk. Violations may result in substantial fines, criminal penalties and increased exposure to civil liability claims. Regulation (EU) 2015/757 governs the monitoring, reporting and verification (MRV) of carbon dioxide (CO2) emissions from maritime transport. Subject to certain exemptions, this regulation requires companies operating ships of over 5,000 gross tonnage calling at EU ports to monitor and report CO2 emissions on an annual basis. Compliance with the MRV regime is expected to result in additional administrative and operational costs.

The European Union has also adopted a range of regulations and directives aimed at enhancing maritime safety and environmental protection. These measures include more frequent inspections of high-risk vessels—determined by factors such as type, age, flag and detention history—as well as strengthened regimes for banning substandard ships, including minimum and permanent bans in cases of repeated non-compliance. The EU has further expanded its oversight of classification societies by imposing stricter requirements and introducing the possibility of fines or penalty payments for non-compliance. In addition, EU legislation governing the sulfur content of marine fuels—notably Directive (EU) 2016/802, as amended, which consolidated earlier Directives 1999/32/EC and 2005/33/EC—requires vessels to use fuels with reduced sulfur content for both main and auxiliary engines. These requirements align with those set out in MARPOL Annex VI. In particular, a maximum sulfur limit of 0.1% applies within the Baltic Sea and the North Sea (including the English Channel), which are designated Sulphur Emission Control Areas (SECAs). Since January 1, 2020, ships operating in all other EU waters must use fuels with a sulfur content not exceeding 0.5%.
On July 14, 2021, the European Commission published a package of legislative proposals under its “Fit for 55” initiative, forming part of the broader European Green Deal. Two key measures within this framework are of particular relevance to the maritime sector. First, the inclusion of maritime transport within the EU Emissions Trading System (EU ETS), which commenced in 2024, applies to ships of 5,000 gross tonnage and above calling at EU/EEA ports. The system covers 100% of greenhouse gas emissions from intra-EU voyages, 100% of emissions generated by ships at berth in EU ports, and 50% of emissions from voyages between EU and non-EU ports. The obligations are being phased in gradually: in 2025, shipping companies are required to surrender allowances corresponding to 40% of their 2024 emissions; in 2026, 70% of their 2025 emissions; and from 2027 onwards, 100% of their emissions. While policy discussions are ongoing, the EU may consider further extending the scope of the EU ETS in the absence of an effective global market-based mechanism adopted by the International Maritime Organization (IMO), although no binding legislation to that effect has yet been enacted. Compliance with the EU ETS requires the implementation of new systems, processes and contractual arrangements, and is expected to result in significant administrative and financial burdens.
Second, Regulation (EU) 2023/1805 (“FuelEU Maritime”), adopted on July 25, 2023, establishes limits on the greenhouse gas intensity of energy used on board ships. From January 1, 2025, the regulation requires a 2% reduction in greenhouse gas intensity compared to a prescribed baseline, with progressively stricter targets to be implemented every five years, reaching up to an 80% reduction by 2050. The regulation also permits the use of flexibility mechanisms, including pooling, banking and borrowing of compliance balances among shipping companies. From June 30, 2026, ships must carry on board a FuelEU Document of Compliance as evidence of adherence to the applicable requirements, including those related to the use of onshore power supply (OPS) while at berth. Both the EU ETS and FuelEU Maritime frameworks significantly increase the regulatory complexity associated with vessels calling at EU ports. They are expected to result in increased compliance, monitoring and operational costs, as well as to affect commercial arrangements, including relationships with time charterers.
Turkish Emissions Trading System
In July 2025, Türkiye enacted the Climate Act, establishing the legal framework for a national Emissions Trading System (ETS), which is currently in a pilot phase through 2027, with a possible extension to 2028. The system will include monitoring, reporting, and verification (“MRV”) obligations, allowance issuance and surrender, and penalties for non-compliance—reduced by 80% during the pilot period. Sector-specific secondary legislation, including for maritime transport, is expected during this transition. Vessels transiting Turkish waters, including the Istanbul Strait under Montreux Convention rights, may be indirectly subject to ETS-related costs such as emissions-based passage dues once the system is fully operational.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to greenhouse gas emissions and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On January 20, 2025, President Donald Trump signed an executive order initiating the United States’ withdrawal from the Paris Agreement, which took effect on January 27, 2026.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identified “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These measures were submitted for adoption in October 2025, but the MEPC agreed to adjourn the meeting on adoption until October 2026. If adopted, these regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, implementation of regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market is also forthcoming.
In the United States, the EPA previously issued a finding that greenhouse gases endanger the public health and safety and adopted regulations to limit greenhouse gas emissions from various sources. However, U.S. climate policy has undergone significant changes in recent years. In 2024, the EPA finalized rules to limit methane emissions from the oil and gas sector, and in 2026, the EPA rescinded its prior endangerment finding for GHG and repealed certain federal greenhouse gas emission standards, particularly for the transportation sector. The federal regulatory framework governing greenhouse gas emissions is evolving and subject to ongoing legal and policy developments. In addition, individual U.S. states may continue to enact or maintain additional environmental regulations. These developments may affect our operations although the impact of such changes remains uncertain.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed or further implement the Kyoto Protocol or Paris Agreement which further restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change results in sea level changes or increases in extreme weather events.
International Labor Organization
The International Labor Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. Our vessels are certified as per MLC 2006 and, we believe, in substantial compliance with the MLC 2006.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia in the Gulf of Aden and off the coast of Nigeria in the Gulf of Guinea. Furthermore, costs of vessel security measures have been affected by the geopolitical conflicts in the Middle East and maritime incidents in and around the Red Sea, including off the coast of Yemen in the Gulf of Aden where vessels have faced an increased number of armed attacks targeting Israeli and US-linked ships, as well as Marshall Islands’ flagged vessels. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could have a material adverse effect on our business, liquidity and operating results. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which currently does not apply to LPG carriers. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by the applicable IACS Classification Society (American Bureau of Shipping).
A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. A vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or to be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and operating results.
European mandatory non-financial reporting regulations.
On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states had 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD began to apply on a phased basis starting from financial year 2024 through to 2028 to large EU and non-EU entities, subject to certain financial and employee thresholds being met. If the CSRD is applicable to us, we may incur significant costs to prepare for and manage the administrative aspect of compliance with the CSRD. We note that following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed to 2028. The Omnibus package was approved by the EU Parliament on December 16, 2025, and will simplify compliance for small- and medium-sized enterprises, and all companies with up to 1,000 employees and less than €450 million turnover will be outside the scope of the CSRD. For companies that fall within the scope of the CSRD, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards. The CSRD will now apply to (a) EU undertakings and non-EU issuers that on an individual or group basis have more than €450 million net turnover and 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than €450 million net turnover generated in the EU (individually or on a consolidated basis) for each of the last two consecutive financial years and an EU subsidiary or a branch in the EU with more than €200 million net turnover in the preceding financial year. New systems, including data management systems, personnel, and reporting procedures will have to be put in place, at a significant cost, to prepare for and manage the administrative aspect of CSRD compliance.
Furthermore, a new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold €450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029. Additionally, the thresholds have now been revised to only apply to (i) EU undertakings that have or, if they are an ultimate parent undertaking, their group has, more than €1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (ii) non-EU undertakings that have or, if they are an ultimate parent undertaking, their group has, more than €1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental events, and the liabilities arising from owning and operating vessels in international trade. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not always be able to obtain adequate insurance coverage at reasonable rates. Any of these occurrences could have a material adverse effect on our business.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, war risk insurance, freight and demurrage and defense insurance for all vessels in our fleet. Each of our vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles. We do not have and do not expect to obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations” or clubs, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. There are 13 P&I Associations that comprise the “International Group,” a group of P&I Associations that insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Competition
We operate in markets that are highly competitive, particularly in the LPG carrier market where ownership of LPG carrier vessels is moderately fragmented. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for charters from a number of established companies who may have greater resources or experience.
The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as based on customer relationships and our reputation as an owner and operator. In the LPG carrier sector, we may compete with LPG distributors and traders who use their fleets not only to transport their own LPG, but also to transport LPG for third-party charterers in direct competition with independent owners and operators. Demand for LPG carrier vessels fluctuates in line with the main patterns of trade for the cargoes transported by our vessels and varies according to supply and demand for such products.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.
Seasonality
Based on the AI OKTO Subsidiaries’ historical data and industry trends, we expect demand for our vessels to exhibit seasonal variations and, as a result, charter and freight rates to fluctuate. In particular, the LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. These variations may result in quarter-to-quarter volatility in our operating results for our vessels when trading in the spot trip or voyage charter market or if on period time charter when a new time charter is being entered into. Seasonality in the LPG shipping sector in which we operate could materially affect our operating results and cash flows.
C.	Organizational Structure
We were incorporated by Robin in the Republic of the Marshall Islands on October 21, 2025, and we were later acquired by the Parent from Robin on July 9, 2026. Our principal executive offices are located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this registration statement.
D.	Property, Plants and Equipment
We own no properties other than our vessels. For a description of our fleet, please see “—B. Business Overview—Our Fleet.”
Item 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the results of our operations and our financial condition should be read in conjunction with the Combined Carve-Out Financial Statements and the notes to those statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. See “Forward-Looking Statements.” Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.” All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise.
A.	Operating Results
Principal factors impacting our business, results of operations, and financial condition
Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industry in which we operate;
•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;
•
The successful implementation of a growth business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy;

•	The global economic growth outlook and trends;
•
Economic, regulatory, political, and governmental conditions that affect shipping and the LPG shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine, tensions in the Middle East, including the war involving Iran, the U.S. and Israel, instability in Venezuela, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, and the imposition of tariffs and other protectionist measures, such as port fees, imposed or threatened by the United States, China and other countries;

•	The size and composition of our fleet and changes to its size and composition resulting from our vessel acquisitions and disposals;
•	The employment and operation of our fleet including the utilization rates of our vessels;
•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet among time and voyage charters, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, and general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our manager and its sub-managers, and their suppliers;

•	The number of charterers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;
•	The ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The vetting approvals by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;
•	Dry-docking and special survey costs and durations, both expected and unexpected;
•	Our borrowing levels and the finance costs related to any future outstanding debt we may incur as well as our compliance with covenants in any financing arrangement we enter into;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;
•	Major outbreaks of diseases and governmental responses thereto; and
•	The level of any distribution on all classes of our shares.
These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty.
Hire Rates and the Cyclical Nature of the Industry
One of the factors that impacts our profitability is the hire and freight rates at which we are able to fix our vessels. The shipping industry is cyclical with attendant volatility in rates and, as a result, profitability. The LPG shipping sector has been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.
The degree of charter rate volatility among different types of LPG carrier vessels has varied widely, and charter rates for these vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for liquefied petroleum gas carried by oceangoing vessels internationally. The factors and nature, timing, direction, and degree of changes in industry conditions affecting the supply and demand for vessels are unpredictable to a great extent and outside our control.
Our vessel deployment strategy seeks to maximize revenues throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues for the years ended December 31, 2024 and 2025 consisted predominantly of hire earned by our vessels under time charter contracts. For a description of these chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”
In comparison to the spot market average, LPG 5,000 cbm rates showed little volatility in 2024 and 2025. In 2024, charter rates ranged from a low of $10,356 per day in January 2024 to a high of $11,178 per day in December 2024 and in 2025 charter rates ranged from a low of $11,178 per day in January 2025 to a high of $11,671 per day in September 2025 after which rates remained roughly the same until year end. There was an increase in time charter rates of around 2.5% in 2024 and a decline of approximately 1.9% in 2025 in the regions spanning from the Red Sea to the Indian, North and South of the Pacific Ocean. In comparison, time charter rates in the regions spanning from the Mediterranean and Adriatic Seas to the Baltic Sea, and the North and South of the Atlantic Ocean increased by around 4.6% in 2024 and further increased by approximately 6.4% in 2025. In 2024, the deadweight carrying capacity of small LPG carrier vessels is estimated to have declined by approximately 1% year-over-year, reflecting a slight contraction of the fleet. In 2025, capacity increased marginally by around 0.17%, indicating broadly stable fleet levels with only limited net growth.
Our future gross revenues may be affected by our commercial strategy, including decisions regarding the employment mix of our fleet among time and voyage charters, as well as our ability to successfully deploy AI-enabled tools to optimize operations and performance monitoring.
Year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the TCE rate provides a more accurate measure for comparison.
Employment and operation of our fleet
Another factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the LPG shipping industry, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters, as well as our manager’s ability to leverage our relationships with existing or potential customers. As a new entrant to the LPG carrier business, our customer base is currently concentrated to a small number of charterers. In the year ended December 31, 2025, 100% of our revenues were earned on time charter agreements. The breadth of our customer base has and will continue to impact the profitability of our business. Further, the effective operation of our fleet mainly requires the regular maintenance and repair of our vessels, effective crew selection and training, ongoing supply of the spares and stores that our fleet requires, contingency response planning, auditing our vessel’s onboard safety procedures, arrangements for our vessel’s insurance, chartering of our vessels, training onboard and onshore personnel with respect to vessel security and security response plans (ISPS), obtaining ISM certifications, compliance with environmental regulations and standards, performing the necessary audit of vessels within the year after taking over a vessel, and the ongoing performance monitoring of the vessels.

Financial, general and administrative management
The management of the financial, general, and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets, and managing our relationships with our service providers and customers.
Important Measures and Definitions for Analyzing Results of Operations
Our management uses the following metrics to evaluate our operating results, and to allocate capital accordingly:
Total vessel revenues. Total vessel revenues are generated from time and voyage charters. Total vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels; the amount of time that our vessels spends in dry-dock undergoing repairs; maintenance and upgrade work; the age, condition, and specifications of our vessels; and levels of supply and demand in the seaborne transportation market.
For a breakdown of vessel revenues for the year ended December 31, 2024 and 2025, please refer to Note 8 to our Combined Carve-Out Financial Statements included elsewhere in this registration statement. For a description of these types of chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”.
Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses, and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses and port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.
Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days for the relevant period.
Management fees. Management fees include fees paid to related parties providing certain ship management services to our vessels pursuant to the Ship Management Agreements (as defined in “Item 7.—B. Major Shareholders and Related Party Transactions”).
Off-hire. Off-hire is the period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys, or other unforeseen events.
Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance, and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.
Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.
Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.
Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as unscheduled repairs and other unforeseen events.
Time Charter Equivalent (“TCE”) revenues. The Time Charter Equivalent (“TCE”) revenues is a measure of the revenue performance of a vessel and is defined as the total vessel revenues (time charter and/or voyage charter revenues, net of charterers’ commissions), less voyage expenses. The TCE revenues is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. Management believes that the TCE revenues provides meaningful information to our investors because it compares net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessels are employed between the periods; it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the TCE revenues may not be comparable to that reported by other companies. See below for a reconciliation of TCE revenues to Total vessel revenues, the most directly comparable U.S. GAAP measure.
Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing TCE revenues by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking, or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance. Management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessels are employed between the periods; it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. See below for a reconciliation of Daily TCE rate to Total vessel revenues, the most directly comparable U.S. GAAP measure.
EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), and depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

The following tables reconcile our combined Daily TCE Rate and our combined EBITDA to the most directly comparable U.S. GAAP measures and present operational metrics of the Company on a combined basis for the periods presented (amounts presented in U.S. dollars, except for utilization and days).
Reconciliation of TCE revenues and Daily TCE Rate to vessel revenues

	Year ended December 31,	Year ended December 31,
	2024	2025
Total vessel revenues	$15,625,611	$12,803,193
Voyage expenses - including commissions from related party	(1,279,696)	(690,188)
TCE revenues	$14,345,915	$12,113,005
Available Days	1,464	1,157
Daily TCE Rate	$9,799	$10,469

Reconciliation of EBITDA to net (loss)/income

	Year ended December 31,	Year ended December 31,
	2024	2025
Net (loss)/income	$(30,382)	$24,144
Depreciation and amortization	3,732,688	3,264,905
Interest and finance costs, net(1)	(131,490)	(524,171)
EBITDA	$3,570,816	$2,764,878
(1)	Includes interest income and finance costs, if any.
Operational Metrics

	Year ended December 31,	Year ended December 31,
	2024	2025
Daily vessel operating expenses	$4,775	$5,343
Ownership Days	1,464	1,243
Available Days	1,464	1,157
Operating Days	1,464	1,157
Fleet Utilization	100%	100%
Total vessel revenues	$15,625,611	$12,803,193
Daily TCE Rate	$9,799	$10,469
Net (loss)/income	$(30,382)	$24,144
EBITDA	$3,570,816	$2,764,878

Combined Results of Operations
Year ended December 31, 2025, as compared to the year ended December 31, 2024

	Year ended December 31, 2024	Year ended December 31, 2025	Change - amount
Total vessel revenues	$15,625,611	$12,803,193	$(2,822,418)
Expenses:
Voyage expenses (including commissions to related party)	(1,279,696)	(690,188)	589,508
Vessel operating expenses	(6,990,110)	(6,641,142)	348,968
Management fees to related party	(1,544,648)	(1,345,204)	199,444
Depreciation and amortization	(3,732,688)	(3,264,905)	467,783
General and administrative expenses (including costs from related party)	(2,216,411)	(1,347,770)	868,641
Bad debt expense	(25,369)	—	25,369
Operating loss	$(163,311)	$(486,016)	$(322,705)
Interest and finance costs, net(1)	131,490	524,171	392,681
Foreign exchange gains/(losses)	1,439	(14,011)	(15,450)
Net (loss)/income	$(30,382)	$24,144	$54,526
(1)	Includes interest income and finance costs , if any.

Total vessel revenues
Total vessel revenues for our fleet amounted to $12.8 million in the year ended December 31, 2025, as compared to $15.6 million in the same period in 2024. This decrease of $2.8 million is mainly due to the decrease in the Available Days of our fleet to 1,157 days in the year ended December 31, 2025, from 1,464 days in the corresponding period in 2024, as the result of the sales of the (i) LPG Dream Syrax on September 3, 2025, and (ii) LPG Dream Terrax on September 25, 2025. During the year ended December 31, 2025, our fleet earned on average a Daily TCE Rate of $10,469, compared to an average Daily TCE Rate of $9,799 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues” for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the year ended December 31, 2024, our LPG carriers were engaged in voyage and time charters, whereas during the year ended December 31, 2025 our LPG carriers were engaged only in time charters.
Voyage Expenses
Voyage expenses for our fleet amounted to $0.7 million and $1.3 million, in the year ended December 31, 2025 and the same period of 2024, respectively. This decrease of $0.6 million is mainly associated with a $0.5 million decrease in bunkers consumption costs in the year ended December 31, 2025 compared to the same period in 2024.
Vessel Operating Expenses
The $0.3 million decrease in vessel operating expenses for our fleet, to $6.6 million in the year ended December 31, 2025, from $6.9 million in 2024, mainly reflects the decrease in the Ownership Days of our fleet to 1,243 days in the year ended December 31, 2025, from 1,464 days in the same period in 2024.
Management Fees
The decrease in management fees by $0.2 million to $1.3 million in the year ended December 31, 2025, from $1.5 million in the same period in 2024, mainly reflects the decrease in the Ownership Days of our fleet, partially offset by the increased management fees following the inflation-based adjustment in management fees from (a) $1,039 per vessel per day to $1,071 per vessel per day effective July 1, 2024, and (b) $1,071 per vessel per day to $1,100 per vessel per day effective July 1, 2025 in accordance with the terms of the Parent’s master management agreement entered into by and between the Parent, AI OKTO Subsidiaries and Castor Ships (as restated, amended, or supplemented from time to time, the “Toro Amended and Restated Master Management Agreement”).
Depreciation and Amortization
Depreciation expenses for our fleet decreased to $3.0 million in the year ended December 31, 2025, from $3.7 million in the same period in 2024, as a result of the decrease in the Ownership Days of our fleet. Dry-dock amortization charges in the year ended December 31, 2025, which amounted to $0.2 million, related to (i) LPG Dream Terrax (classified as held for sale on September 16, 2025) and LPG Dream Arrax, which completed their scheduled dry-dock in the second quarter of 2025, respectively, (ii) LPG Dream Vermax which completed its scheduled dry-dock in the third quarter of 2025 and (iii) and LPG Dream Syrax (classified as held for sale on July 10, 2025), initiated its scheduled dry-dock repairs and was sold prior to its completion. There were no dry-dock and special survey amortization charges in the year ended December 31, 2024.
General and Administrative Expenses
General and administrative expenses in the year ended December 31, 2025, amounted to $1.3 million, whereas, in the year ended December 31, 2024, general and administrative expenses totaled $2.2 million and reflect expense allocations made to the Company by the Parent. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, stock compensation cost, audit, legal and consultancy fees. For further details of the allocation, please refer to the Combined Carve-Out Financial Statements and related notes included elsewhere in this registration statement. The administration costs charged by Castor Ships (the “Flat Management Fee”), which were allocated in general and administrative expenses as described in Note 3 to Combined Carve-Out Financial Statements, amounted to $0.7 million and $0.5 million for the years ended December 31, 2024 and 2025, respectively. The new Flat Management Fee is $0.2 million per quarter according to the Master Management Agreement (as defined below in Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”) with Castor Ships as part of the Spin Off.

Interest and finance costs, net
Interest and finance costs, net, amounted to $(0.5) million in the year ended December 31, 2025, whereas in the same period in 2024, interest and finance costs, net amounted to $(0.1) million. This variation is mainly due to the increase in interest income we earned from time and cash deposits held in custody accounts maintained by the treasury manager of the Parent. This was mainly driven by higher average cash balances during the year ended December 31, 2025, following the proceeds from the sale of LPG Dream Syrax and LPG Dream Terrax.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
On July 10, 2025, and September 16, 2025, Cyborg Shipping Co. and Zatanna Shipping Co. (two of the AI OKTO Subsidiaries) entered into agreements with Robin for the sale of the vessel LPG Dream Syrax for a gross sale price of $18.0 million and the vessel LPG Dream Terrax for a gross sale price of $20.0 million, respectively. The vessels were delivered to Robin on September 3, 2025, and September 25, 2025, respectively. Robin is an entity under common control, as both the sellers and the buyer are controlled by the same controlling shareholder, Mr. Panagiotidis; accordingly, these transactions are considered to be between entities under common control. The transactions were accounted for as a transfer of assets between entities under common control in accordance with ASC 805-50, “Business Combinations – Related Issues.” As such, the vessels and their dry docking related amounts, were recognized by Robin at the historical carrying amount recorded by AI OKTO Subsidiaries as of the date of transfer, which was $34,871,669. No gain or loss was recognized in the statement of operations as a result of the transactions. The difference between the consideration received and the historical carrying amount of the vessels, amounting to $3,091,542, was presented as ‘Excess of consideration over carrying value of sold assets’ in the accompanying combined carve-out statements of changes in Net parent investment. The following unaudited pro forma combined financial information is presented to illustrate the impact on AI OKTO’s historical combined carve-out financial results after the disposition of the vessels LPG Dream Syrax and LPG Dream Terrax on September 3, 2025, and September 25, 2025, respectively. The following unaudited pro forma combined financial information includes the unaudited pro forma combined statement of comprehensive income for the year ended December 31, 2025, which was prepared from the historical audited statement of comprehensive income of AI OKTO for the year ended December 31, 2025.
The unaudited pro forma combined financial information presented below should be read in conjunction with the following information:
•	Notes to the unaudited pro forma combined financial information.
•	Audited combined carve-out financial statements of AI OKTO CORP. Predecessor as of and for the fiscal years ended December 31, 2024 and 2025 included in this prospectus.

AI OKTO CORP.
UNAUDITED PRO FORMA COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31, 2025

(Expressed in U.S. Dollars – except for share data)

	AI OKTO Historical	Transaction Accounting Adjustments	Notes	AI OKTO Pro Forma Combined
REVENUES:
Time charter revenues	12,803,193	(5,192,304)	(a)	7,610,889
Total vessel revenues	12,803,193	(5,192,304)		7,610,889
EXPENSES:
Voyage expenses	(690,188)	228,657	(a)	(461,531)
Vessel operating expenses	(6,641,142)	2,816,713	(a)	(3,824,429)
Management fees to related parties	(1,345,204)	552,702	(a)	(792,502)
Depreciation and amortization	(3,264,905)	1,180,339	(a)	(2,084,566)
General and administrative expenses	(1,347,770)	31,138	(b),(c)	(1,316,632)
Total expenses	$(13,289,209)	$4,809,549		$(8,479,660)
Operating loss	$(486,016)	$(382,755)		$(868,771)
OTHER (EXPENSES)/INCOME:
Finance costs	(15,356)	9,282	(a)	(6,074)
Interest income	539,527	(286,642)	(a)	252,885
Foreign exchange losses	(14,011)	7,582	(a)	(6,429)
Total other income, net	$510,160	$(269,778)		$240,382
Net income/(loss) and comprehensive income/(loss)	$24,144	$(652,533)		$(628,389)
Pro forma earnings/(loss) per share, basic and diluted	[•]	—	(d)	[•]
Pro forma weighted average number of shares, basic and diluted	[•]	—		[•]

Notes to Unaudited Pro Forma Combined Financial Information.
1.	Accounting Policies
For purposes of preparing the unaudited pro forma combined financial information, the historical audited combined financial statements of AI OKTO CORP. Predecessor were prepared under U.S. GAAP. The resulting pro forma combined financial information has not been audited.
2.	Pro Forma Adjustments
(a) This adjustment reflects the removal of all transactions relating to the vessels LPG Dream Syrax and LPG Dream Terrax from January 1, 2025 to the date that the vessels were sold, September 3 and September 25, 2025 respectively, from the historical predecessor carve-out combined statement of comprehensive income.
The adjustment to vessel operating expenses is comprised of:

Transaction Accounting Adjustments
Crew & crew related costs	1,815,013
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	361,997
Lubricants	42,416
Insurance	103,380
Tonnage taxes	23,943
Other	469,964
Total Vessel operating expenses	$2,816,713

(b) Part of the general and administrative expenses incurred by the Parent has been allocated on a pro rata basis within ‘General and administrative expenses’ of the Company based on the proportion of the average of assets of the AI OKTO Subsidiaries’ vessels to the average of total consolidated assets of the Parent. These expenses consisted mainly of investor relations, legal, audit and consultancy fees and stock based compensation cost. Please refer Note 3 “Transactions with Related Parties” to the audited combined carve-out financial statements for the years ended December 31, 2024 and 2025, included herein for further information on expenses allocated by the Parent. Thus, considering the disposition of the vessels LPG Dream Syrax and LPG Dream Terrax, this adjustment reflects expense allocations made in general and administrative expenses based on the proportion of the average of assets of the vessels LPG Dream Arrax and LPG Dream Vermax, except for the adjustment of the Flat Management Fee as described below.
(c) This adjustment reflects the change of the administration costs charged by Castor Ships (Flat Management Fee) from $0.5 million for the year ended December 31, 2025, which were allocated in general and administrative expenses as described in Note 3 “Transactions with Related Parties” to the audited combined carve-out financial statements for the years ended December 31, 2024 and 2025, to $0.8 million for the year ended December 31, 2025, representing the new Flat Management Fee ($0.2 million per quarter) according to the new Master Management agreement with Castor Ships S.A. as part of the Spin Off.
(d) The calculation of pro forma earnings per share takes into account the issuance of [•] common shares, par value $0.001 per share and [•] Series A Preferred shares, par value $0.001 per share, as well as the preferred dividend attributable to the shareholders of our Series A Preferred Shares amounting to $[•] for the year ended December 31, 2025, as if such shares were issued at the beginning of the applicable period.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:
•
an exemption from the auditor attestation requirement of management’s assessment of the effectiveness of the emerging growth company’s internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, as of the last business day of our most recently completed second fiscal quarter or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. See “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Common Shares—We cannot assure you that our internal controls and procedures over financial reporting will be sufficient. Further, we are an ‘emerging growth company’ and we cannot be certain if the reduced requirements applicable to emerging growth companies will make our securities less attractive to investors.” We have irrevocably elected to opt out of such extended transition period.
B.	Liquidity and Capital Resources
We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings, and borrowings from debt transactions. Our current liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.
Working capital is equal to current assets minus current liabilities. As of December 31, 2025 and December 31, 2024, we had a working capital surplus of $16.8 million and $3.7 million, respectively.
We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this registration statement, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period.
Our medium- and long-term liquidity requirements relate to the expenditures for the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required.
As noted above, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. See “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Company—We may not be able to execute our business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.”
For a discussion of our management agreements with our related-party manager and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
As of December 31, 2025 and December 31, 2024, we had no outstanding indebtedness. On March 30, 2026, two of AI OKTO subsidiaries, Starfire Shipping Co. and Nightwing Shipping Co., and two of the Parent’s subsidiaries entered into an up to $60.0 million senior secured revolving credit facility with a European financial institution. The facility was partially drawn down for $15.0 million on April 2, 2026 which was fully repaid on June 30, 2026. This facility has a term of five years from the first drawdown date, bears interest at Term SOFR plus a margin per annum and is repayable in twenty consecutive quarterly installments (installments 1 to 19 in the amount of $1,420,000, and a balloon installment in the amount of $33,020,000, payable at maturity).

Capital Expenditures
From time to time, we may make capital expenditures in connection with vessel acquisitions and vessel upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we expect to finance with cash from operations and equity and debt issuances. As of the date of this registration statement, we did not have any commitments for capital expenditures related to vessel acquisitions.
A failure to fulfill our capital expenditure commitments would generally result in a forfeiture of advances paid with respect to the contracted acquisitions and write-offs of capitalized expenses. In addition, we may also be liable for other damages for breach of contract(s). Such events could have a material adverse effect on our business, financial condition, and operating results.
Equity Transactions
As of the date of this registration statement, we have not raised capital through equity financing. We expect to make future equity offerings and other issuances of our common shares, preferred shares, or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares. We expect these future offerings and issuances to be a significant component of the financing for our fleet growth plan and our overall business strategy. Additionally, we may enter into credit agreements or other borrowing arrangements to effect our business strategy.
Cash Flows
Year ended December 31, 2025 as compared to the year ended December 31, 2024
The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities for the year ended December 31, 2025 and the year ended December 31, 2024. For further details, please refer to the Audited Combined Carve-Out Financial Statements and related notes included elsewhere in this registration statement.

	For the year Ended December 31, 2024	For the year ended December 31, 2025
Net cash (used in)/provided by operating activities	$(674,009)	$2,320,716
Net cash (used in)/provided by investing activities	(1,542,396)	22,669,054
Net cash provided by/(used in) financing activities	2,216,411	(24,989,884)
Net increase/(decrease) in cash and cash equivalents	6	(114)

Operating Activities: Net cash provided by operating activities amounted to $2.3 million for the year ended December 31, 2025, consisting of net income of $0.02 million, non-cash adjustments related to depreciation and amortization of $3.3 million, a payment of dry-dock costs of $3.5 million, and a net decrease of $2.5 million in working capital which mainly derived from a decrease of $3.0 million of “Due from/to related party manager,” which in turn was mainly due to the sale of LPG Dream Syrax and LPG Dream Terrax. Net cash used in operating activities amounted to $0.7 million for the year ended December 31, 2024, consisting of a net loss of $0.03 million, non-cash adjustments related to depreciation and amortization of $3.7 million, and a net increase of $4.3 million in working capital which mainly derived from an increase of $4.8 million of “Due from/to related party manager,” comprising mainly higher amounts advanced to related party manager for expense payments during the year ended December 31, 2024, due to the advances related to scheduled drydocking activities to be performed in 2025. The $2.9 million increase in net cash of operating activities in the year ended December 31, 2025, as compared with the year ended December 31, 2024 reflects mainly the $7.8 million from the sales of LPG Dream Syrax and LPG Dream Terrax, which was recorded in “Due from related parties” in our Combined carve-out Balance Sheets, offset by the payments of dry-dock costs amounting to $3.5 million.
Investing Activities: Net cash provided by investing activities in the year ended December 31, 2025, amounted to $22.7 million which reflects the proceeds from the sales of LPG Dream Syrax and LPG Dream Terrax of $38.0 million, partially offset by $15.3 million of net funds transferred to the treasury manager of the Parent. Net cash used in investing activities in the year ended December 31, 2024, amounted to $1.5 million and relates to net funds transferred to the treasury manager of the Parent and payments of vessel improvement expenses.

Financing Activities: Net cash used in financing activities during the year ended December 31, 2025 amounted to $25.0 million and relates to a net decrease in net parent investment mainly due to the return of capital to the Parent for an aggregate amount of $26.3 million as a result of the sale of LPG Dream Syrax and LPG Dream Terrax, partially offset by $1.3 million of general and administrative expenses allocation as described in “—A. Operating results—Combined Results of Operations—Year ended December 31, 2025, as compared to the year ended December 31, 2024.” Net cash provided by financing activities during the year ended December 31, 2024 amounted to $2.2 million and relates to a net increase in net parent investment mainly due to the general and administrative expenses allocation.
Net cash contributions from the Parent to AI OKTO are accounted for through the ‘Net parent investment account’. Amounts due from the Parent mainly relate to funds transferred to the treasury manager of the Parent in order to facilitate the management of the AI OKTO Subsidiaries’ cash surpluses and organize more efficiently its expenditure payments. The abovementioned amounts are receivable by the Company on demand from the Parent’s cashflow.
Accordingly, none of the Parent’s cash, cash equivalents, or debt at the corporate level have been assigned to AI OKTO in the Combined Carve-Out Financial Statements.
C.	Research and Development, Patents and Licenses, etc.
Not applicable.
D.	Trend Information
Our results of operations depend primarily on the charter rates that we are able to realize. Charter hire rates paid for LPG carrier vessels are primarily a function of the underlying balance between vessel supply and demand as well as the developments in the global economy. For a discussion regarding the market performance, please see “—A. Operating Results-Hire Rates and the Cyclical Nature of the Industry.”
There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. That may have a material adverse effect on our future growth potential and our profitability.
Furthermore, the Company’s business could be adversely affected by the risks related to the conflict in Ukraine and the severe worsening of Russia’s relations with Western economies that has created significant uncertainty in global markets, including increased volatility in the prices of certain products which our vessels transport and shifts in the trading patterns for such products which may continue into the future. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. The instability in Venezuela and the outbreak of war in Iran, including restrictions on transit of ships through the Strait of Hormuz, has and may continue to disrupt the supply of energy products including oil, and shipping of LPG. These circumstances have initially led to an increase in the price of oil and led to an increase in the length of LPG voyages and sanctions have resulted in elimination of some vessels that are engaged in sanctioned activity from the available fleet. These factors resulted in fleet inefficiencies and support for LPG charter rates, which may not continue. Refer to “Item 3. Key Information—D. Risk Factors—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business” for further details.
We are currently unable to predict with reasonable certainty the potential effects of the ongoing conflict in Ukraine or the Middle East, including due to the attacks on vessels described above, on our future business, financial condition, cash flows, or operating results and these events could have a material adverse effect on any of the foregoing.
Furthermore, during 2024 and 2025, a number of economies worldwide experienced a slowdown in the rate of economic growth and some continued to observe inflationary pressures. For further information, see “Item 3. Key Information—D. Risk Factors—We are exposed to fluctuating demand, supply and prices for LPG products and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” In particular, inflation has proven stickier in parts of the global economy and above the inflation targets as set by the central banks in the United States of America, United Kingdom, and the Eurozone. Inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree. Interventions in the economy by central banks in response to inflationary pressures or tariffs imposed by the United States, and retaliatory tariffs from other nations, including China, may slow down economic activity, reducing demand for products we carry, and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows, and operating results.
E.	Critical Accounting Estimates
Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our significant accounting policies, please read “Item 18. Financial Statements” and more precisely Note 2 of the Combined Carve-Out Financial Statements included elsewhere in this registration statement.
Vessel Impairment
The Company reviews for impairment of its long-lived assets, held and used, whenever events or changes in circumstances (such as market conditions, obsolescence or damage to the asset, potential sales, and other business plans) indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.
The carrying values of our vessels may not represent their fair market value at any point in time, since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical.
Our estimates of basic market value assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for the vessels received from a third-party independent shipbroker. Vessel values are highly volatile. Accordingly, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.
We perform undiscounted cash flow tests, when necessary, as an impairment analysis, in which we make estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:
•	the charter revenues from existing time charters for the fixed fleet days;
•	the estimated vessel operating expenses and voyage expenses;
•	the estimated dry-docking expenditures;
•
an estimated gross daily charter rate for the unfixed days (based on the ten-year average of the historical one-year time charter rates available for each type of vessel) over the remaining economic life of each vessel, excluding estimated days of scheduled off-hires and net of estimated commissions;

•	the residual value of vessels;
•	commercial and technical management fees;
•	an estimated utilization rate; and
•	the remaining estimated lives of our vessels, consistent with those used in our depreciation calculations.
As of December 31, 2024 and 2025, the charter-free market value of our vessels exceeded their carrying value, thus, no undiscounted cash flow tests were deemed necessary to be performed for our vessels. Therefore, for the years ended December 31, 2024 and 2025, there was no impairment indication.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers following the Spin Off. Our Board currently consists of three directors. Our Board is divided into three classes of directors (Class A, Class B and Class C). Our Class A, Class B and Class C directors’ initial terms will expire at our first, second and third annual meeting of shareholders held after the Spin Off, respectively. Following the expiration of our directors’ initial terms, directors shall be elected annually on a staggered basis thereafter and each director will hold office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Concurrent with the Distribution, we appointed [•] as Class A director, [•] as Class B director and Mr. Petros Panagiotidis as Class C director. If the number of directors on our Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible. The business address of each of our directors and executive officers listed below is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

Name	Age	Position
Petros Panagiotidis	36	Chairman of the Board, Chief Executive Officer and Class C Director
[•]	[•]	Class B Director
[•]	[•]	Class A Director
Konstantinos Oikonomopoulos	40	Chief Financial Officer

Certain biographical information with respect to each of our directors and members of senior management listed above is set forth below.
For additional information regarding the retention and performance of our senior management, see “Item 3. Key Information—D. Risk Factors—We are dependent on our management and their ability to hire and retain key personnel and the ability of our Chief Executive Officer to devote sufficient time and attention to his role. In particular, we are dependent on the retention and performance of our Chairman and Chief Executive Officer, Petros Panagiotidis and our Chief Financial Officer, Konstantinos Oikonomopoulos.”
Petros Panagiotidis, Chairman, Chief Executive Officer and Class C Director
Petros Panagiotidis is the founder of the Company and he serves as our Chairman and Chief Executive Officer, being responsible for the implementation of our business strategy and the overall management of our affairs. Additionally, he has been holding the positions of Chairman and Chief Executive Officer of the Parent and Robin while he serves as Chairman and Chief Executive Officer of Castor, a company he founded in 2017. Before establishing Castor, the Parent, Robin and the Company, he gained extensive experience working in shipping and investment banking positions, with a focus on operations and corporate finance. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s degree in Management and Systems from New York University. In 2023, Mr. Panagiotidis received the Lloyd’s List Next Generation Shipping Award in recognition for his achievements within the maritime sector.
[•], Class B Director
[•]
[•], Class A Director
[•]

Konstantinos Oikonomopoulos, Chief Financial Officer
Mr. Oikonomopoulos serves as our Chief Financial Officer. He brings extensive experience in equity and debt capital markets, ship finance, asset backed and direct investments. Prior to joining the Company, he held senior executive positions in private and public shipping companies including as Chief Financial Officer and Chief Development Officer for Okeanis Eco Tankers (NYSE, OSE). Mr Oikonomopoulos also served as Investment Manager for institutional capital-backed Borealis Maritime Ltd in London, where he was involved in capital raising, asset management and direct investments within the shipping and offshore services sector. Mr. Oikonomopoulos holds a MEng degree in Electrical and Computer Engineering from the National Technical University of Athens, Greece and a M.Sc. degree in Shipping, Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London.
B.	Compensation
The services rendered by our Chairman and Chief Executive Officer, Petros Panagiotidis, are included in our Master Management Agreement (as defined below in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”) and we provide no separate compensation to him. For a full description, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. We pay our non-executive directors fees in the aggregate amount of $20,000 per annum, or $10,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Our Chairman and Chief Executive Officer, who also serves as our director, does not receive additional compensation for his service as director.
C.	Board Practices
Our Board currently consists of three directors who are elected annually on a staggered basis. Each director holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.
Our audit committee comprises our independent directors, [•] and [•]. Our Board has determined that the members of the audit committee meet the applicable independence requirements of the SEC and Nasdaq Rules. Our Board has determined that [•] is an “Audit Committee Financial Expert” under the SEC’s rules and the corporate governance rules of Nasdaq. The audit committee is responsible for our external financial reporting function as well as for selecting and meeting with our independent registered public accountants regarding, among other matters, audits and the adequacy of our accounting and control systems.
Officers are appointed from time to time by our Board and hold office until a successor is appointed.
D.	Employees
We have no employees. Our vessels are commercially and technically managed by Castor Ships, which may subcontract the technical management of our vessels. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services.”
E.	Share Ownership
With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of the holders of our Series A Preferred Shares and Series B Preferred Shares relative to the rights of holders of our common shares.
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
Based on information available to us, including information contained in public filings, there was one beneficial owner of 5% or more of our common shares as reported below. The following table sets forth certain information regarding the beneficial ownership of the common shares and the Series B Preferred Shares of all of our directors and officers immediately after the Spin Off.
The percentage of beneficial ownership is based on [•] common shares outstanding immediately following the completion of the Spin Off.

Name of Beneficial Owner	No. of Common Shares	Percentage
5% Beneficial Owners
Pani Corp(1)	[•]	[•]%
Executive Officers and Directors
[•]	[•]	[•]%
[•]	[•]	[•]%
Konstantinos Oikonomopoulos
All executive officers and directors as a group(2)	[•]	[•]%

*	Less than 1%.
(1)	Pani Corp. is a corporation organized under the laws of the Republic of Liberia. Pani is controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis.
The [•] common shares represent [•]% of common shares outstanding and, as of [•], 2026. Mr. Panagiotidis also beneficially owns through Pelagos 40,000 of our Series B Preferred Shares representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares. For further information regarding the Series B Preferred Shares, refer to “Item 10. Additional Information—B. Memorandum and Articles of Association.” Mr. Panagiotidis therefore beneficially owns [•]% of our total outstanding share capital and controls [•]% of the aggregate voting power of our total issued and outstanding share capital.
(2)	Excluding Petros Panagiotidis, none of the directors and executive officers individually, nor taken as a group, hold more than 1% of the outstanding common shares.
All of our common shareholders are entitled to one vote for each common share held. As of [•], 2026 there were [•] holders of record of the Parent’s common shares, [•] of which have a U.S. mailing address, and who are expected to receive our common shares in the Distribution. One of these holders is CEDE & Co., a nominee company for The Depository Trust Company, which held approximately [•]% of the Parent’s outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.
B.	Related Party Transactions
From time to time, we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. Related party transactions will be subject to review and approval by a special committee composed solely of independent and disinterested members of our Board.
Management, Commercial and Administrative Services
Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer under a master management agreement entered into between AI OKTO, AI OKTO Subsidiaries and Castor Ships, with effect as of the date of the Distribution (the “Master Management Agreement”). The following is a summary of the Master Management Agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this registration statement.
Castor Ships manages our business overall and provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships shall generally not be liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined in “Item 4. Information on the Company—B. Business Overview—Management of our Business”). Notwithstanding the foregoing, Castor Ships shall in no circumstances be responsible for the actions of the crews of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Master Management Agreement, our ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).
In exchange for these services, Castor Ships charges and collects (i) the Flat Management Fee in the amount of $0.2 million for the management and administration of our business, (ii) a daily fee of $1,100 per vessel for the provision of ship management services under separate ship management agreements entered into by our ship-owning subsidiaries, (iii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third party broker(s) involved in the trading of our vessels on all gross income received by our ship-owning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (iv) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt) or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities (including equity, debt and loan instruments), and (v) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof. Castor Ships may also be reimbursed for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to our vessels.
The Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Master Management Agreement is terminated by us or is terminated by Castor Ships due to a material breach of its provisions by us or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of our assets or changes in key personnel such as our current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Ship Management Agreement.
Castor Ships may choose to subcontract some of its provided services to other parties at its discretion. Castor Ships pays, at its own expense, the other management companies a fee for such services, without burdening us with any additional cost. As of the date of this registration statement, Castor Ships has subcontracted the technical management of all of our vessels to a third-party ship-management company.
Contribution and Spin Off Distribution Agreement
The following description of the Contribution and Spin Off Distribution Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the Contribution and Spin Off Distribution Agreement, which is included as an exhibit to this registration statement and incorporated by reference into this registration statement. Prior to our separation from the Parent, the terms of the transactions which are the subject of the Contribution and Spin Off Distribution Agreement, including the issuance of Series B Shares in the Spin Off, our entry into the Master Management Agreement with Castor Ships, and our governance arrangements, were negotiated and approved by the Special Committee and further approved by the independent and disinterested members of the board of directors of the Parent, based on the recommendation of the Special Committee. The Spin Off was approved in order for the Company, holding the Parent’s LPG carrier segment and implementing an AI-driven strategy, and the Parent, holding its tanker segment, to operate as separate “pure play” companies in distinct shipping sectors. The independent and disinterested members of the board of directors of the Parent, based on the recommendation of the Special Committee, approved the terms of the proposed Spin Off transactions which are the subject of the Contribution and Spin Off Distribution Agreement in order to maintain materially the same corporate structure as the Parent and the economic rights of the Parent’s shareholders prior to the Spin Off and as required by the terms of the Series B Preferred Shares of the Parent in connection with a transaction such as the Spin Off, and to provide management arrangements under the Master Management Agreement in substantially the same form and substance as the Parent’s master management agreement for its vessels.
We have entered into the Contribution and Spin Off Distribution Agreement with the Parent, pursuant to which (i) the Parent will, prior to the Distribution Date, contribute the AI OKTO Subsidiaries to us in exchange for all our issued and outstanding common shares, the issue of [•] Series A Preferred Shares and the issue of 40,000 Series B Preferred Shares to Pelagos against payment of their nominal value and (ii) the Parent will indemnify us and the AI OKTO Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries it retains after the Distribution Date and we will indemnify the Parent for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to us or the AI OKTO Subsidiaries. The Contribution and Spin Off Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and the Parent and its subsidiaries.
Under the Contribution and Spin Off Distribution Agreement, the Parent will distribute all of our outstanding common shares to holders of its common stock, with one of our common shares being distributed for every [•] shares of the Parent’s common stock held by the Parent stockholders as of the Record Date.
Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and the Parent and its subsidiaries, on the other hand, will terminate as of the Distribution Date. None of these arrangements and commitments is deemed material to the Company. In particular, the AI OKTO Subsidiaries will cease to be parties to the master management agreement among the Parent, its subsidiaries and Castor Ships that is currently in effect and will enter into the Master Management Agreement with AI OKTO and Castor Ships described above. The AI OKTO Subsidiaries will also cease to be party to certain Custodial and Cash Pooling Deeds entered into individually by each of the AI OKTO Subsidiaries and Toro RBX Corp. that are currently in effect and will enter into substantively similar cash management and custodial arrangements with a new treasury subsidiary. Under the Contribution and Spin Off Distribution Agreement, we will also reimburse the Parent for transaction expenses incurred in connection with the Spin Off, such as advisor and filing fees.
Vessel disposals
On July 10, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025.
On September 16, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025.
The terms of the transactions were approved by the board of directors of the Parent and Robin at the recommendation of their respective special committees of disinterested and independent directors and were supported by independent valuations.
C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Combined Carve-out Statements and other Financial Information
Please see “Item 18. Financial Statements.”
Legal Proceedings
To our knowledge, we are not currently a party to any legal proceedings that, if adversely determined, would have a material adverse effect on our financial condition, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. We are, and from time to time in the future may be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Dividend Policy
We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends on our common shares at all, and our ability to pay dividends will be subject to the limitations set forth below and under “Item 3. Key Information—D. Risk Factors—Risks Relating to our Common Shares—We do not have a declared dividend policy and our Board may never declare dividends on our common shares.”
We do not have a declared dividend policy. Under our Bylaws, our Board may declare and pay dividends in cash, stock or other property of the Company. Any dividends declared will be in the sole discretion of our Board and will depend upon factors such as earnings, increased cash needs and expenses, restrictions in any of our agreements (including our current and future credit facilities), overall market conditions, current capital expenditure programs and investment opportunities, and the provisions of Marshall Islands law affecting the payment of distributions to shareholders (as described below), and will be subject to the priority of our Series A Preferred Shares. The foregoing is not an exhaustive list of factors which may impact the payment of dividends. Should we declare and pay dividends, we may use our current transfer agent, or any other transfer agents, as our dividend paying agent.
Dividends on our Series A Preferred Shares accrue and are non-cumulative and are payable quarterly, assuming dividends have been declared by our Board or any authorized committee thereof out of legally available funds for such purpose. The dividend rate for the Series A Preferred Shares will be 1.00% per annum of the stated amount of $5.00 per share, payable in cash, or at our election, PIK Shares for each outstanding Series A Preferred Share equal to 1.00% divided by the stated amount of $5.00 per share for each Series A Preferred Share. If at any time less than one third of the Series A Preferred Shares remain outstanding, we may convert, at the applicable conversion price or redeem the Series A Preferred Shares, in whole or in part, at a redemption price of $5.00 per share plus an amount equal to dividends that have accrued but have not been paid for the then-current Dividend Period.
In the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. Such preferred shares will have at least substantially identical rights and preferences to our Series B Preferred Shares and will be issued pro rata to holder(s) of the Series B Preferred Shares. The Series B Preferred Shares have no other dividend or distribution rights.
See “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed descriptions of the Series A Preferred Shares and Series B Preferred Shares.
Marshall Islands law provides that we may pay dividends on and redeem any shares of capital stock only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law, we may not pay dividends on or redeem any shares of capital stock if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.
Any dividends paid by us may be treated as ordinary income to a U.S. shareholder. Please see the section entitled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders-Distributions on Common Shares” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.

We have not paid any dividends to our shareholders as of the date of this registration statement.
B.	Significant Changes
There have been no significant changes since the date of the Combined Carve-Out Financial Statements included in this registration statement, other than those described in Note 12 of such Combined Carve-Out Financial Statements.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details
There is currently no existing public trading market for our common shares. We have applied to list our common shares and associated Preferred Share Purchase Rights under the Rights Agreement on the Nasdaq Capital Market under the symbol “AIOK.”
The Parent will distribute all [•] of our common shares, par value $0.001 per share, on the Distribution Date by the declaration and issuance of a pro rata distribution to holders of the Parent’s common shares as of the Record Date. The Spin Off is conditioned on, among other things, the approval of the Parent’s board of directors and obtaining various regulatory and third-party consents and approvals, including the approval of our request for our common shares to be listed on the Nasdaq Capital Market and the effectiveness of this registration statement.
B.	Plan of Distribution
Not applicable.
C.	Markets
Please see “—A. Offer and Listing Details.”
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
See “—Additional Information—B. Memorandum and Articles of Association” for a summary description of our capital stock and the material terms of our Articles of Incorporation and Bylaws. For more complete information, you should read our Articles of Incorporation and our Bylaws, as amended, and the statements of designation for our capital stock, copies of which are filed as exhibits to this registration statement and are incorporated herein by reference. Unless the context otherwise requires, in this “Item 10. Additional Information,” references to the “Company” are to AI OKTO excluding the LPG-owning subsidiaries that will be subsidiaries of AI OKTO after the Distribution.
B.	Memorandum and Articles of Association
Articles of Incorporation and Bylaws
The following is a description of material terms of our Articles of Incorporation and Bylaws. Because this description is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Articles of Incorporation and our Bylaws, as amended, copies of which are filed as exhibits to this registration statement and are incorporated herein by reference.
Under the BCA, any amendment to our Articles of Incorporation to alter our capital structure requires approval by an affirmative majority of the voting power of the total number of shares issued and outstanding and entitled to vote thereon, unless our Articles of Incorporation or the BCA require a greater vote. Shareholders of any series or class of shares are entitled to vote upon any proposed amendment, whether or not entitled to vote thereon by the Articles of Incorporation, if such amendment would (i) increase or decrease the par value of the shares of such series or class, or (ii) alter or change the powers, preferences or special rights of the shares of such series or class so as to adversely affect them. Such class vote would be conducted in addition to the vote of all shares entitled to vote upon the amendment and requires approval by an affirmative majority of the voting power of the affected series or class.

Our Articles of Incorporation and Bylaws provide no limitations on the rights to own securities.
Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Articles of Incorporation and Bylaws, as amended, do not impose any limitations on the ownership rights of our shareholders.
Shareholders’ Meetings
The time and place of our annual meeting of shareholders is determined by our Board. We expect that our first annual meeting of shareholders will be held on [ ]. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes permitted under applicable law (i) at any time by the Chairman, Chief Executive Officer or President of the Company or a majority of our Board and (ii) by shareholders holding more than 50% of the voting rights in the Company. No other person or persons are permitted to call a special meeting, unless otherwise prescribed by law. The Board may fix a record date of not more than sixty (60) nor less than fifteen (15) days prior to the date of any meeting of shareholders.
Authorized Capitalization
Under our Articles of Incorporation, our authorized capital stock consists of 3,900,000,000 common shares, par value $0.001 per share, of which [•] common shares will be issued and outstanding immediately following completion of the Spin Off, and 100,000,000 preferred shares, par value $0.001 per share, of which [•] Series A Preferred Shares and 40,000 Series B  Preferred Shares will be issued and outstanding and no Series C Participating Preferred Shares will be authorized in each case as of the Distribution Date. Authorization for the issuance of Series C Participating Preferred Shares in connection with our Rights Agreement is valid until the expiry of such agreement. See “—Shareholder-Protection Rights Agreement” for additional details.
On [•], 2026, the Parent, in its capacity as our sole shareholder, authorized our Board to effect one or more reverse stock splits of our common shares issued and outstanding at the time of the reverse stock split at a cumulative exchange ratio of between [•] and [•] shares. Our Board may determine, in its sole discretion, whether to implement any reverse stock split by filing an amendment to our Articles of Incorporation, as well as the specific timing and ratio, within such approved range of ratios; provided that any such reverse stock split or splits are implemented prior to the Company’s annual meeting of shareholders in [   ]. This authorization was intended to provide us the means to maintain compliance with the continued listing requirements of Nasdaq, and in particular the minimum bid price requirement, if required, as well as to realize certain beneficial effects of a higher trading price for our common shares, including the ability to appeal to certain investors and potentially increased trading liquidity under appropriate circumstances.
Description of the Common Shares
Holders of common shares do not have conversion, sinking fund, redemption or pre-emptive rights to subscribe to any of our securities. There are no restrictions under Marshall Islands law on the transferability of our common shares. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares issued in connection with the Spin Off or which we may issue in the future.
Our common shares have the following characteristics:
•
Voting Rights. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Our directors are elected by a plurality of the votes cast by shareholders entitled to vote and serve for three-year terms. There is no provision for cumulative voting. Our common shares and Series B Preferred Shares vote together as a single class on most matters submitted to a vote of shareholders of the Company, though our Articles of Incorporation provide for a separate vote of the Series B Preferred Shares for certain matters adversely impacting the rights and preferences of such shares. The Series B Preferred Shares have 100,000 votes per share and currently have a controlling vote over all matters put to a vote of the Company’s shareholders on which they are entitled to vote together with the common shares as a single class.

•
Dividend Rights. Subject to the preferences applicable to any outstanding preferred shares, including the Series A Preferred Shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board out of funds legally available for dividends.

•
Liquidation Rights. Upon our dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment in full of all amounts required to be paid to creditors and holders of preferred shares having liquidation preferences, including the Series A Preferred Shares, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution.

•
Limitations on Ownership. Under Marshall Islands law generally and our Articles of Incorporation, there are no limitations on the right of persons who are not citizens or residents of the Marshall Islands to hold or vote our common shares.

Preferred Shares
Our Articles of Incorporation authorize our Board to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Description of the Series A Preferred Shares
The number of designated Series A Preferred Shares initially is [•] and the “stated amount” per Series A Preferred Share is $5.00. We have issued all Series A Preferred Shares to the Parent. The Series A Preferred Shares have the following characteristics:
•
Dividends. Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by our Board, but only out of funds legally available therefor, non-cumulative cash dividends at the Annual Rate and no more, or, at our election, a number of PIK Shares for each outstanding Series A Preferred Share equal to the Annual Rate divided by the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October respectively, in each year, beginning on [•] 15, 2026 (each, a “Dividend Payment Date”), with respect to the Dividend Period ending on the day preceding such respective Dividend Payment Date, to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 days preceding such Dividend Payment Date fixed for that purpose by our Board (or a duly authorized committee of our Board) in advance of payment of each particular dividend. The amount of the dividend per Series A Preferred Share for each Dividend Period will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

“Annual Rate” means 1.00% per annum of the stated amount.
“Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of the Series A Preferred Shares shall commence on (and include) the Issue Date.
“Issue Date” means the Distribution Date.
•
Ranking. With respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding up, the Series A Preferred shares will rank (i) senior to our common shares, the Series B Preferred Shares and any class or series of our stock that ranks junior to the Series A Preferred Shares in the payment of dividends or in the distribution of assets upon our liquidation, dissolution or winding up (together with our common stock, “Junior Stock”); (ii) senior to or on a parity with the Series C Preferred Shares and each other series of our preferred shares we may issue with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding up of the Company; and (iii) junior to all existing and future indebtedness and other non-equity claims on us.

•
Redemption. The Series A Preferred Shares are perpetual and have no maturity date. We may, at our option, at any time less than one third of the Series A Preferred Shares issued on the Issue Date remain outstanding, redeem the Series A Preferred Shares in whole or in part, at a cash redemption price equal to the stated amount, together with an amount equal to dividends that have accrued but have not been paid for the then-current

Dividend Period to, but excluding, the redemption date. Furthermore, we may, at our option, at any time less than one third of the Series A Preferred Shares issued on the Issue Date remain outstanding, redeem the Series A Preferred Shares in whole or in part, in exchange for Units based on the applicable Conversion Price.
•
Conversion Rights. The Series A Preferred Shares are convertible, in whole or in part but not in an amount of less than 150,000 Series A Preferred Shares, at their holder’s option, to Units, at any time and from time to time from and after the third anniversary of the Issue Date. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the VWAP of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The number of Units to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus dividends that have accrued but have not been paid for the then-current Dividend Period thereon on the date on which the conversion notice is delivered, divided by (ii) the Conversion Price. No fractional Units will be issued upon conversion. In lieu of any fractional Units, we will pay cash equal to the applicable fractional interest multiplied by the Conversion Price. The Series A Preferred Shares are also convertible, in whole or in part, at their holder’s option, to Units upon the occurrence of a change in control event (as defined in the Statement of Designation of the Series A Preferred Shares). The Series A Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

•
Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of our assets may be made to or set aside for the holders of any Junior Stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share ($5.00), together with an amount equal to dividends that have accrued but have not been paid for the then-current Dividend Period to the date of payment (the “Liquidation Preference”). If the Liquidation Preference has been paid in full to all holders of Series A Preferred Shares and all holders of any class or series of our stock that ranks on a parity with Series A Preferred Shares in the distribution of assets on liquidation, dissolution or winding up of the Company, the holders of Junior Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

•	Voting Rights. Except as indicated below or otherwise required by law, the holders of the Series A Preferred Shares will not have any voting rights.
•
Right to Elect Directors on Nonpayment of Dividends. If and whenever dividends payable on Series A Preferred Shares or any class or series of our stock that ranks on a parity with the Series A Preferred Shares in the payment of dividends (“Dividend Parity Stock”) having voting rights equivalent to those described in this paragraph (“Voting Parity Stock”) have not been declared and paid (or, in the case of Series A Preferred Shares and Voting Parity Stock bearing dividends on a non-cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least eight consecutive quarterly Dividend Periods or their equivalent (a “Nonpayment Event”), the number of directors then constituting our Board shall be automatically increased by (i) one, if at such time our Board consists of eight or fewer directors or (ii) two, if at such time our Board consists of nine or more directors, and the holders of Series A Preferred Shares, together with the holders of any outstanding Voting Parity Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective stated amounts, shall be entitled to elect the additional director or two directors, as the case may be (the “Preferred Share Directors”); provided that our Board shall at no time include more than two Preferred Share Directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred shares are entitled to elect pursuant to like voting rights). Whenever full dividends have been paid regularly on the Series A Preferred Shares and any Voting Parity Stock, if any, for the equivalent of at least two consecutive quarterly Dividend Periods, after a Nonpayment event occurred, then the right of the holders of the Series A Preferred Shares to elect the Preferred Share Directors will cease (but subject always to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods) and the terms of office of the Preferred Share Directors will immediately terminate, and the number of directors constituting our Board will be reduced accordingly. Any Preferred Share Director may be removed at any time without cause by the holders of record of a majority of the outstanding Series A Preferred Shares and

Voting Parity Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective stated amounts). The Preferred Share Directors shall each be entitled to one vote per director on any matter that shall come before our Board for a vote.
•
Other Voting Rights. So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, the affirmative vote or consent, given in person or by proxy, either in writing without a meeting or at any meeting called for such purpose, of the holders of a majority of the votes cast of the Series A Preferred Shares at the time outstanding, voting as a single class, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of Dividend Parity Stock if the dividends on all outstanding Series A Preferred Shares that have accrued but have not been paid for the then-current Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to the Series A Shares in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

The foregoing voting rights do not apply in connection with the creation or issuance of Series C Participating Preferred Shares of the Company substantially in the form approved by our Board in connection with the Shareholder Protection Rights Agreement.
•
No Preemptive Rights; No Sinking Fund. Holders of the Series A Preferred Shares do not have any preemptive rights. The Series A Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

•	Transferability. The Series A Preferred Shares will not be transferable without the prior approval of our Board of Directors.
Description of the Series B Preferred Shares
In connection with the Spin Off, we will issue all of our 40,000 authorized Series B Preferred Shares to Pelagos. Pelagos is a company controlled by Petros Panagiotidis, our Chairman and Chief Executive Officer and the Parent’s Chairman and Chief Executive Officer. As a result, we are controlled by Pelagos and it may be more difficult to effect a change of control of us.
The Series B Preferred Shares have the following characteristics:
•	Conversion. The Series B Preferred Shares are not convertible into common shares.
•
Distributions. In the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. Such preferred shares will have at least substantially identical rights and preferences to our Series B Preferred Shares and be issued in an equivalent number to our Series B Preferred Shares. The Series B Preferred Shares have no other dividend or distribution rights.

•
Voting. Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustment to maintain a substantially identical voting interest following the (i) creation or issuance of a new series of shares of the Company carrying more than one vote per share to be issued to any person other than holders of the Series B Preferred Shares, except for the creation (but not the issuance) of Series C Participating Preferred Shares substantially in the form approved by our Board and included as an exhibit to this registration statement, without the prior affirmative vote of a majority of votes cast by the holders of the Series B Preferred Shares or (ii) issuance or approval of common shares pursuant to and in accordance with the Shareholder Protection Rights Agreement. The Series B Preferred Shares vote together with common shares as a single class, except that the Series B Preferred Shares vote separately as a class on amendments to the Articles of Incorporation that would materially alter or change the powers, preference or special rights of the Series B Preferred Shares.
•
Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as and rank pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

Description of the Series C Participating Preferred Shares
As of the date of this registration statement, no Series C Participating Preferred Shares were authorized in connection with our Rights Agreement (as defined below). See “Item 10. Additional Information—B. Memorandum and Articles of Association—Shareholder Protection Rights Agreement.” If issued, the Series C Participating Preferred Shares will, among other things:
•	not be redeemable;
•
entitle holders to dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on our common shares; and

•	entitle holders to 1,000 votes per Series C Participating Preferred Share on all matters submitted to a vote of the shareholders of the Company.
Each one one-thousandth of a Series C Participating Preferred Share issued in connection with the Rights Agreement should approximate the value of one common share.
Shareholder Protection Rights Agreement
On the Distribution Date, our Board will declare a dividend of one preferred share purchase right (a “Right” or the “Rights”), for each outstanding common share and adopt a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) to be entered into between the Company and Broadridge Corporate Issuer Solutions, LLC, as rights agent (the “Rights Agent”). Each Right trades with, and is inseparable from, our common shares, entitles the holder to purchase from the Company, for $22.00, one common share (or one one-thousandth of a share of Series C Participating Preferred Shares) and will become exercisable following the earlier of (i) the tenth business day (or other date designated by resolution of the Board) after any person other than our Chairman and Chief Executive Officer, Petros Panagiotidis, or Mr. Panagiotidis’ controlled affiliates commences a tender offer that would result in such person becoming the beneficial owner of a total of 15% or more of the common shares or (ii) the date of the “Flip-in” Trigger, as defined below. For additional details, see the Rights Agreement included as an exhibit to this registration statement.
The rights plan adopted under the Rights Agreement and the Rights have the following characteristics:
•
Distribution and Transfer of the Rights. Our Board will declare a dividend of one Right for each share of our common shares outstanding. Prior to the Separation Time referred to below, the Rights would be evidenced by and trade with our common shares and would not be exercisable. After the Separation Time, we would cause the Rights Agent to mail Rights certificates to shareholders and the Rights would trade independent of the common shares. New Rights will accompany any new common shares of the Company issued after the Distribution until the Separation Time.

•
Separation Time. Rights would separate from our common shares and become exercisable following the earlier of (i) the tenth (10) business day (or other date designated by resolution of the Board) after any person (other than Mr. Panagiotidis or his controlled affiliates) commences a tender offer that would result in such person becoming the beneficial owner of a total of 15% or more of the common shares or (ii) the date of the “Flip-in” Trigger.

•
Exercise of the Rights. On or after the Separation Time, each Right would initially entitle the holder to purchase, for $22.00 (the “Exercise Price”), one common share (or one one-thousandth of a share of Series C Participating Preferred Shares, such portion of a Series C Participating Preferred Share being designed to give the shareholder approximately the same dividend, voting and liquidation rights as would one common share). Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

•
“Flip-in” Trigger. Upon public announcement by the Company that any person other than Mr. Panagiotidis or his controlled affiliates (an “Acquiring Person”) has acquired 15% or more of our outstanding common shares:

•	Rights owned by the Acquiring Person or transferees thereof would automatically be void; and
•
each other Right will automatically become a right to buy, for the Exercise Price, that number of common shares of the Company (or equivalent fractional shares of Series C Participating Preferred Shares) having a market value of twice the Exercise Price.

•
“Flip-over” Trigger. After an Acquiring Person has become such, (i) the Company may not consolidate or merge with any person, if the Company’s Board is controlled by the Acquiring Person or the Acquiring Person is the beneficial owner of 50% or more of the outstanding shares of our common shares, and the transaction is with the Acquiring Person or its affiliate or associate or the shares owned by the Acquiring Person are treated differently from those of other shareholders, and (ii) the Company may not sell 50% or more of its assets if the Company’s Board is controlled by the Acquiring Person unless in either case proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of common shares of such other person having a market value of twice the Exercise Price.

•	Redemption. The Rights may be redeemed by the Board, at any time until a “Flip-in” Trigger has occurred, at a redemption price of $0.001 per Right.
•
Power to Amend. Our Board may amend the Rights Agreement in any respect until a “Flip-in” Trigger has occurred. Thereafter, our Board may amend the Rights Agreement in any respect not materially adverse to Rights holders generally.

•	Expiration. The Rights will expire on the tenth anniversary of the Distribution Date.
Furthermore, if any person (other than Mr. Panagiotidis or his controlled affiliates) acquires between 15% and 50% of our outstanding common shares, the Board may, in lieu of allowing Rights to be exercised, require each outstanding Right to be exchanged for one common share of the Company (or one one-thousandth of a share of Series C  Participating Preferred Shares). The Board may enter into a trust agreement pursuant to which the Company would deposit into a trust its common shares that would be distributable to shareholders (excluding the Acquiring Person) in the event this exchange option is implemented.
Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Exchange Act, as amended, are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
The Rights Agreement “grandfathers” the current level of ownership of persons who, prior to the date of the Rights Agreement, beneficially owned 15% or more of our outstanding common shares, so long as they do not purchase additional shares in excess of certain limitations. Such provisions also “grandfather” our Chairman and Chief Executive Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
The foregoing description of the Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the Rights Agreement, which is included as an exhibit to this registration statement.
Listing and Markets
We have applied to have our common shares and associated Preferred Share Purchase Rights under the Rights Agreement listed on the Nasdaq Capital Market under the ticker symbol “AIOK.”
Transfer Agent
The registrar and transfer agent for our common shares is Broadridge Corporate Issuer Solutions, LLC.
Exclusive Forum
Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine and that the United States District Court for the Southern District of New York shall be the sole and exclusive forum for any claim arising under the Securities Act or Exchange Act. If the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it by our exclusive forum provisions, any other federal district court of the United States may hear such claims. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company, shall be deemed to have notice of and consented to this exclusive forum provision.
The exclusive forum provision in our Bylaws will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws
Several provisions of our Articles of Incorporation and Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors. See “Item 3. Key Information—D. Risk Factors—We are subject to certain anti-takeover provisions that could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board, and could adversely affect the market price of our common shares.”
Certain Marshall Islands Company Law Considerations
Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides, for non-resident corporations like us, that its provisions are to be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states of the United States of America with substantially similar legislative provisions (and adopts their case law to the extent they do not conflict with the BCA), there have been few court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. As a result, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. Furthermore, the Marshall Islands lacks a bankruptcy statute, and in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving the Company, the bankruptcy laws of the United States or of another country having jurisdiction over the Company would apply. The following table provides a comparison between the statutory provisions of the BCA and the General Corporation Law of the State of Delaware relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a place as designated in the bylaws. An annual meeting of shareholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws.
May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.
Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail or electronic transmission not less than 15 nor more than 60 days before the date of the meeting. If sent by electronic transmission, notice given shall be deemed given when directed to a number or electronic mail address at which the shareholder has consented to receive notice.
Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Shareholders’ Voting Rights

Unless otherwise provided in the articles of incorporation, any action required by the BCA to be taken at a meeting of shareholders or any action which may be taken at a meeting of the shareholders may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any shareholder entitled to vote may authorize another person to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation or the bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting,	When a quorum is once present to organize a meeting,

Marshall Islands	Delaware
it is not broken by the subsequent withdrawal of any shareholders.	it is not broken by the subsequent withdrawal of any shareholders.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Directors
Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

If the board of directors is authorized by the bylaws to change the number of directors, it can only do so by a majority of the entire board of directors. No decrease in the number shortens the term of any incumbent director.

Marshall Islands	Delaware
Removal:	Removal:

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

Any or all of the directors may be removed for cause by vote of the shareholders. The articles of incorporation or the specific provisions of a bylaw may provide for such removal by action of the board, except in the case of any director elected by cumulative voting, or by the holders of the shares of any class or series when so entitled by the provisions of the articles of incorporation.

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Merger or Consolidation

Any two or more domestic corporations may merge into a single corporation if approved by the boards of the participating corporations and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting of each constituent corporation.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale or exchange of all or substantially all of the property and assets not made in the usual and regular course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and to vote at

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.

Marshall Islands	Delaware

the meeting of the shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all property and assets not made in the usual course of business, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote in favor of or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

 •
alters or abolishes any preferential right of any outstanding shares having preference; or

 •
creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or

 •
alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

 •
excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort. Such action in the Marshall Islands shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.

Reasonable expenses including attorneys’ fees may be awarded by a Marshall Islands court if the action is successful.

In any action in the Marshall Islands, a corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the stock has a value of $50,000 or less.

In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

C.	Material Contracts
We refer you to “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of certain material contracts to which we are a party as of the date of this registration statement, which are also attached as exhibits to this registration statement.
D.	Exchange Controls
The Marshall Islands impose no exchange controls on non-resident corporations.
E.	Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our common shares, as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, (“Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, such as dealers in securities or commodities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, persons that purchase or sell common shares as part of a wash sale for tax purposes, persons liable for the alternative minimum tax or the “base erosion and anti-abuse” tax, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement,” and investors that own, actually or under applicable constructive ownership rules, 10% or more (by vote or value) of our shares. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisers concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders, and holders of our common shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common shares.
U.S. Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to collectively as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income” or USSGTI.
Shipping income attributable to transportation that both begins and ends in the United States is U.S. source income. We are not permitted by law to engage in such transportation and thus do not expect to earn income that is considered to be 100% derived from sources within the United States.
Shipping income attributable to transportation between non-U.S. ports is considered to be derived from sources outside the United States. Such income is not subject to U.S. federal income tax.

If not exempt from tax under Section 883 of the Code, our USSGTI would be subject to a tax of 4% without allowance for any deductions (“the 4% tax”) as described below.
Exemption of Operating Income from U.S. Federal Income Taxation
Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% tax on our USSGTI if:
1.	we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States; and
2.	either
a)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual is a “qualified shareholder” and collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

b)
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly Traded Test.”

The Marshall Islands, the jurisdiction in which we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from the 4% on our USSGTI if we meet either the 50% Ownership Test or the Publicly Traded Test.
50% Ownership Test
In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations).
We earned no USSGTI in 2025. Based on our current ownership, we expect to satisfy the ownership, substantiation and reporting requirements to claim the benefits of the 50% Ownership Test. Therefore, absent a change in circumstances, we currently expect to take the position that we will be exempt from U.S. federal income tax on any USSGTI earned during our 2026 taxable year. However, there can be no assurance that we will satisfy the requirements of the 50% Ownership Test in the current or future taxable years. Furthermore, the substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test. Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.
Publicly Traded Test
In order to satisfy the Publicly Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation must be “primarily and regularly traded on an established securities market in the U.S. or in a qualified foreign country.” To be “primarily traded” on an established securities market, the number of shares of each class of our stock that are traded during any taxable year on all established securities markets in the country where they are listed must exceed the number of shares in each such class that are traded during that year on established securities markets in any other country. Our common shares, which will be traded on the Nasdaq Capital Market, are expected to meet the test of being “primarily traded.”
To be “regularly traded” one or more classes of our stock representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock that is listed must be listed on an established securities market (“the vote and value” test) and meet certain other requirements. Our common shares will be listed on the Nasdaq Capital Market, but do not represent more than 50% of the voting power of all classes of stock entitled to vote. Our Series B Preferred Shares, which have super voting rights and have voting control but are not entitled to dividends, will not be listed.
Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of the outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the outstanding stock, which we refer to as the “5% Override Rule.” When more than 50% of the shares are owned by 5% shareholders, then we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of stock are a sufficient number of shares in that block to “prevent nonqualified shareholders in the closely held block from owning 50 percent or more of the stock.”
Based on our current ownership structure, we expect that we will not satisfy the Publicly Traded Test.
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 of the Code are unavailable, our USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments.
USSGTI would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all our USSGTI is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor do we intend to have or permit circumstances that would result in us having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our USSGTI will be “effectively connected” with the conduct of a U.S. trade or business or will otherwise not be subject to U.S. federal income taxation.
U.S. Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code, we do not expect to be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has in place an election to be treated as a United States person for U.S. federal income tax purposes.
If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax adviser.
No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders.
U.S. Federal Income Tax Treatment of the Distribution
Generally, a distribution of property, such as our common shares, by a corporation (such as the Parent) is taxable for U.S. federal income tax purposes to both the distributing corporation and its shareholders as described below. However, under Section 368(a)(1)(D) and Section 355 of the Code, a corporation may undergo a corporate division, by contributing an existing line of business to a controlled corporation and then distribute stock of such controlled corporation to the shareholders of the distributing corporation on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the active conduct of a trade or business for the prior five years and certain other complex requirements are met. Although the matter is not entirely clear, we do not expect that the Distribution will satisfy the requirements imposed by Section 355 of the Code and therefore we do not expect that the Distribution will be treated as a tax-free corporate division for U.S. federal income tax purposes.
U.S. Holders that receive our common shares in the Distribution (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated as receiving a distribution from the Parent. The fair market value of our common shares distributed (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated as a dividend to the extent of the Parent’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the Distribution represents a distribution in excess of such current or accumulated earnings and profits, for a U.S. Holder of the Parent’s common shares, the fair market value of our common shares distributed (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its Parent common shares on a dollar-for-dollar basis. Once such U.S. Holder’s tax basis in its Parent common shares is reduced to zero, any remaining amount of the Distribution would be treated as capital gain to such U.S. Holder. Because the Parent is not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive from the Parent. In addition, U.S. Holders’ basis in our common shares received in the Distribution will equal the fair market value of such shares as of the date of the Distribution. Such U.S. Holders will generally also begin a new holding period with respect to our common shares received in such a distribution as of the day after the Distribution.
Distributions on common shares
Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
If you are a U.S. Holder of our common shares who is an individual, trust or estate (in all cases, a “U.S. Individual Holder”), dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains. Dividends paid with respect to our common shares generally will be treated as qualified dividend income provided that (a) you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date,(b) you are not under an obligation to make related payments with respect to positions in substantially similar or related property, (c) in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States and (d) we were not, in the year prior to the year the distribution is made, and are not, in the year that the distribution is made, a PFIC. Our common shares will be listed on the Nasdaq Capital Market, and as described below, we do not expect to be a PFIC.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in our stock with respect to which the dividend was paid or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in our stock with respect to which the dividend was paid. If we pay an “extraordinary dividend” on our common shares that is treated as qualified dividend income (as discussed above), any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend regardless of such holder’s holding period in such share.
Sale, Exchange or other Disposition of Common Shares
Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either (1) at least 75% of our gross income for such taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of passive income. (“passive assets”). Furthermore, pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year in which the corporation has gross income (the “start-up year”) if (i) no predecessor of the corporation was a PFIC; (ii) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (iii) the corporation is not in fact a PFIC for either of those years.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC, and such vessel will be treated as an asset which produces or is held to produce of “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time-chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.” For purposes of the PFIC asset test described above, cash generally is considered to be a passive asset.
We believe that AI OKTO CORP. was not a PFIC for its 2025 taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, particularly the vessels, should not constitute passive assets for purposes of determining whether we were a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position.
With respect to our 2026 taxable year, we currently expect that even if at least 50% of the average value of our assets will be treated as passive assets, we will qualify for the “start-up exception” described above, in which case we would not be a PFIC for our 2026 taxable year. For purposes of the start-up exception, we expect to take the position that: (i) 2026 will be the start-up year because we expect it will be the first year in which we earn gross income; (ii) no predecessor of us was a PFIC, (iii) we can satisfy the IRS that we will not be a PFIC for 2027 and 2028; and (iv) we will not in fact be a PFIC in 2027 and 2028. However, the application of the start-up exception may be subject to uncertainty, and there can be no assurance that we will qualify for the start-up exception. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year (and, in the case of the start-up exception, potentially not until after the two taxable years following our current taxable year, i.e., 2029). Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year if there were to be changes in the nature and extent of our operations.
If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC. The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes a QEF Election. As further discussed below, in order to preserve the right to make a QEF Election for 2026 (if we were to be a PFIC for such year), a U.S. Holder may wish to file a “protective statement” with the IRS. As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a Mark-to-Market Election. A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”
If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company.
A U.S. Holder who held our common shares during any period in which we were treated as a PFIC and who neither made a QEF Election nor a Mark-to-Market Election may continue to be subject to the Default PFIC Regime, notwithstanding that we are no longer a PFIC. If you are a U.S. Holder who held our common shares during any period in which we were a PFIC but failed to make either of the foregoing elections, you are strongly encouraged to consult your tax adviser regarding the U.S. federal income tax consequences to you of holding our common shares in periods in which we are no longer a PFIC.
The QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. The due date for making the QEF Election is the Electing Holder’s filing deadline (with extensions) for the taxable year that ends with or within the taxable year of the Electing Holder. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.
Although a U.S. Holder normally is not permitted to make a QEF Election after the deadline has passed, a retroactive QEF Election may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF Election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year, and (ii) to the extent provided for in applicable Treasury Regulations, filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes for all taxable years of the shareholder to which the protective statement applies. If required to be filed to preserve the U.S. Holder’s ability to make a retroactive QEF Election, the protective statement must be filed by the due date of the investor’s return (including extensions) for the first taxable year to which the statement is to apply. Notwithstanding the foregoing, under the applicable Treasury Regulations, certain “qualified shareholders” are not required to satisfy the reasonable belief requirement or file a protective statement in order to preserve their ability to make a retroactive QEF Election with respect to the retroactive election year. A shareholder will be treated as a “qualified shareholder” for a taxable year if the shareholder (i) did not file a protective statement applicable to an earlier taxable year included in the shareholder’s holding period of the stock of the PFIC and (ii) at all times during the taxable year the shareholder owned, directly, indirectly, or constructively, less than two percent of the vote and value of each class of stock of the PFIC. U.S. Holders should consult their own tax advisors regarding the advisability of filing a protective statement with respect to our stock.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we are a PFIC in a taxable year and our shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your shares. As long as our common shares are traded on the Nasdaq Capital Market, as they currently are, our common shares should be considered “marketable stock” for purposes of making the Mark-to-Market Election. However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the Default PFIC Regime (described below) with respect to the U.S. Holder’s indirect interest in any of our subsidiaries that are treated as an equity interest in a PFIC.
If the Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common shares for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Distributions by us to a U.S. Holder who has made a Mark-to-Market Election generally will be treated as discussed above under “—Distributions on common shares.”
Gain realized on the sale, exchange, redemption or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.
A U.S. Holder would make a Mark-to-Market Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. The due date for making the Mark-to-Market Election is the U.S. Holder’s filing deadline (with extensions) for the U.S. Holder’s first taxable year to which the election applies. A Mark-to-Market Election generally would apply to all subsequent tax years as long as our stock remains “marketable stock.” A retroactive Mark-to-Market Election generally cannot be made.
Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election
Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated (a “Non-Electing Holder”) would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.
Under the Default PFIC Regime:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Distributions on common shares.”
These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares. If a Non-Electing Holder who is an individual dies while owning the common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common shares.
3.8% Tax on Net Investment Income
A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common shares. This tax is in addition to any income taxes due on such investment income. Net investment income generally will not include a U.S. Holder’s pro rata share of our income and gain if we are a PFIC and that U.S. Holder makes a QEF Election, as described above under “—The QEF Election.” However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF Election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares.
Shareholder Reporting
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisers regarding their reporting obligations under this legislation.
U.S. Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
Dividends on Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. To the extent that dividends are effectively connected income, if the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
Backup Withholding and Information Reporting
If you are a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of common shares effected at a United States office of a broker.
Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.
If you are a Non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of common shares effected at a United States office of a broker, as long as either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.
Other Tax Considerations
In addition to the income tax consequences discussed above, the Company may be subject to tax, including tonnage taxes, in one or more other jurisdictions where the Company conducts activities. Generally, under a tonnage tax, a company is taxed based on the net tonnage of qualifying vessels such company operates, independent of actual earnings. The amount of any tonnage tax imposed upon our operations may be material.
F.	Dividends and Paying Agents
See “Item 8. Financial Information—A. Combined Carve-out Statements and other Financial Information-Dividend Policy” for discussion of our dividend policy.
G.	Statement by Experts
The combined carve-out financial statements of AI OKTO Predecessor as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 included in this registration statement have been audited by Deloitte

Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report. Such combined carve-out financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The office of Deloitte Certified Public Accountants S.A. is located at Fragoklissias 3a & Granikou Street, Marousi, Athens 151 25, Greece.
H.	Documents on Display
When the SEC declares this registration statement effective, we will be subject to the informational requirements of the Exchange Act. In accordance with these requirements we will file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our filings will also be available on our website at www.aiokto.com. This web address is provided as an inactive textual reference only. Information contained on, or that can be accessed through, these websites, does not constitute part of, and is not incorporated into, this registration statement.
As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. Directors and officers of foreign private issuers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies. However, our principal shareholders are not required to file Section 16(a) reports and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 and related rules with respect to their purchase and sales of our securities. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our financial statements prepared in accordance with GAAP.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
AI OKTO CORP.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
Tel: + 357 25 357 765
I.	Subsidiary Information
Not applicable.
J.	Annual Report to Security Holders
We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our activities expose us primarily to the financial risks of changes in interest rates, foreign currency exchange rates and inflation and credit risk as described below.
Interest Rate Risk
On March 30, 2026, Starfire Shipping Predecessor and Nightwing Shipping Predecessor and two of the Parent’s subsidiaries entered into a $60.0 million senior secured revolving credit facility with a leading European Bank, which bears interest at Term SOFR plus a margin per annum. Our interest expense has been affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes and based on $15.0 million drawn, an increase in SOFR of 1% would increase the annual interest expense by approximately $0.2 million. The Company currently has no interest rate hedging instruments in place. Management monitors interest rate developments and may enter into derivative instruments in the future to manage this exposure.
Foreign Currency Exchange Rate Risk
We generate all of our revenues in U.S. dollars. A minority of our vessels’ operating expenses (1.8% for the year ended December 31, 2024, and 3.4% for the year ended December 31, 2025) and of our general and administrative expenses (2.7% for the year ended December 31, 2024 and 5.4% for the year ended December 31, 2025) are in currencies other than the U.S. dollar, primarily Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2024, and as of December 31, 2025, these non-U.S. dollar expenses represented 1.2% and 2.3% of our revenues, respectively. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.
Inflation Risk
Inflation has not had a material effect on our expenses in the preceding fiscal year. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Part II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures
Not applicable.
B.	Management’s Annual Report on Internal Control Over Financial Reporting
Not applicable.
C.	Attestation Report of the Registered Public Accounting Firm
Not applicable.
D.	Changes in Internal Control Over Financial Reporting
Not applicable.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
ITEM 16B.	CODE OF ETHICS
Not applicable.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
Not applicable.
Audit-Related Fees
Not applicable.
Tax Fees
Not applicable.
All Other Fees
Not applicable.
Audit Committee’s Pre-Approval Policies and Procedures
Not applicable.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.	INSIDER TRADING POLICIES
Not applicable.
ITEM 16K.	CYBERSECURITY
Not applicable.

Part III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-2 to F-20 filed as part of this registration statement.
ITEM 19.	EXHIBITS

1.1	Form of Amended and Restated Articles of Incorporation of AI OKTO.*

1.2	Form of Amended and Restated Bylaws of AI OKTO.*

1.3	Form of Statement of Designation of the Rights, Preferences and Privileges of 1.00% Series A Fixed Rate Non-Cumulative Perpetual Convertible Preferred Shares of AI OKTO.*

1.4	Form of Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares of AI OKTO.*

1.5	Form of Statement of Designation of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares of AI OKTO.*

4.1	Form of Shareholder Protection Rights Agreement by and between AI OKTO and Broadridge Corporate Issuer Solutions, LLC, as rights agent.*

4.2	Form of Contribution and Spin Off Distribution Agreement between AI OKTO and Toro Corp.*

4.3	Form of Master Management Agreement by and among AI OKTO, its ship-owning subsidiaries and Castor Ships S.A.*

4.4	Loan Agreement by and between Starfire Shipping Co., Nightwing Shipping Co., Quicksilver Shipping Co., Mantis Shipping Co. and Hamburg Commercial Bank AG, dated as of March 30, 2026.*

8.1	List of Subsidiaries.*

15.1	Consent of Deloitte Certified Public Accountants S.A.*

15.2	Consent of Watson Farley & Williams LLP.*

*	To be filed by amendment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

AI OKTO CORP.

By:
Name:
Date: [•], 2026	Title:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of AI OKTO CORP.
Opinion on the Financial Statements
We have audited the accompanying combined carve-out balance sheets of AI OKTO CORP. Predecessor (the “Company”) as of December 31, 2024 and 2025, the related combined carve-out statements of operations, combined carve-out statements of changes in net parent investment and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
July 13, 2026

We have served as the Company’s auditor since 2026.

AI OKTO CORP. PREDECESSOR
COMBINED CARVE-OUT BALANCE SHEETS
December 31, 2024 and December 31, 2025
(Expressed in U.S. Dollars – except for share data)

		December 31,	December 31,
ASSETS	Note	2024	2025
CURRENT ASSETS:
Cash and cash equivalents		$736	$622
Due from related parties, current	3	4,998,541	17,858,005
Inventories		149,386	62,728
Prepaid expenses and other assets		192,462	169,450
Accrued revenue		19,590	9,113
Total current assets		5,360,715	18,099,918

NON-CURRENT ASSETS:
Vessels, net	3,5	65,891,890	29,656,854
Due from related party	3	1,201,959	603,093
Deferred charges, net	4	—	1,835,981
Total non-current assets		67,093,849	32,095,928
Total assets		$72,454,564	$50,195,846

LIABILITIES AND NET PARENT INVESTMENT
CURRENT LIABILITIES:
Accounts payable		549,232	707,636
Deferred revenue		984,000	335,000
Accrued liabilities		164,853	270,929
Total current liabilities		1,698,085	1,313,565

Total liabilities		1,698,085	1,313,565

Commitments and contingencies	7

Net parent investment		70,756,479	48,882,281
Total liabilities and net parent investment		$72,454,564	$50,195,846

The accompanying notes are an integral part of these combined carve-out financial statements.

AI OKTO CORP. PREDECESSOR
COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

		Year Ended December 31,	Year Ended December 31,
	Note	2024	2025
REVENUES:
Time charter revenues	8	14,315,299	12,803,193
Voyage charter revenues	8	1,310,312	—
Total vessel revenues		15,625,611	12,803,193

EXPENSES:
Voyage expenses (including $292,661 and $384,410 to related party for the years ended December 31, 2024, and 2025, respectively)	3,9	(1,279,696)	(690,188)
Vessel operating expenses (including $0 and $190,000 to related party for the years ended December 31, 2024, and 2025, respectively)	9	(6,990,110)	(6,641,142)
Management fees to related party	3	(1,544,648)	(1,345,204)
Bad debt expense		(25,369)	—
Depreciation and amortization	4,5	(3,732,688)	(3,264,905)
General and administrative expenses (including $706,879 and $539,293 to related party for the years ended December 31, 2024, and 2025, respectively)	3	(2,216,411)	(1,347,770)
Total expenses		$(15,788,922)	$(13,289,209)

Operating loss		$(163,311)	$(486,016)

OTHER (EXPENSES)/INCOME:
Finance costs		(16,603)	(15,356)
Interest income		148,093	539,527
Foreign exchange gains/(losses)		1,439	(14,011)
Total other income, net		$132,929	$510,160

Net (loss)/income		$(30,382)	$24,144

The accompanying notes are an integral part of these combined carve-out financial statements.

AI OKTO CORP. PREDECESSOR
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN NET PARENT INVESTMENT
For the years ended December 31, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

Net parent investment
Balance, December 31, 2023	$68,570,450
Net loss	(30,382)
Net increase in net parent investment (Note 1)	2,216,411
Balance, December 31, 2024	$70,756,479
Net income	24,144
Net decrease in net parent investment (Note 1)	(21,898,342)
Balance, December 31, 2025	$48,882,281

The accompanying notes are an integral part of these combined carve-out financial statements.

AI OKTO CORP. PREDECESSOR
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2025
(Expressed in U.S. Dollars)

	Note	Year ended December 31, 2024	Year ended December 31, 2025
Cash Flows (used in)/provided by Operating Activities:
Net (loss)/income		$(30,382)	$24,144
Adjustments to reconcile net (loss)/income to net cash used in Operating activities:
Depreciation and amortization	4,5	3,732,688	3,264,905
Bad debt expense	5	(25,369)	—
Straight line amortization of hire		(19,590)	10,477
Changes in operating assets and liabilities:
Accounts receivable trade		578,173	—
Inventories		6,500	49,869
Due from/to related party manager	3	(4,807,503)	3,037,466
Prepaid expenses and other assets		(58,175)	23,012
Accounts payable		(650,217)	89,908
Accrued liabilities		(74,134)	(69,839)
Deferred revenue		674,000	(649,000)
Dry-dock costs paid		—	(3,460,226)
Net cash (used in)/provided by Operating Activities		(674,009)	2,320,716

Cash flow (used in)/provided by Investing Activities:
Capitalized vessel improvements		(15,776)	(32,882)
Gross proceeds from sale of vessels		—	38,000,000
Net transfers to Treasury manager	3	(1,526,620)	(15,298,064)
Net cash (used in)/provided by Investing Activities		(1,542,396)	22,669,054

Cash flows provided/(used in) by Financing Activities:
Net increase/(decrease) in parent investment		2,216,411	(24,989,884)
Net cash provided by/(used in) Financing Activities		2,216,411	(24,989,884)

Net increase/(decrease) in cash and cash equivalents		6	(114)
Cash and cash equivalents at the beginning of the year		730	736
Cash and cash equivalents at the end of the year		736	622

SUPPLEMENTAL CASH FLOW INFORMATION
Non cash investing activities:
Excess of consideration over carrying value of sold assets		—	3,091,542

The accompanying notes are an integral part of these combined carve-out financial statements.

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:
The accompanying combined carve-out financial statements include the subsidiaries (collectively, the “AI OKTO Subsidiaries” or the “Company”) comprising the LPG carrier segment of Toro Corp. (“Toro”, or the “Parent”) for the years ended December 31, 2024 and 2025. The accompanying combined carve-out financial statements are those of the AI OKTO Subsidiaries (as listed below) for the period presented using the historical carrying costs of the assets and the liabilities of these companies from the dates of their incorporation. All companies are incorporated under the laws of the Marshall Islands.
AI OKTO CORP. (“AI OKTO”), a wholly owned subsidiary of Toro, was formed on October 21, 2025 under the laws of the Republic of the Marshall Islands and was acquired by Toro from Robin Energy (“Robin”), a company controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, on July 9, 2026. Toro plans to separate its LPG carrier segment by contributing to AI OKTO its interest at the date of contribution in its LPG subsidiaries comprising its LPG fleet owning two LPG vessels. The Company’s LPG fleet is engaged in the worldwide transportation of liquefied petroleum gases.
Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), is a related party controlled by Mr. Panagiotidis. Castor Ships provided commercial ship management services, ship management and chartering services to the vessels owned by the AI OKTO Subsidiaries. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the AI OKTO Subsidiaries’ consent, for the Company’s vessels. Castor Ships had subcontracted to third-party ship management companies the technical management of all the Company’s vessels, except the LPG Dream Syrax, for which Castor Ships has provided the technical management since November 5, 2024 until the sale date.
The AI OKTO Subsidiaries of Toro which are included in the Company’s combined carve-out financial statements for the periods presented are listed below.
Combined AI OKTO Subsidiaries:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Starfire Shipping Co. (“Starfire”)	Marshall Islands	05/02/2023	LPG Dream Arrax	4,753	2015	June 14, 2023
2	Nightwing Shipping Co. (“Nightwing”)	Marshall Islands	05/02/2023	LPG Dream Vermax	5,155	2015	August 4, 2023
3	Zatanna Shipping Co. (“Zatanna”)(1)	Marshall Islands	05/02/2023	LPG Dream Terrax	4,743	2020	May 26, 2023
4	Cyborg Shipping Co. (“Cyborg”)(2)	Marshall Islands	05/02/2023	LPG Dream Syrax	5,158	2015	July 18, 2023

(1)
On September 16, 2025, Zatanna entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG carrier Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025 (Note 3 and 5).

(2)
On July 10, 2025, Cyborg entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG carrier Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025 (Note 3 and 5).

Credit concentration:
Charterers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), were as follows:

Charterer	Year Ended December 31, 2024	Year Ended December 31, 2025
A	26%	41%
B	24%	30%
C	25%	29%
D	14%	—
Total	89%	100%

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:
Basis of Presentation
The accompanying combined carve-out financial statements include the accounts of the legal entities comprising the Company as discussed in Note 1. These combined carve-out financial statements are derived from the annual audited consolidated financial statements and accounting records of Toro and are presented on a carve-out basis. The combined carve out financial statements reflect the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These financial statements are presented as if such businesses had been combined throughout the period presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying combined carve-out financial statements.
Net Parent contributions to finance part or all of the acquisition cost of the vessels owned by the AI OKTO Subsidiaries are accounted for through the net parent investment account. Net parent investment represents Toro’s interest in the Company’s net assets including the Company’s accumulated income, the net cash contributions from Toro and the net cash distributions to Toro. Transactions with Toro are reflected in the accompanying combined carve-out statement of cash flows as investing and financing activities, and in the combined carve-out Changes in Net Parent Investment and combined carve-out balance sheet as “Net increase/(decrease) in net parent investment” and “Net parent investment”, respectively.
The activity in net parent investment which is presented in the accompanying combined carve-out statements of cash flows and changes in net parent investment is as follows:

	Year ended December 31,	Year ended December 31,
	2024	2025
Return of capital to the Parent company	—	(26,337,654)
Excess of consideration over carrying value of sold assets (Note 3,5)	—	3,091,542
General and administrative expenses allocation	2,216,411	1,347,770
Net parent investment	$2,216,411	$(21,898,342)

The combined carve-out statements of (loss)/income reflect expense allocations made to the Company by Toro of its general and administrative expenses. Management has estimated these allocated expenses to be $2.2 million and $1.3 million for the years ended December 31, 2024 and 2025, respectively. See Note 3 “Transactions with Related Parties” for further information on expenses allocated by Toro. Both the Company and Toro consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. Nevertheless, the combined carve-out financial statements may not be indicative of the Company’s future performance and may not include all the actual expenses that would have been incurred by the Company as an independent publicly traded company.
The Company has no common capital structure for the combined business and, accordingly, has not presented historical earnings per common share.
Use of estimates
The preparation of the accompanying combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the assumptions used to assess the recoverability of the Company's vessels including projected undiscounted net operating cash flows when indicators of impairment exist. Actual results may differ from these estimates.

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.
Significant Accounting Policies and Recent Accounting Pronouncements: (continued)
Other comprehensive income
The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of net parent investment. The Company has no other comprehensive income items and, accordingly, comprehensive (loss)/income equals net (loss)/income for the periods presented.
Foreign currency translation
The Company’s reporting and functional currency is the U.S. Dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and any gains or losses are included in the combined carve-out statements of operations.
Cash and cash equivalents
The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.
Accounts receivable trade
The amount shown as trade receivables at the balance sheet date, includes receivables from charterers for hire, freight, and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.), under the Company’s charter contracts, net of any current expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate current expected credit losses. There were no current expected credit losses recorded as of December 31, 2024 and 2025. Bad debt expense recorded as of December 31, 2024 and 2025 amounted to $25,369 and $0, respectively, and represented bad debts which are written off in the period in which they are identified.
Inventories
Inventories consist of bunkers, lubricants and provisions on board each vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. Inventories consist of bunkers during periods when vessels are unemployed, undergoing dry-docking or special survey or under voyage charters.
Insurance claims
The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, for insured crew medical expenses and for loss of hire for certain of its vessels that maintain such kind of insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Company can estimate the amount of such recovery following submission of the insurance claim and (iv) provided that the claim is not subject to litigation.
Vessels, net
Vessels, net are stated at cost net of accumulated depreciation. The cost of a vessel consists of the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its intended use which is to provide worldwide integrated transportation services. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred.

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.
Significant Accounting Policies and Recent Accounting Pronouncements: (continued)
Vessels’ depreciation
Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard, whereas secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.
Impairment of vessels
The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. In this respect, management regularly reviews the carrying amount of its vessels in connection with their estimated recoverable amount.
Dry-docking and special survey costs
Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed.
Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of a vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying combined carve-out statements of (loss)/income.
Revenue and expenses recognition
Revenues related to time charter contracts
The Company currently generates its revenues from time charter contracts. In past periods, the Company also generated revenues from voyage charter contracts. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount.
The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise crew, technical and safety services, among others. The Company further elected to adopt the practical expedient that provides it with the discretion to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it determined that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e., the vessel) rather than to the services provided under the time charter agreements.
Lease revenues are recognized on a straight-line basis over the non-cancellable rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.
Significant Accounting Policies and Recent Accounting Pronouncements: (continued)
to the Company, and is recorded as part of vessel revenues in the Company’s combined carve-out statement of (loss)/income. Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs (please also refer to Voyage expenses below).
Revenues related to voyage charter contracts
The Company accounts for its voyage charter contracts following the provisions of ASC 606, Revenue from contracts with customers. The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company retains control over the operations of the vessel, the terms of the voyage charter are predetermined, and any change requires the Company’s consent and are therefore considered service contracts.
The Company assessed the provisions of ASC 606 and concluded that there is one single performance obligation when accounting for its voyage charters, which is to provide the charterer with an integrated cargo transportation service within a specified period of time. In addition, the Company has concluded that voyage charter contracts meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. As a result of the foregoing, voyage revenue derived from voyage charter contracts is recognized from the time when a vessel arrives at the load port until completion of cargo discharge. Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income is recognized starting from the point that is determined that the amount can be estimated, and its collection is probable and on a straight-line basis until the end of the voyage.
Under a voyage charter agreement, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs.
Voyage expenses
Voyage expenses, consist of: (a) port, canal, and bunker expenses unique to a particular charter that the Company incurs during repositioning periods, and (b) brokerage commissions. At the inception of a charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a bunker gain or loss within voyage expenses. All voyage expenses are expensed as incurred, except for contract fulfilment costs which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. These capitalized contract fulfilment costs are recorded under “Deferred charges, net” in the accompanying balance sheet.
Accounting for financial instruments
The principal financial assets of the Company consist of cash and cash equivalents and amounts due from related parties. The principal financial liabilities of the Company consist of accounts payable and accrued liabilities.

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.
Significant Accounting Policies and Recent Accounting Pronouncements: (continued)
Fair value measurements
The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.
Repairs and maintenance
All repair and maintenance expenses, including underwater inspection expenses, are expensed in the period incurred. Such costs are included in Vessel operating expenses in the accompanying combined carve-out statements of (loss)/income.
Commitments, contingencies and provisions
Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.
Assets held for sale
The Company classifies a group of assets as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the assets; (ii) the assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated; (iv) the sale of the assets is probable, and transfer of the assets is expected to qualify for recognition as a completed sale within one year; (v) the assets are being actively marketed for sale at a price that is reasonable in relation to their current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the combined carve-out statements of operations. An asset ceases being depreciated once it meets the held for sale classification criteria.
Segment reporting
The Company reports financial information and evaluates its operations by total vessel revenues, vessel operating expenses, operating income and net income. As a result, management, including the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, assesses performance of the vessels and decides how to allocate resources based on net income, comparing actual to forecasted results and determines if adjustments to the chartering strategy are required, thus the Company has determined that it operates under one reportable segment, which refers to as LPG carrier segment and includes the Dream Terrax, Dream Arrax, Dream Syrax and Dream Vermax. LPG Dream Syrax and LPG Dream Terrax were sold on September 3 and September 25, 2025, respectively. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.
Recent Accounting Pronouncements:
In November 2023, the FASB issued ASU 2023-07, which requires annual and interim disclosures about significant segment expenses and other additional information related to the Company’s segments. ASU 2023-07 is

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.
Significant Accounting Policies and Recent Accounting Pronouncements: (continued)
effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company adopted ASU 2023-07 as of January 1, 2024 by including significant segment expenses reviewed by the Company’s CODM and other additional information related to the Company’s segment.
In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its combined carve-out financial statements.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of assessing the impact of ASU 2025-05 on its combined carve-out financial statements.
In November 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): The amendments in this update clarify interim disclosure requirements and the applicability of Topic 270 and are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently assessing the impact this standard will have on its combined carve-out financial statements.
3.	Transactions with Related Parties:
(a)	Castor Ships:
Pursuant to a master management agreement entered into on March 7, 2023, between Toro, its subsidiaries, and Castor Ships (as restated, amended and supplemented effective April 26, 2023, and as further amended or supplemented from time to time, the “Toro Amended and Restated Master Management Agreement”), Castor Ships managed the Company’s business overall and provided the AI OKTO Subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships generally is not liable to the Company for any loss, damage, delay, or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence, or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships is in no circumstances responsible for the actions of the crew of the Company’s vessels. The Company has also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Toro Amended and Restated Master Management Agreement, the Company’s ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).
In exchange for these services, Castor Ships charged and collected (i) a flat quarterly management fee in the amount of $0.75 million from Toro for the management and administration of its business (the “Flat Management Fee”), (ii) a daily management fee of $975 per vessel for ship management services provided under the Ship

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.
Transactions with Related Parties: (continued)
Management Agreements (the “Ship Management Fee”), (iii) a commission of 1.25% on all gross income received from the operation of its vessels, and (iv) a commission of 1% on each consummated vessel sale and purchase transaction. Castor Ships may also be reimbursed for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to the Company’s vessels.
Effective July 1, 2024, in lieu of the previously applicable commission structure and in addition to the Ship Management Fee and Flat Management Fee, Castor Ships charged and collected (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the AI OKTO Subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry.
Effective July 1, 2025, in lieu of the previously applicable commission structure and in addition to the Ship Management Fee and Flat Management Fee, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s ship-owning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt), or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities(including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.
The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year in accordance with the terms of the Toro Amended and Restated Master Management Agreement and (i) effective July 1, 2023, the daily Ship Management Fee increased from $975 per vessel to $1,039 per vessel and the quarterly Flat Management Fee increased from $0.75 million to $0.8 million, (ii) effective July 1, 2024, the daily Ship Management Fee increased from $1,039 per vessel to $1,071 per vessel and the quarterly Flat Management Fee increased from $0.8 million to $0.82 million and (iii) effective July 1, 2025, the daily Ship Management Fee increased from $1,071 per vessel to $1,100 per vessel and the quarterly Flat Management Fee increased from $0.82 million to $0.85 million.
The Toro Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of its effective date, unless the agreement is terminated earlier in accordance with the provisions contained therein. In the event that the Toro Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of its provisions by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships is entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under the Ship Management Agreements. As part of the spin off of AI OKTO, AI OKTO will enter into a master management agreement with Castor Ships with respect to its vessels in largely the same form as the Toro Amended and Restated Master Management Agreement.

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.
Transactions with Related Parties: (continued)
Castor Ships may choose to subcontract some of its provided services to other parties at its discretion. Castor Ships pays, at its own expense, the other management companies a fee for such services, without burdening the Company with any additional cost. As of December 31, 2025, in accordance with the provisions of the Toro Amended and Restated Master Management Agreement, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels except the LPG Dream Syrax , for which Castor Ships has provided the technical management since November 5, 2024 until the sale date, September 3, 2025.
During the years ended December 31, 2024 and 2025, Castor Ships charged the AI OKTO Subsidiaries and collected the following fees and commissions: (i) management fees amounting to $1,544,648 and $1,345,204, respectively, (ii) charter hire commissions amounting to $292,661 and $384,410 respectively, and (iii) sale and purchase commissions amounting to $190,000 (due to the sales under common control of the vessels LPG Dream Terrax and LPG Dream Syrax , which are included in ‘Vessel operating expenses’ in the accompanying combined carve-out statements of net (loss)/income (Note 9).
In addition, part of the general and administrative expenses incurred by Toro have been allocated on a pro rata basis within “General and administrative expenses” of the Company based on the proportion of the average of assets of the AI OKTO Subsidiaries’ vessels to the average of total consolidated assets of Toro. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, stock compensation cost, audit and consultancy fees. During the years ended December 31, 2024, and 2025, the administration costs charged by Castor Ships (Flat Management Fee) to Toro that were allocated to the Company amounted to $706,879 and $539,293, respectively and are included in ‘General and administrative expenses’ in the accompanying combined carve-out statements of (loss)/income.
The Toro Amended and Restated Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2024 and 2025, the working capital guarantee advances to Castor Ships amounted to $1,201,959 and $603,093, respectively, which are presented in ‘Due from related parties, non-current’ in the accompanying combined carve-out balance sheets. As of December 31, 2024 and 2025, operating expense payments made on behalf of the Company in excess of amounts advanced and advances of expected scheduled dry dock repairs amounted to $4,804,809 and $2,366,209, respectively, which are included in ‘Due from related parties, current’ in the accompanying combined carve-out balance sheets.
(b)	Parent Company:
As of December 31, 2024 and 2025, the amount due from Parent company was $193,732 and $15,491,796, respectively, and mainly related to funds transferred to the treasury manager of the Parent company (“Treasury manager”) pursuant to custodial arrangements in order to facilitate the management of AI OKTO Subsidiaries’ cash surpluses and organize more efficiently its expenditure payments. The abovementioned amounts are receivable by the Company on demand from the Parent’s cashflow. During the years ended December 31, 2024 and 2025, the AI OKTO Subsidiaries recognized interest income of $148,093 and $539,527, respectively, on funds held in custody accounts maintained by Treasury manager.
The following table provides a schedule of amounts due from related parties, current and non-current by listing the main transactions constituting such movements and the average balance due from the related parties, current and non-current for the year ended December 31, 2024 and 2025.

	Year ended December 31,	Year ended December 31,
	2024	2025
Starting Balance	(133,623)	6,200,500
Transfers to Treasury manager	17,383,282	51,281,844
Expenditure payments from Treasury manager	(15,856,662)	(9,646,126)
Transfers from Treasury manager for return of capital	—	(26,337,654)

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.
Transactions with Related Parties: (continued)

	Year ended December 31,	Year ended December 31,
	2024	2025
Operating expense payments from related party manager	(10,961,926)	(12,447,775)
Amounts advanced to related party manager for expense payments	15,769,429	10,009,175
Working capital guarantee advance to related party manager transferred from non-current to current due to sale of vessels	—	(598,866)
Ending Balance	$6,200,500	$18,461,098
Average Balance	$3,033,439	$12,330,799

(c)	Vessel Disposals:
On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025.
On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025.
The terms of the transactions were approved by the board of directors of the Parent and Robin at the recommendation of their respective special committees of disinterested and independent directors and were supported by independent valuations.
Both entities are controlled by the same controlling shareholder, Mr. Panagiotidis, and accordingly the transaction is considered to be between entities under common control. The transactions were accounted for as a transfer of assets between entities under common control in accordance with ASC 805-50, “Business Combinations—Related Issues.” No gain or loss was recognized in the combined carve-out statements of operations as a result of the transactions. The difference between the consideration received and the historical carrying amount of the vessels, amounting to $3,091,542, was presented as ‘Excess of consideration over carrying value of sold assets’ in the accompanying combined carve-out statements of changes in Net parent investment.
4.	Deferred Charges, net:
The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying combined carve-out balance sheets is as follows:

Dry-docking costs
Balance December 31, 2024	$—
Additions	3,704,637
Amortization	(244,129)
Disposals	(1,624,527)
Balance December 31, 2025	$1,835,981

During the year ended December 31, 2025, the LPG Dream Arrax, LPG Dream Vermax and LPG Dream Terrax initiated and completed their scheduled dry-dock repairs. During the year ended December 31, 2025, the LPG Dream Syrax initiated its scheduled dry-dock repairs and was sold prior to its completion. During the year ended December 31, 2024, none of the vessels underwent dry-dock repairs.

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Vessels, net:
(a)	Vessels, net:
The amounts in the accompanying combined carve-out balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2023	$71,482,843	$(1,874,041)	$69,608,802
Capitalized vessel improvements	15,776	—	15,776
Depreciation	—	(3,732,688)	(3,732,688)
Balance December 31, 2024	$71,498,619	$(5,606,729)	$65,891,890
Capitalized vessel improvements	32,882	—	32,882
Vessel disposals	(37,139,899)	3,892,757	(33,247,142)
Depreciation	—	(3,020,776)	(3,020,776)
Balance December 31, 2025	$34,391,602	$(4,734,748)	$29,656,854

(b)	Vessel Disposals:
On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025.
On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025.
The Company reviewed its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value at December 31, 2024 and 2025.
6.	Financial Instruments and Fair Value Disclosures:
The principal financial assets of the Company consist of cash at banks and amounts due from related parties. The principal financial liabilities of the Company consist of accounts payable and accrued liabilities.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
•
Cash and cash equivalents, amounts due from related parties, accounts payable and accrued liabilities: The carrying values reported in the combined carve-out balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities.

•
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and due from related parties. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

7.	Commitments and Contingencies:
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined carve-out financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these combined carve-out financial

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.
Commitments and Contingencies: (continued)
statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying combined carve-out financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.
Commitments under long-term lease contracts
The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2025. Non-cancellable time charter contracts include fixed-rate time charters.

Twelve-month period ending December 31,	Amount
2026	$1,778,299
Total	$1,778,299

8.	Vessel Revenues:
The following table includes the vessel revenues earned by the Company for the years ended December 31, 2024 and 2025, as presented in the accompanying combined carve-out statements of (loss)/income:

	Year ended December 31,	Year ended December 31,
	2024	2025
Time charter revenues	14,315,299	12,803,193
Voyage charter revenues	1,310,312	—
Total Vessel Revenues	$15,625,611	$12,803,193

The Company generates its revenues from time charters and voyage contracts. The Company typically enters into time charters ranging from one month to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo.
Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a ship’s voyage.
As of December 31, 2024, and December 31, 2025, there were no ‘Trade accounts receivable, net’, related to voyage charters, respectively.
As of December 31, 2024, and December 31, 2025, there were no deferred assets and no deferred liabilities related to voyage charters, respectively.

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Vessel Operating and Voyage Expenses:
The amounts in the accompanying combined carve-out statements of (loss)/income are analyzed as follows:

	Year ended December 31,	Year ended December 31,
Voyage expenses	2024	2025
Brokerage commissions	312,605	256,273
Brokerage commissions- related party	292,661	384,410
Port & other expenses	83,506	7,582
Bunkers consumption	589,412	41,923
Loss on bunkers	1,512	—
Total Voyage expenses	$1,279,696	$690,188

	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2024	2025
Crew & crew related costs	4,716,670	4,378,839
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	1,051,071	1,055,334
Lubricants	133,471	116,061
Insurance	289,245	245,169
Tonnage taxes	36,526	43,382
Other	763,127	802,357
Total Vessel operating expenses	$6,990,110	$6,641,142

10.	Segment reporting:
The reportable segment reflects the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. Since the Company has one reportable segment, which it refers to as the LPG carrier segment, the CODM assesses segment performance using a key financial measure, net income. This metric helps the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. In addition, the CODM reviews segment assets as reported on the combined carve-out balance sheets as “Total Assets”.
The following table summarizes the Company’s significant segment information:

	Year ended December 31, 2024	Year ended December 31, 2025
Time charter revenues	$14,315,299	$12,803,193
Voyage charter revenues	1,310,312	—
Total vessel revenues	$15,625,611	$12,803,193
Voyage expenses (including charges from related parties)	(1,279,696)	(690,188)
Vessel operating expenses (including charges from related parties)	(6,990,110)	(6,641,142)
Management fees to related party	(1,544,648)	(1,345,204)
Bad debt expense	(25,369)	—
Depreciation and amortization	(3,732,688)	(3,264,905)
Other segment items(1)	(2,083,482)	(837,610)
Net (loss)/income	$(30,382)	$24,144

(1)	Other segment items of the segment include Interest and finance costs, Interest income, Foreign exchange gains/(losses) and corporate general and administrative expenses (including related parties).

AI OKTO CORP. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Income Taxes:
AI OKTO Subsidiaries are incorporated under the laws of the Republic of the Marshall Islands but are not subject to income taxes in the Republic of the Marshall Islands. AI OKTO Subsidiaries are subject to registration and tonnage taxes, which are not based on taxable income and have been included in Vessel operating expenses in the accompanying combined carve-out statements of operations.
For purposes of the accompanying combined carve-out financial statements, income taxes have been determined in accordance with ASC 740, Income Taxes, based on the operations of AI OKTO Subsidiaries and the tax laws applicable in the jurisdictions in which they operate.
Pursuant to §883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the U.S. (the “Publicly Traded Test”). The Republic of the Marshall Islands, the jurisdiction where AI OKTO Subsidiaries are incorporated, grants an equivalent exemption to United States corporations. Therefore, the AI OKTO Subsidiaries are exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly Traded Test is met.
For the years ended December 31, 2025 and 2024, AI OKTO Subsidiaries qualified for the Section 883 exemption based on the historical ownership structure of their publicly traded Parent, which satisfied the Publicly Traded Test because it has obtained an ownership statement from a qualified shareholder who is the ultimate beneficial owner directly and indirectly of 54.3% and 59.2% of its common shares as of the tax period ending December 31, 2024 and 2025, respectively. The shares owned by this qualified shareholder precluded non-qualified shareholders from owning more than 50% of the Company’s issued and outstanding shares during the 2024 and 2025 tax year. Accordingly, the AI OKTO Subsidiaries qualified for the Section 883 exemption through the publicly traded Parent’s qualification for the closely held block exception to the Publicly Traded Test as provided for in Treasury Regulation §1.883-2(d)(3)(ii) and have recorded no provision for U.S. source gross transportation income tax in the accompanying combined carve-out statements of operations for the year ended December 31, 2024 and 2025.
AI OKTO Subsidiaries were not subject to income taxes in any other jurisdiction for the years ended December 31, 2025 and 2024. Accordingly, no provision for income taxes has been recognized in the accompanying combined carve-out statements of operations for those periods.
12.	Subsequent Events:
The Company has evaluated subsequent events through July 13, 2026 and identified the following subsequent event.
Revolving Credit Facility: On March 30, 2026, two of AI OKTO Subsidiaries, Starfire and Nightwing and two of Toro’s subsidiaries entered into an up to $60.0 million revolving credit facility (the “Facility”) with a European financial institution. The Facility was partially drawn down by $15 million on April 2, 2026 which was fully repaid on June 30, 2026. The Facility has a tenor of five years from the first drawdown date, bears interest at Term SOFR plus a margin per annum, and is secured by first priority mortgages over the vessels LPG Dream Arrax and LPG Dream Vermax and two of Toro’s vessels. Under the Facility, a security cover ratio of not less than 125%, a minimum liquidity amount of $250,000 in each mortgaged vessel’s pledged deposit account and a quarterly dry-dock reserve deposit of $20,000 per mortgaged vessel are required to be maintained.